 As filed with the Securities and Exchange Commission on November 2, 1999

                                                 Registration No. 333-89585
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  -----------

                              AMENDMENT NO. 1

                                    TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933

                                  -----------

                            ACT MANUFACTURING, INC.
             (Exact name of registrant as specified in its charter)

                                  -----------

      Massachusetts                  3670                04-2777507
     (State or other          (Primary Standard       (I.R.S. Employer
       jurisdiction               Industrial       Identification Number)
   of incorporation or        Classification Code
      organization)                 Number)

                                  -----------

                                  2 Cabot Road
                                Hudson, MA 01749
                                 (978) 567-4000
              (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)

                                  -----------

                                  JOHN A. PINO
               Chairman of the Board and Chief Executive Officer
                            ACT Manufacturing, Inc.
                                  2 Cabot Road
                                Hudson, MA 01749
                                 (978) 567-4000
                            (Name, address including
   zip code, and telephone number, including area code, of agent for service)

                                  -----------

                                   Copies to:
         JOHN A. MELTAUS, ESQ.                    DAVID F. DIETZ, P.C.
        BARBARA M. JOHNSON, ESQ.                 ANDREW F. VILES, ESQ.
          SUSAN J. NOCK, ESQ.                 Goodwin, Procter & Hoar llp
    Testa, Hurwitz & Thibeault, llp                  Exchange Place
            125 High Street                   Boston, Massachusetts 02109
      Boston, Massachusetts 02110              Telephone: (617) 570-1000
       Telephone: (617) 248-7000                Telecopy: (617) 523-1231
        Telecopy: (617) 248-7100
   Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date hereof.
   If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]
   If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [_]

                                  -----------

   The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. We may + +not sell these securities until the registration statement filed with the + +Securities and Exchange Commission is effective. This prospectus is not an + +offer to sell these securities and it is not soliciting offers to buy these + +securities in any jurisdiction where the offer or sale is not permitted. +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

               SUBJECT TO COMPLETION, DATED NOVEMBER 2, 1999

                                2,750,000 Shares

                          [LOGO OF ACT MANUFACTURING]

                            ACT Manufacturing, Inc.

                                  Common Stock

                                   --------

  We are selling 2,500,000 shares of common stock and the selling stockholders are selling 250,000 shares of common stock. We will not receive any of the proceeds from the shares of common stock sold by the selling stockholders.

  Our common stock is listed on The Nasdaq Stock Market's National Market under the symbol "ACTM". On October 28, 1999, the last reported sale price for our common stock on The Nasdaq National Market was $27.625 per share.

  The underwriters have an option to purchase a maximum of 412,500 additional shares to cover over-allotments of shares.

  Investing in our common stock involves risks. See "Risk Factors" on page 6.

                                                 Underwriting     Proceeds to      Proceeds to
                                  Price to      Discounts and         ACT            Selling
                                   Public        Commissions     Manufacturing     Stockholders
                                  --------      -------------    -------------     ------------
Per Share...................       $                $                $                $
Total.......................       $                $                $                $

  Delivery of the shares of common stock will be made on or about    ,  .

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse First Boston

            CIBC World Markets

                         SG Cowen

                                                                J.C.Bradford&Co.

                    The date of this prospectus is    ,   .

                                 ------------

                               TABLE OF CONTENTS

                                      Page
                                      ----
Prospectus Summary..................    1
Risk Factors........................    6
Cautionary Statements Regarding
 Forward-Looking Statements.........   17
Use of Proceeds.....................   18
Price Range of Common Stock.........   18
Dividend Policy.....................   19
Capitalization......................   19
Selected Consolidated Financial
 Data...............................   20
Management's Discussion and Analysis
 Of Financial Condition and Results
 of Operations......................   23

                                      Page
                                      ----
Business............................   35
Management..........................   48
Principal and Selling Stockholders..   50
Underwriting........................   52
Notice to Canadian Residents........   53
Legal Matters.......................   54
Experts.............................   54
Where You Can Find More
 Information........................   54
Index to Consolidated Financial
 Statements.........................  F-1

                                 ------------

   You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

                               PROSPECTUS SUMMARY

   This summary highlights information contained elsewhere in this prospectus. This summary may not contain all of the information that is important to you. You should read the entire prospectus, including our consolidated financial statements and related notes, before making an investment decision. In addition to historical information, the following summary and other parts of this prospectus contain forward-looking statements within the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that reflect our plans, estimates, intentions, expectations and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include, but are not limited to, those set forth under "Risk Factors" and contained elsewhere in this prospectus. Unless otherwise indicated, all information in this prospectus assumes no exercise of the underwriters' over-allotment option.

                                  Our Company

   We are a leading provider of value-added electronics manufacturing services to original equipment manufacturers (OEMs) in the networking and telecommunications, computer, industrial and medical equipment markets. We target and have developed a particular expertise in serving emerging and established OEMs who require moderate volume production runs of complex, leading-edge commercial market applications such as wireless and ADSL modems, Internet access switches, routers and mass storage systems. The multiple configurations and high printed circuit board densities that characterize these applications generally require technologically-advanced and flexible manufacturing as well as a high degree of other value-added services.

   We develop close, long-term relationships with our customers by working with them throughout the development, manufacturing and distribution processes to enhance the manufacturability, testability and reliability of our customers' products. We provide OEMs with:

  . complex printed circuit board assembly, primarily utilizing advanced surface mount technology;

  .  electro-mechanical sub-assembly;

  .  total system assembly and integration;

  .  mechanical and molded cable and harness assembly; and

  . value-added services, such as flexible materials management, comprehensive test services, order fulfillment, and product diagnostics and repair.

   We have developed strong customer relationships with a wide range of companies in the networking and telecommunications and computer industries. Our customer base of over 100 customers includes large, established OEMs such as EMC Corporation, Motorola and Nortel Networks, and emerging providers of next-generation technology products such as Convergent Networks, Efficient Networks, Monterey Networks and Redstone Communications. Networking and telecommunications OEMs represented approximately 63% of our net sales for the nine months ended September 30, 1999, 58% in fiscal 1998 and 66% in fiscal 1997, while computer OEMs accounted for approximately 27% of our net sales for the nine months ended September 30, 1999, 32% in fiscal 1998 and 23% in fiscal 1997.

   Industry sources estimate that the electronics manufacturing services industry grew at an average annual rate of 25% from 1994 to 1998, from approximately $25 billion to $60 billion. Industry sources also indicate that our industry is expected to grow to approximately $106 billion by 2001. The increasing reliance of OEMs on outsourcing is the primary factor behind the growth of the electronics manufacturing services industry. According to industry sources, the electronics manufacturing services industry's revenue accounted for approximately 12% of the cost of goods sold in the electronics industry in 1996. By 2003, industry sources estimate that this percentage will increase to 33%. OEMs are increasingly divesting internal manufacturing capacity and seeking to outsource a broad range of manufacturing and related engineering and value-added services. Outsourcing enables OEMs to take advantage of the manufacturing expertise, advanced technology, capital investments and overall cost benefits obtained by electronics manufacturing services providers. Outsourcing also allows OEMs to focus on what they believe to be their core strengths, such as product research and development, software design and development, and sales and marketing, and to use their capital to pursue other business opportunities including acquisitions.

   We believe that growth through selective acquisitions is important to achieve the scale, customer diversity, cost efficiencies and breadth of service offerings required to remain competitive in the growing electronics manufacturing services industry. Since 1997, we have completed four acquisitions. In particular, our July 1999 merger with CMC Industries, Inc. enabled us to significantly increase our scale of operations, increase our customer base, expand our geographic presence, broaden our range of manufacturing capabilities and further strengthen our management and engineering resources. The GSS/Array asset acquisition in October 1999 considerably enhanced our advanced engineering capabilities, in particular our high-end radio frequency capabilities.

   Our objective is to enhance our position as a leading provider of value-added electronics manufacturing services to high-technology OEMs. Our strategy to achieve this objective includes the following critical elements:

  . serve a diversified customer base in high-growth markets such as networking and telecommunications and computers;

  . establish and maintain close customer relationships by working with customers throughout the development, manufacturing and distribution processes;

  . provide a comprehensive manufacturing solution that encompasses value-added services in addition to advanced engineering and manufacturing services, such as flexible materials management;

  . expand our geographic presence to serve the needs of OEMs seeking to outsource their worldwide electronics manufacturing services requirements; and

  .  pursue selective acquisition opportunities.

   ACT Manufacturing was incorporated in Massachusetts in 1982 under the name Advanced Cable Technologies, Inc. In December 1994, Automated Component Technologies, Inc., a related company with common ownership, was merged into Advanced Cable Technologies, Inc. which then changed its name to ACT Manufacturing, Inc. Our principal executive offices are located at 2 Cabot Road, Hudson, Massachusetts 01749 and our telephone number is (978) 567-4000.

                                  ------------

   "ACT Manufacturing" and the ACT logo are trademarks and service marks of ACT Manufacturing, Inc. Other product, company or organization names cited in this prospectus may be trademarks or registered trademarks of their respective companies or organizations.

                                  The Offering

Common stock offered by:
  ACT Manufacturing.....   2,500,000 shares
  The selling
   stockholders.........     250,000 shares
    Total...............   2,750,000 shares
Common stock to be
 outstanding after the
 offering...............  15,538,824 shares
Use of proceeds.........  We intend to use approximately $55 million of our net proceeds to reduce indebtedness under our bank
                          credit facility, and the remainder for working capital
                          and other general corporate purposes, including potential
                          acquisitions. We will not receive any proceeds from the
                          sale of shares of common stock being offered by the
                          selling stockholders. See "Use of Proceeds."
Nasdaq National Market
 symbol.................  ACTM

   We calculated the number of shares of common stock to be outstanding after the offering based on the number of shares outstanding on September 30, 1999. This number excludes:

  . 1,980,058 shares issuable upon the exercise of stock options outstanding on September 30, 1999 with a weighted average exercise price of $11.25; and

  . 1,672,460 shares of common stock available for future grant under our stock option plans on September 30, 1999.

                      Summary Consolidated Financial Data

   The data set forth below has been restated to give retroactive effect to the merger of ACT Manufacturing, Inc. and CMC Industries, Inc. on July 29, 1999 which has been accounted for as a pooling of interests as described in note 1 to our consolidated financial statements. The summary consolidated financial data set forth below is only a summary and you should read it together with "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes appearing elsewhere in this prospectus. We have adjusted the consolidated balance sheet data as of September 30, 1999 to give effect to our sale of 2,500,000 shares of common
stock in the offering, assuming a public offering price of $      per share,
after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us and the application of the estimated net proceeds from the offering. While we have assumed for purposes of the adjusted consolidated balance sheet data below that we will apply approximately $55 million of our net proceeds to reduce long-term debt, you should be aware that we have broad discretion under our bank credit facility as to the amount we choose to repay. We may actually repay more or less of our long-term debt.

                                                                      Nine Months Ended
                                  Fiscal Year Ended December 31,(1)   September 30,(2)
                                  --------------------------------- ---------------------
                                     1996       1997        1998       1998      1999
                                  ---------- ----------  ---------- ---------- ----------
                                         (in thousands, except per share data)
Consolidated Statement of Opera-
 tions Data:
Net sales.......................  $390,611   $479,139    $592,484   $451,625   $483,571
Cost of goods sold..............   351,485    454,203     556,339    425,384    447,253
                                  --------   --------    --------   --------   --------
Gross profit....................    39,126     24,936      36,145     26,241     36,318
Selling, general and
 administrative expenses........    18,268     24,516      27,383     19,454     21,807
Restructuring costs.............       792        --          --         --         --
Merger costs (3)................       --         --          --         --       5,601
                                  --------   --------    --------   --------   --------
Operating income................    20,066        420       8,762      6,787      8,910
Interest and other expense,
 net............................     2,936      4,056       3,625      2,807      3,250
                                  --------   --------    --------   --------   --------
Income (loss) before provision
 for income taxes...............    17,130     (3,636)      5,137      3,980      5,660
Provision (benefit) for income
 taxes..........................     6,868     (1,235)      2,044      1,467      4,530
                                  --------   --------    --------   --------   --------
Net income (loss)...............  $ 10,262   $ (2,401)   $  3,093   $  2,513   $  1,130
                                  ========   ========    ========   ========   ========
Net income (loss) per common
 share:
  Basic.........................  $   0.86   $  (0.19)   $   0.24   $   0.20   $   0.09
  Diluted.......................  $   0.84   $  (0.19)   $   0.24   $   0.20   $   0.08
Weighted average shares
 outstanding:
  Basic.........................    11,880     12,330      12,665     12,615     12,880
  Diluted.......................    12,237     12,330      12,976     12,881     13,500

                                                            As of September 30,1999
                                                            -----------------------
                                                             Actual     As Adjusted
                                                            --------    -----------
                                                                 (in thousands)
Consolidated Balance Sheet Data:
Working capital............................................ $119,961     $
Total assets...............................................  294,874
Long-term debt, less current portion.......................   76,254
Total stockholders' equity.................................   91,381

--------------------

(1) ACT prepares its financial statements on the basis of a fiscal year ending December 31 and CMC prepared its financial statements on the basis of a fiscal year ending July 31. The consolidated statements of operations data for each of the three years in the period ended December 31, 1998 (referred to as "fiscal" 1996, 1997, and 1998) reflect the results of operations for ACT for the years then ended combined with the results of operations for CMC for the years ended July 31, 1996, 1997, and 1998. The consolidated financial statements have been adjusted to reflect the conforming of CMC's accounting policy with that of ACT's by expensing previously capitalized preoperating and start-up costs associated with CMC's Mexican manufacturing facility. The adjustment also gives effect to the tax deductibility of these expenses. As a result of ACT and CMC having different fiscal years, CMC's condensed consolidated results of operations for the five-month period from August 1, 1998 through December 31, 1998 are reported separately within this prospectus.

(2) The consolidated statement of operations data for the nine months ended September 30, 1998 reflect the results of operations for ACT for the period then ended combined with the results of operations for CMC for the nine-month period ended April 30, 1998. The consolidated statement of operations data for the nine months ended September 30, 1999 and the consolidated balance sheet data as of September 30, 1999 reflect the results of operations and financial position of ACT and CMC for the period then ended and as of that date. The financial statements have been adjusted to reflect the conforming of CMC's accounting policy with that of ACT's by expensing previously capitalized preoperating and start-up costs associated with CMC's Mexican manufacturing facility. The adjustment also gives effect to the tax deductibility of these expenses. In the opinion of our management, the unaudited condensed consolidated financial statements from which this data has been derived have been prepared on the same basis as ACT's audited consolidated financial statements and include all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of our financial condition and results of operations for such periods.

(3) Merger costs relating to the acquisition of CMC are comprised primarily of investment banking, legal, accounting, printing, integration and other fees and expenses directly related to the merger.

                                  RISK FACTORS

   This offering involves a high degree of risk. You should carefully consider the risks described below and the other information in this prospectus before deciding to invest in shares of our common stock. While these are the risks and uncertainties we believe are most important for you to consider, you should know that they are not the only risks or uncertainties facing us or which may adversely affect our business. If any of the following risks or uncertainties actually occurs, our business, financial condition and operating results would likely suffer. In that event, the market price of our common stock could decline, and you could lose all or part of the money you paid to buy our common stock.

                         Risks Related to Acquisitions

The expected benefits from the merger with CMC Industries may not occur.

   We completed the merger with CMC Industries with the expectation that the merger would result in certain benefits, including:

  .  cost savings related to the elimination of redundant activities;

  . the opportunity to generate revenue from new customers that require an electronics manufacturing services provider to have a minimum size and geographic coverage;

  . opportunities to increase revenues from our current customers by providing a lower cost alternative and a broader geographic presence;

  . operating efficiencies such as combined managerial, sales, marketing and technological expertise and personnel;

  .  greater ability to access the financial and capital markets; and

  . other synergies due to the strategic fit and compatibility of the two companies, including their common equipment platforms and information systems.

   We may not realize any of the anticipated benefits of the merger. Integrating CMC's operations and personnel with our business has been and continues to be a complex and difficult process. Achieving the benefits of the merger will depend upon the successful integration of CMC's business in an efficient and timely manner. The integration of CMC with our operations could require additional costs and expenses as well as demands on management personnel. The diversion of the attention of our management and any difficulties encountered in the process of combining our companies could cause the disruption of, or a loss of momentum in, our activities. Further, we may experience customer, supplier or employee attrition as a result of the merger. The merger would have had a dilutive effect on our net income per share on a pro forma combined basis for recent periods. We cannot assure you that the merger will become accretive to net income at any point in the future or that the benefits derived by us from the merger will outweigh or exceed the dilutive effects of the merger.

We have incurred substantial transaction, consolidation and integration costs related to the merger with CMC Industries.

   To complete the merger we incurred transaction costs of approximately $5.6 million, comprised primarily of investment banking, legal, accounting, printing, integration and other fees and expenses. We expensed these costs in the third quarter of fiscal 1999. The expenses incurred in connection with the consolidation and integration of our companies had an adverse effect on our operating results for the third quarter of fiscal 1999. We could incur additional consolidation and integration expenses in the future related to the merger.

We may fail to make additional acquisitions and may not successfully integrate acquisitions we do make, which could impair our ability to compete and our operating results.

   In light of the consolidation trend in our industry, we intend to pursue selectively acquisitions of additional electronics manufacturing services providers, facilities, assets or businesses. We may compete for acquisition opportunities with entities having significantly greater resources than us. As a result, we may not succeed in acquiring some or all companies, facilities, assets or businesses that we seek to acquire. Failure to consummate additional acquisitions may prevent us from accumulating sufficient critical mass required by customers in this consolidating industry. This failure could significantly impact our ability to effectively compete in our targeted markets and could negatively affect our results of operations.

   Moreover, acquisitions that we do complete may result in:

  . the potentially dilutive issuance of common stock or other equity instruments;

  . the incurrence of debt and amortization expenses related to goodwill and other intangible assets; or

  .  the incurrence of significant costs and expenses.

Acquisition transactions, including our recent asset acquisition of GSS/Array Technology, Inc., also involve numerous business risks, including:

  . difficulties in assimilating the acquired operations, technologies, personnel and products;

  . difficulties in managing geographically dispersed and international operations;

  .  the diversion of management's attention from other business concerns;

  .  the potential disruption of our business; and

  .  the potential loss of key employees.

                        Risks Related to Our Operations

Our business may suffer if the networking and telecommunications segments of the electronics industry fail to grow and evolve.

   Our customer base has historically been concentrated in a limited number of segments within the electronics industry. Net sales to customers within the networking and telecommunications segments accounted for approximately 63% of our net sales in the first nine months of 1999, 58% in fiscal 1998, and 66% in fiscal 1997. Developments adverse to these industry segments could materially and negatively impact us. These industry segments, and the electronics industry as a whole, experience:

  .  intense competition;

  . rapid technological changes resulting in short product life-cycles and consequent product obsolescence;

  .  significant fluctuations in product demand;

  .  economic cycles, including recessionary periods; and

  .  consolidation.

   Within the electronics industry, Year 2000 concerns may adversely affect demands or spending patterns for our customers' products which would adversely affect demand for our services. A recessionary period or other event leading to excess capacity affecting one or more segments of the electronics industry we serve would likely result in intensified price competition, reduced margins and a decrease in our net sales.

The loss of major customers could adversely affect us.

   We depend on a small number of customers for a significant portion of our business. For the first nine months of 1999, our four largest customers accounted for approximately 52% of our net sales. Customers representing 10% or more of our net sales for that period were:

  .  Nortel Networks (formerly Bay Networks and Aptis Communications)--15%;

  .  S-3 Incorporated (formerly Diamond Multimedia)--15%;

  .  Marconi (formerly Reltec)--12%; and

  .  Lucent Technologies (formerly Ascend Communications)--10%.

   For fiscal 1998 and 1997, our four largest customers accounted for approximately 42% and 40% of our net sales. Customers representing 10% or more of our net sales in fiscal 1998 were Nortel Networks and Micron Electronics, each with approximately 12%, as compared to Nortel Networks with 17% of our net sales in fiscal 1997. The timing and level of orders from our customers varies substantially from period to period. The historic level of net sales we have received from a specific customer in one particular period is not necessarily indicative of net sales we may receive from that customer in any future period.

   Our results may depend on our ability to diversify our customer base and reduce our reliance on particular customers. Our major customers may not continue to purchase products and services from us at current levels or at all. In particular, we experienced a significant decrease in sales to Micron in the third quarter of fiscal 1998. We expect that our business with Ascend, which was acquired by Lucent Technologies, will terminate in the fourth quarter of fiscal 1999. For various reasons, including consolidation in our customers' industries, we have in the past and will continue in the future to terminate or lose relationships with customers. We may not be able to expand our customer base to make up any sales shortfalls from our major customers so as to increase overall net sales. Because certain customers represent such a large part of our business, any of the following could negatively impact our business:

  .  the loss of one or more major customers;

  .  a significant reduction or delay in purchases from any major customer;

  . discontinuance by any major customer of the sale of products we manufacture;

  . a reduction in demand for the products of major customers that we manufacture; or

  . the inability or unwillingness of a major customer to pay for products and services on a timely basis or at all.

Our customers do not enter into long-term purchase orders or commitments, and cancellations, reductions or delays in customer orders would adversely affect our profitability.

   The level and timing of orders placed by our customers vary due to:

  .  customer attempts to manage inventory;

  . changes.in the customers' manufacturing strategy, such as a decision by a customer to either diversify or consolidate the number of electronics manufacturing services providers used or to manufacture their products internally; and

  .  variation in demand for customer products.

   We generally do not obtain long-term purchase orders or commitments from our customers. Instead, we work closely with our customers to anticipate delivery dates and future volume of orders based on customer forecasts. We rely on our estimates of anticipated future volumes when making commitments regarding:

  .  the levels of business that we will seek and accept;

  .  the timing of production schedules;

  .  the purchase of materials;

  .  the purchase or leasing of facilities and equipment; and

  .  the levels and utilization of personnel and other resources.

   Customers may cancel, reduce or delay orders that were either previously made or anticipated for a variety of reasons. Significant or numerous terminations, reductions or delays in our customers' orders could negatively impact our operating results. We often purchase components for product assemblies based on customer forecasts, at times without a customer commitment to pay for them. Our policy is that customers are generally responsible for materials and associated acquisition costs in the event of a significant reduction, delay or cancellation of orders from the forecasted amounts. A customer's unwillingness or inability to reimburse us for materials costs in the case of a significant variance from forecast could adversely affect our operating results.

Increased competition may result in decreased demand or prices for our services.

   The electronics manufacturing services industry is highly competitive. We compete against numerous U.S. and foreign electronics manufacturing services providers with global operations, as well as those who operate on a local or regional basis. In addition, current and prospective customers continually evaluate the merits of manufacturing products internally. Consolidation in the electronics manufacturing services industry results in a continually changing competitive landscape. The consolidation trend in the industry also results in larger and more geographically diverse competitors who have significant combined resources with which to compete against us. Some of our competitors have substantially greater managerial, manufacturing, engineering, technical, financial, systems, sales and marketing resources than we do. These competitors may:

  .  respond more quickly to new or emerging technologies;

  . have greater name recognition, critical mass and geographic and market presence;

  .  be better able to take advantage of acquisition opportunities;

  .  adapt more quickly to changes in customer requirements; and

  . devote greater resources to the development, promotion and sale of their services.

   We may be operating at a cost disadvantage compared to manufacturers who have greater direct buying power from component suppliers, distributors and raw material suppliers or who have lower cost structures. Our manufacturing processes are generally not subject to significant proprietary protection, and companies with greater resources or a greater geographic and market presence may enter our market or increase their competition with us. Increased competition from existing or potential competitors could result in price reductions, reduced margins or loss of market share.

We may not be able to obtain raw materials or components for our assemblies on a timely basis or at all.

   We rely on a single or limited number of third-party suppliers for many proprietary and other components used in the assembly process. We do not have any long-term supply agreements. Shortages of materials and components have occurred from time to time and will likely occur in the future. In particular, the earthquake in Taiwan in September 1999 could cause a shortage in components such as raw printed circuit boards, flash memory and application specific integrated circuits. Raw materials or component shortages could result in shipping delays or increased prices which could adversely affect our ability to manufacture products for our customers on a timely basis or at acceptable cost. Moreover, the consolidation trend in our suppliers' industry results in changes in supply relationships and in the price, availability and quality of components and raw materials. Due to our utilization of just-in-time inventory techniques, the timely availability of many components is dependent on our ability to both develop accurate forecasts of customer requirements and manage the materials supply chain. If we fail to do either, our operating results may suffer.

Operating in foreign countries exposes us to increased risks.

   We acquired in 1997, and then subsequently expanded in 1998, operations in Dublin, Ireland. As a result of our merger with CMC, we acquired operations in Hermosillo, Mexico and a procurement office in Taiwan. We may in the future expand into other international regions. We have limited experience in managing geographically dispersed operations and in operating in Europe, Mexico or Asia. We also purchase a significant number of components manufactured in foreign countries. Because of the scope of our international operations, we are subject to the following risks which could materially impact our results of operations:

  .  economic or political instability;

  .  transportation delays and interruptions;

  .  foreign exchange rate fluctuations;

  .  increased employee turnover and labor unrest;

  .  longer payment cycles;

  .  greater difficulty in collecting accounts receivable;

  .  utilization of different systems and equipment;

  . difficulties in staffing and managing foreign personnel and diverse cultures; and

  .  less developed infrastructures.

   In addition, changes in policies by the U.S. or foreign governments could negatively affect our operating results due to:

  .  increased duties;

  .  increased regulatory requirements;

  .  higher taxation;

  .  currency conversion limitations;

  .  restrictions on the transfer of funds;

  .  the imposition of or increase in tariffs; or

  .  limitations on imports or exports.

   Also, we could be adversely affected if our host countries revise their current policies encouraging foreign investment or foreign trade.

Our business could suffer if we lose the services of, or fail to attract, key personnel.

   Our future success largely depends upon the skills and efforts of John A. Pino, Chairman of the Board and Chief Executive Officer, our other key executives and our managerial, manufacturing, sales and technical employees. With the exception of Jack O'Rear, Executive Vice President of Operations, and a small number of sales people, we have not entered into employment contracts or noncompetition agreements with any of our senior management or other key employees. We do not maintain or plan to acquire any key-man life insurance on any of our key personnel. The loss of services of any of our executives or other key personnel could negatively affect our business. Our continued growth will also require us to attract, motivate, train and retain additional skilled and experienced managerial, manufacturing, sales and technical personnel. We face intense competition for such personnel. We may not be able to attract, motivate and retain personnel with the skills and experience needed to successfully manage our business and operations.

Year 2000 problems may disrupt our operations.

   We are subject to various Year 2000 risks relating to our internal systems and equipment, the systems of our key customers and suppliers and the potential decrease in demand for our customers' products. Many computer software programs, operating systems and technology in use today are unable to distinguish between the year 2000 and the year 1900 because they use a two-digit shorthand to define the applicable year. People commonly refer to this as the Year 2000 problem. If we do not properly identify and correct our Year 2000 issues prior to January 1, 2000, our operations could be materially disrupted due to our inability to do the following using current processes and systems:

  . receive technical specifications, purchase orders and payments from customers;

  .  order, receive, record and pay for inventory;

  .  manufacture and ship products;

  .  send invoices; and

  .  process internal and external transactions.

   Our reliance on our vendors, third-party service providers and customers is substantial. Their failure to address Year 2000 issues could have a material adverse effect on us. If any of the following occur, our normal business activities and operations could be interrupted which could negatively impact our operating results:

  .  we fail to either identify or correct a material Year 2000 problem;

  . our suppliers, third-party service providers or customers experience Year 2000 problems; or

  . demand for our customers' products is reduced due to changing purchasing patterns in their markets caused by Year 2000 concerns.

We may not be able to maintain our technological and manufacturing process expertise.

   The markets for our manufacturing services are characterized by rapidly changing technology and evolving process development. The continued success of our business will depend upon our ability to:

  .  maintain and enhance our technological capabilities;

  . develop and market manufacturing services which meet changing customer needs; and

  . successfully anticipate or respond to technological changes in manufacturing processes on a cost-effective and timely basis.

   Although we believe that our operations utilize the assembly and testing technologies, equipment and processes currently required by our customers, we cannot be certain that we will develop capabilities required by our customers in the future. Also, the emergence of new technologies, industry standards or customer requirements may render our equipment, inventory or processes obsolete or noncompetitive. In addition, we may have to acquire new assembly and testing technologies and equipment to remain competitive. The acquisition and implementation of new technologies and equipment may require significant expense or capital investment. Our failure to anticipate and adapt to our customers' changing technological needs and requirements would have an adverse effect on our business.

We may incur significant liabilities if we fail to comply with environmental regulations.

   We are subject to environmental regulations relating to the use, storage, discharge, site cleanup, and disposal of hazardous chemicals used in our manufacturing processes. If we fail to comply with present and future regulations, or are required to perform site remediation, we could be subject to future liabilities or the suspension of production. Present and future regulations may also:

  .  restrict our ability to expand our facilities;

  .  require us to acquire costly equipment; or

  .  require us to incur other significant costs and expenses.

Products we manufacture may contain design or manufacturing defects which could result in reduced demand for our services and liability claims against us.

   We manufacture products to our customers' specifications which are highly complex and may at times contain design or manufacturing errors or failures. Defects have been discovered in products we manufacture in the past and, despite our quality control and quality assurance efforts, defects may occur in the future. Defects in the products we manufacture, whether caused by a design, manufacturing or component failure or error, may result in delayed shipments to customers or reduced or cancelled customer orders. If these defects occur in large quantities or too frequently, our business reputation may also be impaired. In addition, these defects may result in liability claims against us.

                         Risks Related to our Expansion

Our operating results will depend on our ability to manage our growth.

   We have grown rapidly in recent years and we expect to continue to expand our operations. This growth has placed, and will continue to place, significant strain on our management, operations, technical, financial, systems, sales, marketing and other resources. For example, we identified a significant inventory shortfall occurring in the fourth quarter of 1997 that substantially adversely affected our operating results for that period. As a result of this shortfall, we have reviewed and continue to review our security procedures and operating and financial controls. Based upon such review, we have implemented enhanced security systems and inventory work-in-process tracking systems. We have also implemented various cost management programs to enhance our profitability. These programs may not result in the anticipated cost savings, however. We will have to continue to invest in both our manufacturing infrastructure to expand capacity and our operational, financial, and management information systems. If we fail to manage our expected growth effectively, the quality of our services and products and our operating results could suffer significantly.

Expansion of our operations may negatively impact our business.

   We may expand our operations by establishing or acquiring new manufacturing facilities or by expanding capacity in our current facilities. We may expand both in geographical areas in which we currently operate and in new geographical areas within the United States and internationally. We are currently looking for a new facility in California to consolidate and expand our operations and an additional facility in Massachusetts. We may not be able to find suitable facilities on a timely basis or on terms satisfactory to us. Expansion of operations involves numerous business risks, including:

  . the inability to successfully integrate additional facilities or capacity and to realize anticipated synergies, economies of scale or other value;

  . difficulties in the timing of expansions, including delays in the implementation of construction and manufacturing plans;

  . the diversion of management's attention from other business areas during the planning and implementation of expansions;

  . the strain placed on our operational, financial, management, technical and information systems and resources;

  .  disruption in manufacturing operations;

  .  the incurrence of significant costs and expenses; and

  . the inability to locate enough customers or employees to support the expansion.

   Our results of operations could be adversely affected if the revenues associated with new or expanded facilities are not sufficient to offset the increased expenditures associated with the expansions.

We may fail to secure necessary additional financing.

   We have made and will continue to make substantial capital expenditures to expand our operations and remain competitive in the rapidly changing electronics manufacturing services industry. Our future success may depend on our ability to obtain additional financing and capital to support our continued growth and operations. We may seek to raise capital by:

  .  issuing additional common stock or other equity instruments;

  .  issuing debt securities;

  .  obtaining additional lease financings;

  .  increasing our lines of credit; or

  .  obtaining off-balance sheet financing.

   We may not be able to obtain additional capital when we want or need it, and capital may not be available on satisfactory terms. If we issue additional equity securities or convertible debt to raise capital, it may be dilutive to your ownership interest. Furthermore, any additional capital may have terms and conditions that adversely affect our business, such as financial or operating covenants.

                       Risks Related to our Common Stock

We anticipate that our net sales and operating results will fluctuate which could affect the price of our common stock.

   Our net sales and operating results have fluctuated and may continue to fluctuate significantly from quarter to quarter. A substantial portion of our net sales in a given quarter may depend on obtaining and fulfilling orders for assemblies to be manufactured and shipped in the same quarter in which those orders are received. Further, a significant portion of our net sales in a given quarter may depend on assemblies configured, completed, packaged and shipped in the final weeks of such quarter. In addition to the variability resulting from the short-term nature of our customers' commitments, the following factors may contribute to such fluctuations:

  .  fluctuations in demand for our services or the products we manufacture;

  .  shipment delays;

  . interruptions in manufacturing caused by earthquakes or other natural disasters;

  .  effectiveness in controlling manufacturing costs;

  .  changes in cost and availability of labor and components;

  . inefficiencies in managing inventory and accounts receivable, including inventory obsolescence and write-offs; and

  .  the levels at which we utilize our manufacturing capacity.

   Our operating expenses are based on anticipated revenue levels and a high percentage of our operating expenses are relatively fixed in the short term. As a result, any unanticipated shortfall in revenue in a quarter would likely adversely affect our operating results for that quarter. Also, changes in our product assembly mix may cause our margins to fluctuate which could negatively impact our results of operations for that period. Results of operations in any period should not be considered indicative of the results to be expected for any future period. It is likely that in one or more future periods our results of operations will fail to meet the expectations of securities analysts or investors, and the price of our common stock could decline significantly.

We may incur costs and liability related to potential or pending litigation.

   On February 27, 1998, our company and several of our officers and directors were named as defendants in a purported securities class action lawsuit filed in the United States District Court for the District of Massachusetts. The plaintiffs amended the complaint on October 16, 1998. The plaintiffs purport to represent a class of all persons who purchased or otherwise acquired our common stock in the period from April 17, 1997 through March 31, 1998. The amended complaint alleges, among other things, that the defendants knowingly made misstatements to the investing public about the value of our inventory and the nature of our accounting practices. On December 15, 1998, we filed a motion to dismiss the case in its entirety based on the pleadings. Our motion to dismiss was granted without prejudice on May 27, 1999, and the case was closed by the court on June 1, 1999. On June 28, 1999, the plaintiffs filed a motion with the court seeking permission to file a second amended complaint. We opposed that motion. On July 13, 1999, the court denied the plaintiffs' motion to amend, noting "final judgment having entered in this case." On July 26, 1999, the plaintiffs filed a motion with the court asking the court to extend the 30-day period for filing an appeal of its ruling dismissing the case. We opposed that motion as well, and the court denied the motion on August 10, 1999. On August 12, 1999, plaintiffs filed a notice indicating their intent to appeal the court's orders of July 26, 1999 and August 10, 1999. We believe the claims asserted in this action and the appeals noticed by plaintiffs are without merit and intend to continue to defend ourselves vigorously in this action. However, a material adverse judgment in such matter could cause our financial condition or operating results to suffer.

   On June 15, 1999, we received written notice from legal counsel for the Lemelson Medical, Education & Research Foundation, Limited Partnership alleging that we are infringing certain patents held by the Lemelson Foundation Partnership and offering to license such patents to us. Based on our understanding of the terms that the Lemelson Foundation Partnership has made available to current licensees, we believe that obtaining a license from them under the same or similar terms would not have a significant negative effect on our financial condition. Our results of operations in a particular quarter may be negatively affected, however. Moreover, a license may not be available on terms satisfactory to us. Litigation with respect to patents and other intellectual property matters can result in substantial costs and damages, require the cessation of the use of infringing products and processes, and force the infringing party to obtain a license to the relevant intellectual property.

   In December 1993, CMC Industries retained the services of a consultant to assist in quantifying the potential exposure to CMC in connection with clean-up and related costs of a former manufacturing site. This site is commonly known as the ITT Telecommunications site in Milan, Tennessee. The consultant initially estimated that the cost to remove and dispose of the contaminated soil would be approximately $200,000. CMC subsequently entered into a voluntary agreement to investigate the site with the Tennessee Department of Environment and Conservation. In addition, CMC agreed to reimburse a tenant of the site $115,000 for expenditures previously incurred to investigate environmental conditions at the site. CMC recorded a total provision of $320,000 based on these estimates. In fiscal 1995, an environmental consultant estimated that the cost of a full study combined with short- and long-term remediation of the site may cost between $3.0 and $4.0 million. Subsequent environmental studies done in 1999 have estimated such costs as between $750,000 and $3.5 million. During CMC's fiscal 1996, the State of Tennessee's Department of Environment and Conservation named certain potentially responsible parties in relation to the former facility. CMC was not named as a potentially responsible party. However, Alcatel, Inc., a potentially responsible party named by the State of Tennessee's Department of Environment and Conservation and a former owner of CMC, sought indemnification from CMC under the purchase agreement by which CMC acquired the stock of one of the operators of the facility. To date, Alcatel has not filed any legal proceedings to enforce its indemnification claim. However, Alcatel could initiate such proceedings and other third parties could assert claims against us relating to remediation of the site. We have entered into an agreement with Alcatel pursuant to which the statute of limitations on their indemnification claim is tolled for a period of time. In the event any proceedings are initiated or any claim is made, we would defend ourselves vigorously but defense or resolution of this matter could negatively impact our financial position and results of operations.

John A. Pino has significant influence over our company.

   John A. Pino, Chairman of the Board and Chief Executive Officer, and a number of trusts for his and his family's benefit, will collectively beneficially own approximately 34% of our common stock after the offering. As a result, Mr. Pino is able to exert significant influence over us through his ability to influence the election of directors and all other matters that require action by our stockholders. The voting power of Mr. Pino and these trusts could have the effect of preventing or delaying a change in control of our company which Mr. Pino opposes even if our other stockholders believe it is in their best interests.

The price of our common stock has been and may continue to be volatile and you might not be able to sell your shares at or above the public offering price.

   The price of our common stock has been and may continue to be volatile. Since October 1, 1998, our stock price has fluctuated between a low of $5.06 per share and a high of $29.63 per share. On October 28, 1999, the closing price for our common stock was $27.625. The price of our common stock may fluctuate significantly in response to a number of events and factors relating to our company, our competitors and the market for our services, many of which are beyond our control, such as:

  .  quarterly variations in our operating results;

  . announcements of new technological innovations, equipment or service offerings by us or our competitors;

  .  announcements of new products or enhancement by our customers;

  . changes in financial estimates and recommendations by securities analysts; and

  .  news relating to trends in our markets.

In addition, the stock market in general, and the market prices for technology companies in particular, have experienced extreme volatility that often has been unrelated to the operating performance of these companies. These broad market and industry fluctuations may adversely affect the market price of our common stock, regardless of our operating performance.

   Recently, when the market price of a stock has been volatile, holders of that stock have often instituted securities class action litigation against the company that issued the stock. We have been the subject of such a lawsuit. If any of our stockholders brought another securities class action lawsuit against us, we could incur substantial additional costs defending that lawsuit. The lawsuit could also divert the time and attention of our management and an adverse judgment could cause our financial condition or operating results to suffer.

It may be difficult for a third party to acquire our company, and this could depress our stock price.

   Massachusetts corporate law and our articles of organization and by-laws contain provisions that could have the effect of delaying, deferring or preventing a change in control of our company or our management. These provisions could discourage proxy contests and make it more difficult for you and other stockholders to elect directors and take other corporate actions. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock. These provisions:

  . authorize the issuance of "blank check" preferred stock, which is preferred stock that can be created and issued by our board of directors without prior stockholder approval, with rights senior to those of common stock;

  . provide for a staggered board of directors, so that it would take three successive annual meetings to replace all directors;

  .  prohibit stockholder action by written consent; and

  . establish advance notice requirements for submitting nominations for election to the board of directors and for proposing matters that can be acted upon by stockholders at a meeting.

We may lose the value of our investment in Cortelco Systems which could negatively impact the price of our common stock.

   Through our acquisition of CMC Industries, we acquired a redeemable preferred stock investment in Cortelco Systems Holding Corp. David S. Lee, a former director of CMC Industries and a current director of ACT, also serves as a director of Cortelco Systems Holding Corp. Mr. Lee is also the largest stockholder of Cortelco and beneficially owns approximately 5.6% of our common stock before this offering. In March 1999, CMC entered into a Stock Purchase Agreement with Mr. Lee under which Mr. Lee effectively guaranteed CMC's right to receive not less than approximately $5.9 million by May 2002 in connection with CMC's investment in Cortelco. We may not receive any of the $5.9 million from Cortelco or Mr. Lee, which could negatively impact our financial condition and the price of our common stock.

                         Risks Related to the Offering

Management has discretion in spending our proceeds from this offering.

   Management intends to use approximately $55 million of our net proceeds from this offering to reduce our indebtedness under our bank credit facility, and the remainder for working capital and other general corporate purposes, including potential acquisitions. You should be aware, however, that we have broad discretion under our bank credit facility as to the amount we choose to repay. We may actually repay more or less of our long-term debt. Accordingly, our management will retain broad discretion as to the allocation of our proceeds from this offering. You will not have the opportunity to evaluate the economic, financial or other information on which we base our decisions on how to use the proceeds we receive from this offering.

           CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING STATEMENTS

   We make forward-looking statements within the safe harbor provision of the Private Securities Litigation Reform Act of 1995 throughout this prospectus and in the documents we incorporate by reference in this prospectus. In some cases you can identify these statements by forward-looking words such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "should," "will," and "would" or similar words. You should read statements that contain these words carefully because they discuss our future expectations, contain projections of our future results of operations or of our financial position or state other "forward-looking" information. We believe that it is important to communicate our future expectations to our investors. However, there may be events in the future that we are not able to accurately predict or control. The factors listed above in the section captioned "Risk Factors," as well as any cautionary language in this prospectus and in the documents that we incorporate by reference in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you invest in our common stock, you should be aware that the occurrence of the events described in these risk factors and elsewhere in this prospectus and in the documents that we incorporate by reference in this prospectus could have an adverse effect on our business, results of operations and financial position.

   You should read this prospectus and the documents that we incorporate by reference in this prospectus completely and with the understanding that our actual future results may be materially different from what we expect. We may not update these forward-looking statements after the date of this prospectus, even though our situation will change in the future. All forward-looking statements attributable to us are expressly qualified by these cautionary statements.

                                USE OF PROCEEDS

   We estimate that the net proceeds to us from the sale of 2,500,000 shares of common stock in this offering will be approximately $64.1 million, assuming a public offering price of $27.625 per share and after deducting the estimated underwriting discounts and commissions and our estimated offering expenses. If the underwriters exercise their over-allotment option in full, we estimate that our net proceeds will be approximately $69.5 million. We will not receive any proceeds from the sale of the 250,000 shares of common stock being offered by the selling stockholders in this offering.

   We expect to use approximately $55 million of our net proceeds from this offering to reduce our indebtedness under our bank credit facility, and the remainder for working capital and other general corporate purposes. You should be aware, however, that we have broad discretion under our bank credit facility as to the amount we choose to repay. We may actually repay more or less of our long-term debt. Our bank credit facility matures in 2004. At September 30, 1999, we had $75.4 million outstanding under our bank credit facility. At September 30, 1999, the interest rate on the $7.0 million term loan was 7.89%, the rate on $25 million of the line of credit was 7.63% and the rate on the remainder of the line of credit was 8.50%. We may use a portion of the net proceeds for the acquisition of electronics manufacturing services providers, facilities, assets and businesses that are complementary to our own. Our management continually evaluates potential strategic acquisitions and investments. Currently, we do not have any understandings, commitments or agreements with respect to any acquisitions or investments, and we may not make any acquisitions or investments. Our net proceeds from this offering will be invested in short-term, interest-bearing, investment-grade securities until allocated for a specific use.

                          PRICE RANGE OF COMMON STOCK

   Our common stock is listed on The Nasdaq National Market under the symbol "ACTM." The following table sets forth the high and low bid information for the common stock as reported by The Nasdaq National Market for the periods indicated.

                                                                 High     Low
                                                                ------- -------
1997
  First quarter................................................ $ 29.25 $ 18.25
  Second quarter...............................................   41.75   19.50
  Third quarter................................................   47.56   31.50
  Fourth quarter...............................................   33.75   12.38
1998
  First quarter................................................   18.06    9.50
  Second quarter...............................................   13.13    6.13
  Third quarter................................................   12.81    5.91
  Fourth quarter...............................................   14.75    5.06
1999
  First quarter................................................   19.13   12.88
  Second quarter...............................................   17.25   11.88
  Third quarter................................................   28.19   13.50
  Fourth quarter (through October 28, 1999)....................   29.63   24.89

   On October 28, 1999, the closing price of our common stock on The Nasdaq National Market was $27.625 per share. As of September 30, 1999, there were approximately 207 holders of record of our common stock, which does not include stockholders for whom shares are held in a nominee or street name.

                                DIVIDEND POLICY

   We did not pay any cash dividends on our common stock during the periods shown above. We presently do not anticipate paying any cash dividends in the foreseeable future. We presently intend to retain future earnings, if any, to finance the expansion and growth of our business. Our bank credit facility prohibits the payment of cash dividends on our capital stock.

                                CAPITALIZATION

   The following table sets forth our cash and cash equivalents and capitalization as of September 30, 1999:

  .  on an actual basis; and

  . on an as adjusted basis to reflect our sale of 2,500,000 shares of common stock in this offering at an assumed public offering price of $27.625 and the receipt of our net proceeds, after deducting the estimated underwriting discounts and commissions and estimated offering expenses.

   You should read this information together with our consolidated financial statements and the related notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in this prospectus. While we have assumed for purposes of the adjusted capitalization data below that we will apply approximately $55 million of our net proceeds to reduce long-term debt, you should be aware that we have broad discretion under our bank credit facility as to the amount we choose to repay. We may actually repay more or less of our long-term debt.

                                                   As of September 30, 1999
                                                   ----------------------------
                                                     Actual       As Adjusted
                                                   ------------  --------------
                                                        (in thousands)
                                                         (unaudited)
Cash and cash equivalents......................... $      4,308   $     13,450
                                                   ============   ============
Current portion of long-term debt................. $      2,725   $      1,725
Long-term debt, less current portion..............       76,254         22,254
Stockholders' equity:
 Preferred stock, par value $.01; 5,000,000 shares
  authorized, none issued or outstanding..........          --             --
 Common stock, par value $.01; 50,000,000 shares
  authorized, 13,038,824 shares issued and
  outstanding (actual); 15,538,824 shares issued
  and outstanding (as adjusted)...................          130            155
 Additional paid-in capital.......................       77,251        141,368
 Accumulated other comprehensive (loss)...........       (1,610)        (1,610)
 Retained earnings................................       15,610         15,610
                                                   ------------   ------------
Total stockholders' equity........................       91,381        155,523
                                                   ------------   ------------
Total capitalization.............................. $    170,360   $    179,502
                                                   ============   ============

                      SELECTED CONSOLIDATED FINANCIAL DATA

   The data set forth below has been restated to give retroactive effect to the merger of ACT Manufacturing, Inc. and CMC Industries, Inc. on July 29, 1999 which has been accounted for as a pooling of interests as described in note 1 to our consolidated financial statements. The selected consolidated financial data set forth below for the fiscal years ended December 31, 1996, 1997 and 1998 and the consolidated balance sheet data as of December 31, 1997 and 1998 are derived from our audited consolidated financial statements, which are included elsewhere in this prospectus. The selected consolidated financial data for the fiscal years ended December 31, 1994 and 1995 and the consolidated balance sheet data as of December 31, 1994, 1995 and 1996 are derived from the combination of our respective audited consolidated financial statements that are not included in this prospectus. The selected consolidated financial data for the nine-month periods ended September 30, 1998 and 1999 and the consolidated balance sheet data as of September 30, 1999 are derived from our unaudited condensed consolidated financial statements, which are included elsewhere in this prospectus. In the opinion of our management, the unaudited condensed consolidated financial statements have been prepared on the same basis as ACT's audited consolidated financial statements and include all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of our financial condition and results of operations for such periods. The selected consolidated financial data for the nine months ended September 30, 1999 are not necessarily indicative of the results that may be expected for the year ended December 31, 1999 or any other future period. You should read the data set forth below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes appearing elsewhere in this prospectus.

                                                                         Nine Months Ended
                                                                           September 30,
                            Fiscal Year Ended December 31, (1) (3)            (2) (3)
                         ----------------------------------------------- -----------------
                           1994(4)   1995(4)   1996     1997      1998     1998     1999
                         --------  --------  -------- --------  -------- -------- --------
                                     (in thousands, except per share data)
Consolidated Statement
 of Operations Data:
Net sales............... $249,627  $259,961  $390,611 $479,139  $592,484 $451,625 $483,571
Cost of goods sold......  223,367   238,140   351,485  454,203   556,339  425,384  447,253
                         --------  --------  -------- --------  -------- -------- --------
Gross profit............   26,260    21,821    39,126   24,936    36,145   26,241   36,318
Selling, general and
 administrative
 expenses...............   11,602    13,744    18,268   24,516    27,383   19,454   21,807
Restructuring costs.....      --        --        792      --        --       --       --
Merger costs (5)........      --        --        --       --        --       --     5,601
                         --------  --------  -------- --------  -------- -------- --------
Operating income........   14,658     8,077    20,066      420     8,762    6,787    8,910
Interest and other
 expense, net...........    1,920     1,623     2,936    4,056     3,625    2,807    3,250
                         --------  --------  -------- --------  -------- -------- --------
Income (loss) before
 provision for income
 taxes..................   12,738     6,454    17,130   (3,636)    5,137    3,980    5,660
Provision (benefit) for
 income taxes...........    5,009     1,948     6,868   (1,235)    2,044    1,467    4,530
                         --------  --------  -------- --------  -------- -------- --------
Net income (loss)....... $  7,729  $  4,506  $ 10,262 $ (2,401) $  3,093 $  2,513 $  1,130
                         ========  ========  ======== ========  ======== ======== ========
Net income (loss) per
 common share:
  Basic................. $   0.87  $   0.41  $   0.86 $  (0.19) $   0.24 $   0.20 $   0.09
  Diluted............... $   0.81  $   0.39  $   0.84 $  (0.19) $   0.24 $   0.20 $   0.08
Weighted average shares
 outstanding:
  Basic.................    8,924    11,101    11,880   12,330    12,665   12,615   12,880
  Diluted...............    9,580    11,461    12,237   12,330    12,976   12,881   13,500

                                  As of December 31, (1) (3)          As of September 30, (2)
                         -------------------------------------------- -----------------------
                           1994     1995     1996     1997     1998            1999
                         -------- -------- -------- -------- -------- -----------------------
                                                    (in thousands)
Consolidated Balance
 Sheet Data:
Working capital ........ $ 34,508 $ 56,809 $ 92,005 $ 55,894 $ 86,059        $119,961
Total assets............  100,044  127,058  175,029  208,573  238,294         294,874
Long-term debt, less
 current portion........   15,381    8,591   34,966    4,817   42,014          76,254
Total stockholders'
 equity ................   35,338   64,026   78,234   84,103   91,460          91,381

---------------------
(1) ACT prepares its financial statements on the basis of a fiscal year ending December 31 and CMC prepared its financial statements on the basis of a fiscal year ending July 31. The consolidated statements of operations data for each of the five years in the period ended December 31, 1998 (referred to as "fiscal" 1994, 1995, 1996, 1997, and 1998) reflect the results of operations for ACT for the years then ended combined with the results of operations for CMC for the years ended July 31, 1994, 1995, 1996, 1997, and 1998. The consolidated balance sheet data as of December 31, 1994, 1995, 1996, 1997, and 1998 reflects the financial position of ACT as of those dates combined with the financial position of CMC as of July 31, 1994, 1995, 1996, 1997, and 1998. The consolidated financial statements have been adjusted to reflect the conforming of CMC's accounting policy with that of ACT's by expensing previously capitalized preoperating and start-up costs associated with CMC's Mexican manufacturing facility. The adjustment also gives effect to the tax deductibility of these expenses.

(2) The consolidated statement of operations data for the nine months ended September 30, 1998 reflect the results of operations for ACT for the period then ended combined with the results of operations for CMC for the nine-month period ended April 30, 1998. The consolidated statement of operations data for the nine months ended September 30, 1999 and the consolidated balance sheet data as of September 30, 1999 reflect the results of operations and financial position of ACT and CMC for the period then ended and as of that date. The consolidated financial statements have been adjusted to reflect the conforming of CMC's accounting policy with that of ACT's by expensing previously capitalized preoperating and start-up costs associated with CMC's Mexican manufacturing facility. The adjustment also gives effect to the tax deductibility of these expenses.

(3) As a result of ACT and CMC having different fiscal years, CMC's condensed consolidated results of operations for the five-month period from August 1, 1998 through December 31, 1998 are reported separately, as follows:

      Condensed Consolidated Statement of Operations Data (in thou-
       sands):
      Net sales....................................................  $122,423
      Cost of sales................................................   119,733
                                                                     --------
      Gross profit.................................................     2,690
      Selling, general and administrative expenses.................     5,409
                                                                     --------
      Loss from operations.........................................    (2,719)
      Interest expense.............................................       691
                                                                     --------
      Loss before taxes............................................    (3,410)
      Income tax benefit...........................................    (1,279)
                                                                     --------
      Net loss.....................................................  $ (2,131)
                                                                     ========

    This condensed consolidated statement of operations data of CMC for the period August 1, 1998 through December 31, 1998 does not reflect any adjustment to conform CMC's accounting policy with that of ACT's with respect to capitalized preoperating and start-up costs associated with CMC's Mexican manufacturing facility. The effect of this adjustment would be to reduce cost of sales by $100,000 and reduce net loss by $60,000.

(4) ACT operated as an S corporation for income tax purposes from November 1, 1987 to March 28, 1995. Accordingly, during that period, ACT had not been subject to federal income taxes and had been subject to certain state income taxes at a reduced rate. Therefore, net income for the years ended December 31, 1994 and 1995 is presented on a pro forma basis as if ACT had been a C corporation for the period presented. ACT's pro forma net income per common share for 1994 and 1995 reflects the assumed issuance of 650,000 shares that ACT would have needed to issue at the initial public offering price of ACT's common stock to fund the distribution of all previously taxed but undistributed S corporation earnings to ACT's stockholders through March 28, 1995, approximately $7.8 million.

(5) Merger costs relating to the acquisition of CMC are comprised primarily of investment banking, legal, accounting, printing, integration and other fees and expenses directly related to the merger.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   You should read the following discussion and analysis together with our consolidated financial statements and related notes included elsewhere in this prospectus. The following discussion contains trend analysis and other forward-looking statements within the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Our actual results may differ materially from those indicated in such forward-looking statements as a result of the factors set forth elsewhere in this prospectus, including under "Risk Factors."

Overview

   We are a leading provider of value-added electronics manufacturing services to original equipment manufacturers (OEMs) in the networking and telecommunications, computer, industrial and medical equipment markets. We provide OEMs with complex printed circuit board assembly, primarily utilizing advanced surface mount technology, electro-mechanical sub-assembly, total system assembly and integration, and mechanical and molded cable and harness assembly. We target and have developed a particular expertise in serving emerging and established OEMs who require moderate volume production runs of complex, leading-edge commercial market applications. These applications are generally characterized by multiple configurations and high printed circuit board densities. As a result, they generally require technologically-advanced and flexible manufacturing as well as a high degree of other value-added services. As an integral part of our offerings to customers, we provide the following value-added services: advanced manufacturing and test engineering, flexible materials management, comprehensive test services, product diagnostics and repair, packaging, order fulfillment and distribution services.

   At September 30, 1999, we manufactured at nine facilities having an aggregate of approximately 893,000 square feet. Of our leased manufacturing facilities, four of the facilities are located in Massachusetts and one facility is located in each of Santa Clara, California; Lawrenceville, Georgia; Corinth, Mississippi; and Dublin, Ireland. We also own a 4.4-acre tract of land and a 110,000 square foot manufacturing facility on that property in Hermosillo, Mexico. All of our manufacturing facilities have been certified to the ISO 9002 international quality standard except our Corinth, Mississippi facility which has been certified to the ISO 9001 international quality standard. At September 30, 1999, our facilities contained 43 surface mount technology lines and we have five additional lines on order which are expected to be delivered in the fourth quarter of 1999.

   We recognize revenue upon shipment to customers. We generally do not obtain long-term purchase orders or commitments from our customers. Instead, we work closely with our customers to anticipate delivery dates and future volume of orders based on customer forecasts. The level and timing of orders placed by our customers vary due to:

  .  customer attempts to manage inventory;

  .  changes in the customer's manufacturing strategy; and

  . variation in demand for customer products due to, among other things, introduction of new products, product life cycles, competitive conditions or industry or general economic conditions.

   We may purchase components for product assemblies based on customer forecasts. Our policy is that customers are generally responsible for materials and associated acquisition costs in the event of a significant reduction, delay or cancellation of orders from the forecasted amounts.

Recent Acquisitions

   In June 1997, we acquired substantially all of the assets and liabilities of Electronic Systems International, located in Georgia, a provider of electronics manufacturing services to OEMs based primarily in the southeastern United States. We issued 186,100 shares of our common stock, valued at that time at approximately $5.1 million, to purchase the ESI business. In 1997, we also acquired Advanced Component Technologies Limited (formerly SignMax Limited), located in Dublin, Ireland, a provider of electronics manufacturing services primarily consisting of cable and harness assembly. We acquired this business for approximately $2.0 million in cash and assumed liabilities. We have since expanded our manufacturing facility in Ireland to include a printed circuit board operation utilizing primarily surface mount technology. The operating results of these acquired businesses are included from the dates of purchase in our consolidated statement of operations for the year ended December 31, 1997.

   On July 29, 1999, we completed our merger with CMC Industries, Inc., a provider of electronics manufacturing services to OEMs in the telecommunications, computer and electronics industries. CMC operated manufacturing facilities in Santa Clara, California, Corinth, Mississippi and Hermosillo, Mexico. As a result of the merger, CMC became our wholly owned subsidiary. Under the terms of the merger agreement, each share of CMC common stock was exchanged for 0.5 of a share of our common stock and all CMC stock options were assumed by us. We issued approximately 3.9 million shares of common stock, and reserved approximately 0.9 million shares of common stock for future issuance under CMC's 1990 Equity Incentive Plan, pursuant to the merger. The merger has been accounted for as a pooling of interests. Accordingly, our financial statements for prior periods have been restated to include the operating results and financial position of CMC at the beginning of the earliest period presented.

   ACT prepares its financial statements on the basis of a fiscal year ending December 31 and CMC prepared its financial statements on the basis of a fiscal year ending July 31. The consolidated statements of operations and cash flows for the years ended December 31, 1996, 1997 and 1998 (referred to as "fiscal" 1996, 1997 and 1998) reflect the results of operations and cash flows for ACT for the years then ended combined with the results of operations and cash flows for CMC for the years ended July 31, 1996, 1997 and 1998. The consolidated balance sheets as of December 31, 1997 and 1998 reflect the financial position of ACT as of those dates combined with the financial position of CMC as of July 31, 1997 and 1998. The consolidated statements of operations and cash flows for the nine months ended September 30, 1998 reflect the results of operations and cash flows for ACT for the nine months then ended combined with the results of operations and cash flows for CMC for the nine months period ended April 30, 1998. The consolidated statements of operations and cash flows for the nine months ended September 30, 1999 and the consolidated balance sheet as of September 30, 1999 reflect the combined results of operations and cash flows of ACT and CMC for the nine months then ended and the consolidated financial position of ACT and CMC as of that date. As a result of ACT and CMC having different fiscal years, CMC's condensed consolidated results of operations and cash flows for the five-month period from August 1, 1998 through December 31, 1998 are reported separately in this prospectus. The consolidated financial statements have been adjusted to reflect the conforming of CMC's accounting policy with that of ACT's by expensing previously capitalized preoperating and start-up costs associated with CMC's Mexican manufacturing facility. The adjustment also gives effect to the tax deductibility of these expenses.

   On October 12, 1999, we acquired certain inventory and fixed assets of GSS/Array Technology, Inc., located in San Jose, California, for approximately $12.8 million in cash financed primarily from our bank credit facility. GSS/Array Technology, Inc. is a subsidiary of GSS/Array Technology Public Company, Ltd., a Thailand company. We have assumed on-going relationships with select GSS/Array domestic customers and hired select employees.

Results of Operations

   The following table sets forth certain consolidated statement of operations data as a percentage of net sales for each period indicated. The table and the discussion below should be read in conjunction with our consolidated financial statements and the related notes appearing elsewhere in this prospectus.

                                                                 Nine Months
                                                                    Ended
                                           Fiscal Year Ended      September
                                             December 31,            30,
                                           --------------------  ------------
                                           1996   1997    1998   1998   1999
                                           -----  -----   -----  -----  -----
Net sales................................. 100.0% 100.0%  100.0% 100.0% 100.0%
Cost of goods sold........................  90.0   94.8    93.9   94.2   92.5
                                           -----  -----   -----  -----  -----
Gross profit..............................  10.0    5.2     6.1    5.8    7.5
Selling, general and administrative
 expenses.................................   4.7    5.1     4.6    4.3    4.5
Restructuring costs.......................   0.2    --      --     --     --
Merger costs..............................   --     --      --     --     1.2
                                           -----  -----   -----  -----  -----
Operating income..........................   5.1    0.1     1.5    1.5    1.8
Interest and other expense, net...........   0.7    0.9     0.6    0.6    0.7
                                           -----  -----   -----  -----  -----
Income (loss) before provision for income
 taxes....................................   4.4   (0.8)    0.9    0.9    1.1
Provision (benefit) for income taxes......   1.8   (0.3)    0.4    0.3    0.9
                                           -----  -----   -----  -----  -----
Net income (loss).........................   2.6%  (0.5)%   0.5%   0.6%   0.2%
                                           =====  =====   =====  =====  =====

   In fiscal 1997, we identified a significant inventory shortfall as a result of our fiscal 1997 year-end physical inventory that adversely affected our fiscal 1997 results of operations. As a result of the shortfall, we recorded a charge of approximately $13.1 million that was included in cost of goods sold for fiscal 1997. The shortfall was investigated by our personnel and, under the direction of the Audit Committee of the Board of Directors, by independent external accounting specialists. The ultimate cause of the shortfall could not be finally determined, and accordingly the associated charge was reported in the fourth quarter of fiscal 1997. As a result of this shortfall, we have reviewed and continue to review our security procedures and operating and financial controls. Based upon such review, we have implemented enhanced security systems and inventory work-in-process tracking systems. We also perform ongoing inventory cycle counts and conduct quarterly physical inventories of selected inventory locations and categories.

   In addition, in fiscal 1997 we included in our accounts receivable reserve approximately $1.7 million in connection with amounts due from discontinued customers and accrued an expense of $600,000 for professional fees related to the investigation of the inventory shortfall.

   We provide electronics manufacturing services to customers in the networking and telecommunications, computer, industrial and medical equipment markets. The percentage of net sales by market for fiscal 1996, 1997 and 1998 and the nine months ended September 30, 1999 is as follows:

                                                   Percentage of Net Sales
                                                 -------------------------------
                                                  Fiscal Year       Nine Months
                                                 Ended December        Ended
                                                      31,          September 30,
                                                 ----------------  -------------
Market                                           1996  1997  1998      1999
------                                           ----  ----  ----  -------------
Networking and Telecommunications...............  70%   66%   58%        63%
Computer........................................  22    23    32         27
Industrial......................................   7     9     8          8
Medical.........................................   1     2     2          2
                                                 ---   ---   ---        ---
                                                 100%  100%  100%       100%
                                                 ===   ===   ===        ===

Nine Months Ended September 30, 1999 and 1998

   Our net sales increased $32.0 million or 7.1% to $483.6 million for the nine-month period ended September 30, 1999 compared with $451.6 million for the comparable period in fiscal 1998. The increase was attributable to an expansion of business in the printed circuit board assembly product line of $38.5 million, of which approximately $28 million came from customers who did not do business with us in the nine months ended September 30, 1998 and the remainder came from existing customers. This increase was partially offset by a decrease in net sales of $6.6 million in the cable and harness assembly product line. Customers representing 10% or more of our net sales for the nine months ended September 30, 1999 were Nortel Networks (formerly Bay Networks and Aptis Communications)--15%; S-3 Incorporated (formerly Diamond Multimedia)--15%; Marconi (formerly Reltec)--12%; and Lucent Technologies (formerly Ascend Communications)--10%.

   Net sales in the printed circuit board assembly product line, including system integration, test, repair and order fulfillment, as a percentage of net sales was approximately 95% for the nine-month period ended September 30, 1999 compared to approximately 94% for the same period in fiscal 1998. Net sales in the cable and harness assembly product line accounted for approximately 5% of net sales for the nine-month period ended September 30, 1999 compared to approximately 6% of net sales for the same period in fiscal 1998.

   Gross profit increased $10.1 million or 38.4% to $36.3 million for the nine months ended September 30, 1999 compared with $26.2 million for the same period in fiscal 1998. Gross profit as a percentage of net sales, or gross margin, increased to 7.5% for the nine months ended September 30, 1999 from 5.8% for the nine months ended September 30, 1998. This increase was primarily attributable to a higher absorption of manufacturing overhead as a result of the increased sales volume, the positive impact of our cost management programs and an increase in shipments of products with higher gross margin contribution than in the comparable period of fiscal 1998.

   Selling, general and administrative expenses increased $2.4 million or 12.1% to $21.8 million for the nine months ended September 30, 1999 compared with $19.5 million for the same period in fiscal 1998. SG&A expenses as a percentage of net sales increased to 4.5% in the nine months ended September 30, 1999 from 4.3% in the nine months ended September 30, 1998. SG&A increased primarily due to costs related to additional facilities and the additional investment in general and administrative functions, including personnel, systems and consulting and professional fees, to support both current and anticipated revenue growth.

   Merger costs of $5.6 million related to the July 29, 1999 merger with CMC Industries were recorded for the nine-month period ended September 30, 1999. These merger costs consisted primarily of investment banking, legal, accounting, printing, integration and other fees and expenses directly related to the merger.

   Operating income increased $2.1 million to $8.9 million, or 1.8% of net sales, for the nine months ended September 30, 1999 compared with operating income of $6.8 million, or 1.5% of net sales, for the comparable period in fiscal 1998 as a result of the above factors.

   Interest and other expense, net for the nine months ended September 30, 1999 increased 15.8% to $3.3 million compared to $2.8 million for the nine months ended September 30, 1998. The increase was due to higher average loan balances outstanding during the nine months ended September 30, 1999 compared to the same period in fiscal 1998 and an increase in the interest rate on our variable rate credit facilities during the nine months ended September 30, 1999 compared to the same period in fiscal 1998.

   We recorded a provision for income taxes of $4.5 and $1.5 million in the nine months ended September 30, 1999 and 1998. In the nine months ended September 30, 1999, we provided for income taxes using a 40.0% effective tax rate on pretax income, excluding merger costs, which are not deductible for tax purposes. In the nine months ended September 30, 1998, we provided for income taxes using a 37% effective tax rate. The difference in the tax rates is due to the effects of non-deductible expenses and the differences in pre-tax income earned in the various jurisdictions in which we do business.

Fiscal 1998 Compared to Fiscal 1997

   Our net sales increased $113.4 million or 23.7% to $592.5 million in fiscal 1998 from $479.1 million in fiscal 1997. The increase was attributed principally to an expansion of printed circuit board assembly business from existing and new customers. Customers representing 10% or more of our net sales in fiscal 1998 were Nortel Networks (12%) and Micron Electronics (12%) as compared to Nortel Networks (17%) in fiscal 1997.

   Net sales in the printed circuit board assembly product line, including system integration, test, repair and order fulfillment, as a percentage of net sales was approximately 94% in each of fiscal 1998 and fiscal 1997. Net sales in the cable and harness assembly product line accounted for approximately 6% of net sales in each of fiscal 1998 and fiscal 1997.

   Gross profit increased $11.2 million or 45.0% to $36.1 million in fiscal 1998 compared to $24.9 million in fiscal 1997. Gross margin increased to 6.1% in fiscal 1998 from 5.2% in fiscal 1997. Within fiscal 1998, gross margin was 5.0%, 5.7%, 6.9% and 7.0% in the first, second, third and fourth quarters. This sequential improvement was due primarily to the positive impact of our cost management programs and a favorable product mix offset in part by an increase in costs of materials as a percentage of cost of goods sold in our Mississippi operation. In addition, fiscal 1997 gross profit was impacted by a charge relating to the inventory shortfall of approximately $13.1 million which was included in cost of goods sold, and by the effect of a $989,000 write-off of certain inventory balances to cost of goods sold.

   Selling, general and administrative expenses increased $2.9 million or 11.7% to $27.4 million in fiscal 1998 from $24.5 million in fiscal 1997. SG&A expenses as a percentage of net sales decreased to 4.6% in fiscal 1998 from 5.1% in fiscal 1997. SG&A expenses in fiscal 1998 included a $1.3 million charge for defense and settlement of certain claims of age discrimination resulting from a September 1995 workforce reduction at CMC. Without admitting any liability, CMC agreed to enter into a Conciliation Agreement with the EEOC to settle claims related to this matter and limit future litigation costs. SG&A expenses in fiscal 1997 included a bad debt reserve of $1.7 million for terminated customers and $600,000 for costs of investigating the inventory shortfall. Although SG&A expenses decreased as a percentage of net sales, these expenses increased in absolute dollars in fiscal 1998 primarily due to our increase in net sales.

   Operating income increased $8.3 million to $8.8 million, or 1.5% of net sales, in fiscal 1998, compared with operating income of $420,000 in fiscal 1997 as a result of the previously discussed factors.

   Interest and other expense, net decreased $431,000 to $3.6 million for fiscal 1998 from $4.1 million for fiscal 1997. The decrease resulted principally from reduced average borrowings on our credit facilities and lower average interest rates in fiscal 1998 compared to fiscal 1997.

   We recorded a provision for income taxes of $2.0 million in fiscal 1998 compared to a benefit for income taxes of $1.2 million in fiscal 1997. The effective income tax rate was 39.8% in fiscal 1998 and 34.0% in fiscal 1997. The 1997 tax benefit was provided at 34% primarily due to the effects of non-deductible expenses and the differences in pre-tax income earned in various jurisdictions in which we do business.

Fiscal 1997 Compared to Fiscal 1996

   Our net sales increased $88.5 million or 22.7% to $479.1 million in fiscal 1997 from $390.6 million in fiscal 1996. This increase was attributed principally to an expansion of the printed circuit board assembly business from existing and new customers. The only customer representing 10% or more of our net sales in fiscal 1997 was Nortel with 17% of net sales. The only customer representing 10% or more of our net sales in fiscal 1996 was Ascend with 12% of net sales. During fiscal 1997, we experienced a reduction in, and then a termination of, business with 3Com. Sales to 3Com were less than 10% of net sales in fiscal 1997 compared to 9.8% of net sales in fiscal 1996.

   Net sales in the printed circuit board assembly product line, including system integration, test, repair and order fulfillment, increased as a percentage of net sales to approximately 94% in fiscal 1997 compared to approximately 93% in fiscal 1996. Net sales in the cable and harness assembly product line accounted for approximately 6% of fiscal 1997 net sales compared to approximately 7% of fiscal 1996 net sales.

   Gross profit decreased by $14.2 million or 36.3% to $24.9 million in fiscal 1997 compared to $39.1 million in fiscal 1996. Gross margin decreased to 5.2% in fiscal 1997 from 10.0% in fiscal 1996. This change is attributable primarily to the following: the $13.1 million charge arising from the inventory shortfall; lower than anticipated shipments resulting in lower manufacturing absorption; changes in product mix with increased shipments of lower margin products; and a charge of $989,000 to write off remaining inventory balances relating to certain customers. These occurrences primarily affected operating results in the second half of fiscal 1997. Gross margin in the first and second quarters of fiscal 1997 was relatively consistent with fiscal 1996 gross margin.

   Selling, general and administrative expenses increased $6.2 million or 34.2% to $24.5 million in fiscal 1997 from $18.3 million in fiscal 1996. SG&A expenses as a percentage of net sales increased to 5.1% in fiscal 1997 from 4.7% in fiscal 1996. The increase in SG&A expenses as a percentage of net sales for fiscal 1997 compared to fiscal 1996 reflects charges of $1.7 million associated with accounts receivable provisions, provision for professional fees of $600,000 related to the investigation of the inventory shortfall, acquisitions made in Ireland and Georgia, and the effects of lower third and fourth quarter fiscal 1997 net sales levels affecting full year comparative results. Without the effect of the provisions for accounts receivable and non-recurring professional services, SG&A as a percentage of net sales would have been 4.6% in fiscal 1997.

   Operating income was $420,000 for fiscal 1997 compared with operating income of $20.1 million for fiscal 1996 as a result of the previously discussed factors.

   Interest and other expense, net increased to $4.1 million for fiscal 1997 from $2.9 million for fiscal 1996. This increase resulted principally from additional borrowings on our line of credit to support working capital requirements.

   We recorded a benefit for income taxes of $1.2 million in fiscal 1997 compared to a provision for income taxes of $6.9 million in fiscal 1996. The effective income tax rate was 34.0% in fiscal 1997 and 40.1% in fiscal 1996. The 1997 tax benefit was provided at 34% primarily due to the effects of nondeductible expenses and the differences in pre-tax income earned in the various jurisdictions in which we do business.

 CMC Results of Operations for the Five Months Ended December 31, 1998

   For the five months ended December 31, 1998, CMC generated gross profit of $2.7 million on total net sales of $122.4 million. The gross margin of 2.2% was lower than CMC's historical gross margin primarily because of the loss of two customers, Micron Electronics and Global Village Communications, offset by net sales to new customers and expanded business with existing customers at lower margins. Gross profit was also adversely affected by increases in manufacturing overhead costs incurred in anticipation of higher sales volumes and inefficiencies associated with the initiation of new manufacturing projects. The net loss for the five months ended December 31, 1998 of $2.1 million did not include any one time, non-recurring charges.

Quarterly Results of Operations

   The following table sets forth, for periods presented, certain data from our consolidated statements of operations and such data as a percentage of net sales. In the opinion of our management, the unaudited quarterly consolidated statement of operations data have been prepared on substantially the same basis as ACT's audited consolidated financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial information for the periods presented. This information should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this prospectus. The operating results in any quarter are not necessarily indicative of the results that may be expected for any future period.

   The consolidated operating results for the three-month periods ended March 31, 1998, June 30, 1998, September 30, 1998 and December 31, 1998 reflect the results of operations for ACT for the three months then ended combined with the results of operations for CMC for the three-month periods ended October 31, 1997, January 31, 1998, April 30, 1998 and July 31, 1998, respectively. The consolidated operating results for the three-month periods ended March 31, 1999, June 30, 1999 and September 30, 1999 reflect the results of operations of ACT and CMC as of those dates.

                                              Three Months Ended,
                         --------------------------------------------------------------------
                          March    June 30,   Sept.    Dec. 31,   March    June 30,   Sept.
                         31, 1998    1998    30, 1998    1998    31, 1999    1999    30, 1999
                         --------  --------  --------  --------  --------  --------  --------
                                           (in thousands, unaudited)
Net sales............... $151,569  $162,604  $137,452  $140,859  $145,947  $157,519  $180,105
Cost of goods sold......  144,039   153,422   127,923   130,955   135,511   146,459   165,283
                         --------  --------  --------  --------  --------  --------  --------
Gross profit............    7,530     9,182     9,529     9,904    10,436    11,060    14,822
Selling, general and
 administrative
 expenses...............    6,116     6,622     6,716     7,929     6,314     8,288     7,205
Merger costs............      --        --        --        --        --        --      5,601
                         --------  --------  --------  --------  --------  --------  --------
Operating income........    1,414     2,560     2,813     1,975     4,122     2,772     2,016
Interest and other
 expense, net...........    1,227       760       820       818     1,030       992     1,228
                         --------  --------  --------  --------  --------  --------  --------
Income before provision
 for income taxes.......      187     1,800     1,993     1,157     3,092     1,780       788
Provision for income
 taxes..................       23       670       774       577     1,242       752     2,536
                         --------  --------  --------  --------  --------  --------  --------
Net income (loss)....... $    164  $  1,130  $  1,219  $    580  $  1,850  $  1,028  $ (1,748)
                         ========  ========  ========  ========  ========  ========  ========
As a percentage of net
 sales:
Net sales...............    100.0%    100.0%    100.0%    100.0%    100.0%    100.0%    100.0%
Cost of goods sold......     95.0      94.3      93.1      93.0      92.9      93.0      91.8
                         --------  --------  --------  --------  --------  --------  --------
Gross profit............      5.0       5.7       6.9       7.0       7.1       7.0       8.2
Selling, general and
 administrative
 expenses...............      4.1       4.1       4.9       5.6       4.3       5.3       4.0
Merger costs............      --        --        --        --        --        --        3.1
                         --------  --------  --------  --------  --------  --------  --------
Operating income........      0.9       1.6       2.0       1.4       2.8       1.7       1.1
Interest and other
 expense, net...........      0.8       0.5       0.6       0.6       0.7       0.6       0.7
                         --------  --------  --------  --------  --------  --------  --------
Income before provision
 for income taxes.......      0.1       1.1       1.4       0.8       2.1       1.1       0.4
Provision for income
 taxes..................      0.0       0.4       0.5       0.4       0.8       0.4       1.4
                         --------  --------  --------  --------  --------  --------  --------
Net income (loss).......      0.1%      0.7%      0.9%      0.4%      1.3%      0.7%     (1.0)%
                         ========  ========  ========  ========  ========  ========  ========

   The decrease in net sales in the three months ended September 30, 1998 as compared to the three months ended June 30, 1998 was due primarily to reduced business with Micron Electronics. The increase in net sales in the three months ended September 30, 1999 as compared to the three months ended June 30, 1999 reflects expanded business with many customers, most notably Marconi, Nortel Networks and Efficient Networks. As of September 30, 1999, customer forecasts for the fourth quarter of 1999 continue to reflect expanded business.

   Gross margin improved in each quarter of fiscal 1998 due primarily to the positive impact of our cost management programs and a favorable product mix, offset in part by an increase in costs of materials as a percentage of cost of goods sold in our Mississippi operation. The gross margin improvement in the three months ended September 30, 1999 was primarily due to higher absorption of manufacturing overhead. We do not expect substantial expansion in gross margin percent in the fourth quarter of fiscal 1999 due to inefficiencies associated with bringing on additional equipment capacity throughout our operations as well as costs associated with the consolidation of assets acquired from GSS/Array in October 1999 and the assimilation of GSS/Array customers into our existing California operations.

   Selling, general and administrative expenses in the three months ended December 31, 1998 included a charge of $975,000 to settle certain employee matters, and in the three months ended June 30, 1999 included bad debt expense of $900,000 related to an insolvent customer.

   For periods prior to September 30, 1999, the provision for income taxes in the above table reflects the combination of the separate provisions made by each of ACT and CMC on a stand-alone basis. These may not be indicative of the provision for income taxes which would have been recorded had the companies been combined as of January 1, 1998. The provision for income taxes varies on a quarterly basis due to the effective statutory tax rates and the levels of pre-tax income earned in the jurisdictions in which we do business. The provision for income taxes in the three months ended September 30, 1999 reflects the effects of non-deductible merger costs.

Liquidity and Capital Resources

 Nine Months Ended September 30, 1999

   We had working capital of $120.0 million at September 30, 1999 compared with $86.1 million at December 31, 1998. Operating activities used $15.6 million of cash for the first nine months of 1999 compared with cash provided by operations of $16.8 million for the comparable period in 1998. The primary use of cash by operating activities for the first nine months of 1999 was for the purchase of inventory. Inventory increased $50.0 million to $115.6 million as of September 30, 1999 from $65.6 million as of December 31, 1998. The increase reflects inventory requirements to support fourth quarter 1999 customer demand, our intention to manufacture more of the fourth quarter customer product requirements earlier in the quarter than we have historically and a decision to receive certain inventory earlier than required for the manufacturing process to hedge potential component shortages.

   On July 29, 1999, we announced that we had executed an Amended and Restated Credit Agreement for a new $107.0 million Senior Secured Credit Facility with a group of banks led by The Chase Manhattan Bank as agent to replace our previous credit facilities with the banks. This new credit facility provides for a $7.0 million, five-year term loan and a $100.0 million five-year line of credit, both of which are secured by substantially all of our assets. At September 30, 1999, $68.4 million of the credit facility was utilized and an additional $31.6 million was available for use based upon the applicable borrowing base and the full term loan was utilized. At September 30, 1999, the interest rate on the $7.0 million term loan was 7.89%, the rate on $25 million of the line of credit was 7.63% and the rate on the remainder of the line of credit was 8.50%. The term loan amortizes at a rate of $1.0 million per year for the first year and $1.5 million per year for years two through five. The credit facility also provides for borrowings up to an aggregate amount of $100.0 million, limited to a percentage of qualified accounts receivable and qualified inventory. Interest is payable monthly. For the term loan, we may choose an interest rate of either 2.5% above the prevailing London Interbank Offering rate (LIBOR), or 0.5% above the prime rate as announced by the agent. For the revolving credit facility, we may choose an interest rate of either 2.25% above the prevailing LIBOR rate, or 0.25% above the prime rate as announced by the agent. In addition to certain other prohibited actions, the credit facility limits our capital expenditures and prohibits the payment of cash dividends on our common stock. The credit facility also requires us to maintain certain minimum fixed charge coverage ratios and maximum leverage ratios.

   Borrowings under our credit facilities of $13.7 million were used primarily for the purchase of inventory. Approximately $4.6 million of the proceeds of the $7.0 million term loan was used to repay the long-term bank loan of CMC Industries existing on the date of the merger. Net proceeds of $2.0 million from the sale of stock were due to the exercise of employee stock options and the issuance of stock under the CMC employee stock purchase plan.

   We are a party to a $17.0 million interest rate swap in order to fix the interest rate on a portion of our outstanding borrowings under the bank credit facility. The swap agreement provides for payments by us at a fixed rate of interest of 6.76% and matures on October 19, 2001. The fair value of the interest rate swap at September 30, 1999 was approximately $(249,000) since the fixed rate of 6.76% was higher than the floating rate.

   Capital expenditures of $4.2 million for the nine months ended September 30, 1999 were primarily for the acquisition of equipment related to operations.

   We lease a manufacturing facility and certain equipment and computer software used in our manufacturing operations under capital lease agreements that expire through 2003. During the first quarter of 1999, we refinanced approximately $2.6 million of our then existing operating leases and classified these leases as capital leases in the accompanying condensed consolidated balance sheet for the nine months ended September 30, 1999. The effect of this refinancing on our results of operations will not differ materially from the previous lease financing arrangements. As of September 30, 1999, we had operating lease lines of approximately $13.0 million available for future equipment requirements.

   Our need for, cost of and access to funds are dependent in the long-term on our future operating results as well as conditions external to us. We may require additional capital to finance further acquisitions or other enhancements to or expansions of our manufacturing capacity. Although no assurance can be given that any additional financing will be available on terms satisfactory to us, we may seek additional funds from time to time through public or private debt or equity offerings or through further bank borrowings on equipment lease financing. We believe that our current sources of liquidity and the net proceeds from this offering are adequate to support our anticipated liquidity needs for the next twelve months.

 Fiscal 1998 and 1997

   We had working capital of $86.1 million at the end of fiscal 1998 compared with $55.9 million at the end of fiscal 1997. The $30.2 million increase is primarily due to the classification of the outstanding amounts under our credit facility as long-term liabilities at the end of fiscal 1998. Operating activities provided $11.7 million of cash in fiscal 1998 compared with the use of $5.4 million of cash in fiscal 1997. Cash was generated by operations in fiscal 1998 primarily as a result of the refund of income taxes, the increase in accounts payable balances, and profitable operations in fiscal 1998, offset by the impact of higher trade receivables at the end of fiscal 1998.

   Capital expenditures were $17.4 million in fiscal 1998 compared with $4.8 million for fiscal 1997. Of such capital expenditures, $3.0 million related to leasehold improvements for facility expansion at our Hudson, Massachusetts printed circuit board facility, $2.3 million related to leasehold improvements in our new facility in Ireland and $5.2 million related to the purchase of land in Hermosillo, Mexico and the construction of a facility. The remaining $6.9 million related primarily to the purchase of various manufacturing equipment, furniture and computer equipment.

   Accounts receivable increased $26.9 million to $101.8 million at the end of fiscal 1998 from $74.9 million at the end of fiscal 1997. The increase reflects higher net sales in the fourth quarter of fiscal 1998 as compared to the fourth quarter of fiscal 1997, as well as a shift in the requirements of our customers to having a higher proportion of shipments occur nearer to the end of the quarter in fiscal 1998 than in fiscal 1997.

   Cash flow from financing activities during fiscal 1998 totaled $7.7 million. In January 1998, CMC completed a private placement of its common stock, raising approximately $3.6 million. The purpose of the offering was principally to provide CMC additional financial flexibility to take advantage of potential business opportunities.

   At the end of fiscal 1998, our bank credit facility was comprised of revolving credit lines totaling $80.0 million, of which $57.6 million was utilized and an additional $14.7 million was available for use based upon the applicable borrowing base, a $6.0 million term loan payable in 56 monthly installments beginning in October 1996, and a $3.8 million equipment line. These financing facilities required us to maintain certain levels of minimum availability, maximum leverage ratios and certain other restrictive financial covenants. In addition to these other prohibited actions, the financing facilities also limited capital expenditures by us, prohibited the payment of cash dividends on our capital stock, and limited mergers and acquisitions, additional borrowings, leases and specified investments. We exceeded the limit of capital expenditures for fiscal 1998 provided in the credit facility. A waiver with regard to the excess was received from the banks. At the end of fiscal 1998, the interest rate on the credit facility was 8.0%.

   We entered into a $17.0 million interest rate swap agreement in the fourth quarter of fiscal 1998 simultaneous with the execution of the credit facility. The swap agreement provides for payments by us of a fixed rate of interest of 6.76% and matures on October 19, 2001. The fair value of the interest rate swap at the end of fiscal 1998 was approximately $(770,000) since the fixed rate of interest of 6.76% was higher than the floating rate.

   At December 31, 1998, we had equipment lease lines of approximately $11.3 million available for purchases of manufacturing equipment, computer hardware and software and furniture. In May 1998, we entered into a $5.0 million operating lease line agreement for the purchase of certain equipment in our Dublin, Ireland facility. At the end of fiscal 1998, substantially all of this operating lease line had been utilized for outstanding commitments.

New Financial Accounting Standards

   In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," amended in June 1999 and effective for fiscal years beginning after June 15, 2000. The new standard requires that all companies record derivatives on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. Our management is currently assessing the impact of SFAS No. 133 on our consolidated financial statements. We will adopt this accounting standard on January 1, 2001, as required.

Year 2000 Readiness Disclosure Statement

   We are subject to various Year 2000 risks relating to our internal systems and equipment, the systems of our key customers, suppliers and third-party service providers and the potential decrease in demand for our customers' products. We and the companies with which we do business utilize computer software programs, operating systems and embedded technology in the conduct of their operations. Many computer software programs, operating systems and technology in use today are unable to distinguish between the year 2000 and the year 1900 because they use a two-digit shorthand to define the applicable year. People commonly refer to this as the Year 2000 problem. If we do not properly identify and correct our Year 2000 issues prior to January 1, 2000, our operations could be materially disrupted. These disruptions could be caused by, among other things, an inability to do the following using current processes and systems:

  . receive technical specifications, purchase orders and payments from customers;

  .  order, receive, record and pay for inventory;

  .  manufacture and ship products;

  .  send invoices;

  .  process internal and external transactions; and

  .  engage in similar normal business activities.

   In addition, our operations could also be significantly disrupted if the companies with which we do business are not Year 2000 compliant on a timely basis. Such a failure could adversely affect a company's ability to do business with us. Any of these Year 2000 failures or disruptions could have a significant negative impact on our results of operations.

   To address these issues, we have undertaken an extensive project to assess and remedy the areas within our business and operations which could be adversely affected by Year 2000 issues, including our information technology and non-information technology systems and processes. The first phase of the project was:

  . to determine the extent of our Year 2000 problem by reviewing all of our hardware, software, equipment and embedded technology to determine if any of this software and technology was not Year 2000 compliant; and

  . to determine whether companies with which we do significant business will be Year 2000 compliant on a timely basis.

   The next stage in the project was to correct or replace and test all such hardware, software, equipment and embedded technology. In the second phase of the project, we also addressed the Year 2000 issues identified by our vendors, third-party service providers and customers, as appropriate. We conducted the project using internal and external resources. Finally, we determined the need to formulate and revise contingency plans based on the results of our assessment and remediation efforts with regard to our own Year 2000 issues as well as those of our customers, third-party service providers and suppliers.

   All phases of the project, as defined above, have been substantially completed. Additionally, contingency plans have been prepared in areas where we have determined that a plan is necessary. We have discussed Year 2000 compliance with our vendors, third-party service providers and customers. We have not been informed by any vendor, third-party service provider or customer of significant Year 2000 compliance problems which could cause a meaningful disruption in our operations. We will continue to work with our vendors, third-party service providers and customers to identify any possible issues.

   Based on our review to date, we expect the total cost of our Year 2000 assessment and remediation project to be approximately $650,000, of which approximately $450,000 has been expensed to date. Our current expectations regarding the total cost of our Year 2000 project are subject to change as the project progresses or additional information is obtained. The sources of the funds for our Year 2000 project are operating cash flow and available equipment lease lines. No other material information technology project has been deferred as a result of the Year 2000 project. We currently do not believe that internal Year 2000 issues will have a significant effect on our business. We cannot assure you of this, however.

   We have identified our significant systems which could be adversely affected by Year 2000 issues to be:

  . manufacturing equipment, including surface mount technology lines, and testing equipment;

  . integrated enterprise resource planning systems and networking software and equipment used in our facilities; and

  .  electronic commerce capabilities.

   We have obtained certifications from our equipment vendors indicating that our critical manufacturing and testing equipment is Year 2000 compliant. We have completed testing of our critical equipment. We installed and tested a vendor-certified Year 2000 compliant version of enterprise resource planning software in our Massachusetts facilities. The version of the enterprise resource planning software used by our Georgia facility is certified as Year 2000 compliant by the vendor and was installed and tested by us in February 1999. The enterprise resource planning systems used in our Ireland facility was not Year 2000 compliant and could not be upgraded. We purchased the version of the vendor-certified Year 2000 compliant software utilized in our Georgia facility for, and installed it in, our Ireland facility. The enterprise resource planning software systems in our California, Mississippi, Alabama and Mexico locations were tested in February 1999 and are believed to be Year 2000 compliant. All network software and electronic commerce capabilities have been remediated as we believe is necessary. For the above identified applications, we have developed manual process procedures as a contingency plan.

   Our plans and programs to become Year 2000 compliant may not succeed in their entirety and our contingency plans may not be comprehensive or adequate. In addition, one or more of our vendors, third-party service providers or customers may have material Year 2000 compliance problems. If either us or any of our customers, third-party service providers or suppliers fail to become Year 2000 compliant on a timely basis, or if our contingency plans are not fully comprehensive or adequate, the result could be a significant disruption in our business. Any Year 2000 related failure or disruption would significantly and adversely affect our business and results of operations.

Quantitative and Qualitative Disclosures About Market Risk

   We are exposed to changes in interest rates and foreign currency exchange primarily in our cash, debt and foreign currency transactions. We do not hold derivative financial instruments for trading or speculative purposes.

   We have a $107.0 million Senior Secured Credit Facility which bears interest at variable interest rates. We have also entered into a $17.0 million interest rate swap agreement which matures in October 2001 in order to reduce the impact of fluctuating interest rates on our credit facility. This swap agreement is classified as held for purposes other than trading. Under this swap agreement, we have agreed with the counterpart to pay fixed rate payments on a monthly basis, based upon an annual interest rate of 6.76%, in exchange for receiving variable rate payments on a monthly basis, calculated on an agreed-upon notional amount. Net interest payments or receipts from interest rate swaps are recorded as adjustments to interest expense in our condensed consolidated statements of operations. Our exposure related to adverse movements in interest rates is primarily derived from the variable rate on the remainder of our credit facility. As of September 30, 1999, $17.0 million of the outstanding balance of $68.4 million under the credit facility was at a rate of 6.76%. At September 30, 1999, $25 million of the line of credit was at an interest rate of 7.63% and the remainder of the credit facility was at an 8.50% interest rate. Based on the portion of this balance in excess of $17.0 million, an adverse change of one percent in the interest rate would cause a change in interest expense of approximately $514,000 on an annual basis.

   The foreign currencies to which we have exchange rate exposure are the Irish punt and the Mexican peso. International operations do not currently constitute a significant portion of our net sales or net assets. Therefore this exposure is not considered material to us.

   Based on a hypothetical ten percent adverse movement in interest rates and foreign currency exchange rates, the potential losses in future earnings, fair value of the risk-sensitive financial instruments and cash flows are immaterial. However, the actual effects of interest rates and foreign currency exchange rates may differ materially from the hypothetical analysis.

                                    BUSINESS

Overview

   We are a leading provider of value-added electronics manufacturing services to original equipment manufacturers (OEMs) in the networking and telecommunications, computer, industrial and medical equipment markets. We provide OEMs with:

  . complex printed circuit board assembly, primarily utilizing advanced surface mount technology;

  .  electro-mechanical sub-assembly;

  .  total system assembly and integration; and

  .  mechanical and molded cable and harness assembly.

   We target and have developed a particular expertise in serving emerging and established OEMs who require moderate volume production runs of complex, leading-edge commercial market applications. The multiple configurations and high printed circuit board densities that characterize these applications generally require technologically-advanced and flexible manufacturing as well as a high degree of value-added services. As an integral part of our offerings to customers, we provide the following value-added services:

  .  advanced manufacturing and test engineering;

  .  flexible materials management;

  .  comprehensive test services;

  .  product diagnostics and repair;

  .  packaging;

  .  order fulfillment; and

  .  distribution services.

   Since 1997, we have completed four acquisitions that have enabled us to strengthen our advanced engineering capabilities, expand our operations and geographic presence and diversify our customer base. Prior to 1997, we operated primarily in the northeastern United States. Through our acquisitions, we have added facilities in California, Georgia, Mississippi, Ireland and Mexico. Our July 1999 merger with CMC Industries, Inc. enabled us to significantly increase our scale of operations, expand our customer base and geographic presence, and strengthen our management and engineering resources. In addition, the acquisition of certain inventory and fixed assets of GSS/Array Technology, Inc. in October 1999 strengthens and expands our California operations and considerably enhances our advanced engineering capabilities, in particular our high-end radio frequency capabilities. We expect to continue to pursue select strategic acquisitions to enhance our growth, operations, geographic presence, engineering capabilities and service offerings.

   We have developed strong customer relationships with a wide range of companies in the networking and telecommunications and computer industries. Our customer base of over 100 customers includes large, established OEMs such as EMC Corporation, Motorola and Nortel Networks, and emerging providers of next-generation technology products such as Convergent Networks, Efficient Networks, Monterey Networks and Redstone Communications. OEMs in the networking and telecommunications segment of the electronics industry represented approximately 63% of our net sales for the nine months ended September 30, 1999 while OEMs in the computer segment accounted for approximately 27% for the same period. These customers require our advanced engineering capabilities and other value-added services to manufacture technologically complex products such as wireless and ADSL modems, Internet access switches, routers and mass storage systems. We establish close, long-term relationships with our customers by offering them a complete and flexible electronics manufacturing solution in order to accelerate their time-to-market and time-to-volume production.

Electronics Manufacturing Services Industry

   The electronics manufacturing services industry is comprised of companies that provide a range of manufacturing services for OEMs in the electronics industry and has grown rapidly over the past several years. Industry sources estimate that the electronics manufacturing services industry grew at an average annual rate of 25% from 1994 through 1998, from approximately $25 billion to $60 billion. Industry sources also indicate that this market is expected to grow to approximately $106 billion by 2001.

   The growth in the electronics manufacturing services industry has been driven by several factors. One factor is the growth in the electronics industry which grew at an average annual rate of 7% from 1994 to 1998. The primary factor, however, is the growth in the number of OEMs that have chosen an external manufacturing strategy. These OEMs are increasingly divesting internal manufacturing capacity and are seeking to outsource a broad range of manufacturing and related engineering and value-added services. According to industry sources, the electronics manufacturing services industry's revenue accounted for approximately 12% of the cost of goods sold in the electronics industry in 1996. By 2003, industry sources estimate that this percentage will increase to 33%. Outsourcing enables OEMs to take advantage of the manufacturing expertise, advanced technology, capital investments and overall cost benefits obtained by electronics manufacturing services providers. Outsourcing also allows OEMs to focus on what they believe to be their core strengths, such as product research and development, software design and development, and sales and marketing, and to use their capital to pursue other business opportunities, including acquisitions. OEMs utilize electronics manufacturing services providers to enhance their competitive position by:

  .  accelerating time-to-market and time-to-volume production;

  .  improving inventory management and purchasing power;

  .  reducing capital investment requirements and fixed overhead costs;

  .  reducing production costs;

  .  accessing advanced manufacturing capabilities and engineering expertise;
     and

  .  improving overall product quality management.

Our Strategy

   Our objective is to enhance our position as a leading provider of value-added electronics manufacturing services to high-technology OEMs. Our strategy to achieve this objective includes the following critical elements:

     Serve a Diversified Customer Base in High-Growth Markets. To enhance our long-term growth, we continue to diversify our business among customers, markets and geographic regions. We focus on OEMs in commercial electronics markets such as networking and telecommunications and computers which are characterized by technology-driven products, high growth, rapid technological advances and accelerated time-to-market and time-to-volume requirements. We target both large, established OEMs and emerging OEMs that have the potential to be the producers of next-generation products. Our prototype and new product capabilities, our technically advanced and flexible moderate volume facilities, and our high volume, low cost production facilities enable us to provide OEMs of all sizes flexible manufacturing solutions to meet their needs throughout the product life cycle. OEMs in our commercial markets also typically require technologically-advanced engineering design and manufacturing services.

     Establish and Maintain Close Customer Relationships. We develop close, long-term relationships with our customers by working with them throughout the development, manufacturing, and distribution processes. We consult with our customers at a very early stage of product design to enhance the product manufacturability, testability and reliability of their products. We utilize a business unit or cell approach whereby dedicated equipment, personnel and systems are assigned to specific customers in order to be more responsive to our customers' needs. We work with our customers to anticipate delivery dates and future product volumes to meet our customers' production and delivery requirements and optimize our production efficiencies. We also focus on expanding our relationships with customers to include both additional product lines and additional value-added services.

     Provide a Comprehensive Manufacturing Solution. In order for OEMs to fully achieve the benefits of outsourcing, they seek a comprehensive manufacturing solution. As a result, we believe it is critical to provide other value-added services in addition to advanced engineering and manufacturing services. We offer services from initial product consultation and systems integration to comprehensive testing, final product assembly, flexible materials management, product packaging, order fulfillment, distribution, diagnostics and repair. We work closely with our customers to identify and offer additional services in anticipation of customer needs.

     Expand Geographic Presence. OEMs seeking to outsource their worldwide electronics manufacturing requirements increasingly require electronics manufacturing services providers that have a global presence. To effectively serve the requirements of these OEMs, we believe an electronics manufacturing services provider needs to have operations in low cost locations and facilities capable of low, moderate and high volume production. Since 1997, we have expanded our operations, which were exclusively located in the northeastern United States, to include facilities in California, Georgia, Mississippi, Mexico and Ireland. Some of these facilities are low cost, high volume operations. We intend to actively seek and evaluate strategic opportunities to continue to expand our geographic presence, particularly in Asia and Europe, and the scope of our manufacturing capabilities to better serve the needs of our OEM customers.

     Pursue Selective Acquisition Opportunities. We believe that growth by selective acquisitions is important to achieve the scale, customer diversity, geographic presence, cost efficiencies and breadth of service offerings required to remain competitive in the electronics manufacturing services industry. We have completed four acquisitions since June 1997 and will continue to selectively seek acquisition opportunities. Our acquisitions have enabled us to:

    .  diversify our customer base;

    .  expand our geographic presence;

    .  add experienced technical and management personnel;

    . expand our production capabilities and our production cost alternatives;

    .  strengthen our component supply chains;

    .  broaden our service offerings; and

    . enhance sales opportunities with our existing and potential customers.

Recent Acquisitions

   In June 1997, we acquired substantially all of the assets and liabilities of Electronic Systems International, a provider of electronics manufacturing services to OEMs based primarily in the southeastern United States. We issued 186,100 shares of our common stock, valued at that time at approximately $5.1 million, to purchase the ESI business. The ESI acquisition enabled us to expand our operations into the southeastern United States where we have subsequently consolidated and expanded our operations in a facility located in Lawrenceville, Georgia.

   In 1997, we acquired Advanced Component Technologies Limited (formerly SignMax Limited), located in Dublin, Ireland, for approximately $2.0 million in cash and assumed liabilities. SignMax was a provider of electronics manufacturing services primarily consisting of cable and harness assembly. Our acquisition of SignMax enabled us to establish a European presence which we intend to leverage with our diversified and expanded customer base. We have expanded our Dublin manufacturing facility to include a lower cost, moderate volume printed circuit board operation utilizing primarily surface mount technology.

   On July 29, 1999, we completed our merger with CMC Industries, Inc., a provider of electronics manufacturing services to OEMs in the telecommunications, computer and electronics industries. As a result of the merger, CMC became our wholly owned subsidiary. Under the terms of the merger agreement, each share of CMC common stock was exchanged for 0.5 of a share of our common stock and all CMC stock options were assumed by us. In connection with the merger, we issued approximately 3.9 million shares of common stock, and reserved approximately 0.9 million shares of common stock for future issuance under CMC's 1990 Equity Incentive Plan. The merger has been accounted for as a pooling of interests.

   The merger with CMC has provided us many benefits which enable us to compete more effectively in the electronics manufacturing services industry, including:

  . We gained the critical mass necessary to compete for the business of larger OEMs in the electronics industry.

  . We enhanced our customer diversity, reduced our reliance on specific major customers and enhanced our opportunity to sell additional value-added services to a larger customer base as a result of the lack of overlap between the ACT and CMC customer bases.

  . We expanded our geographic presence and broadened our range of cost and volume production capabilities through the addition of high volume, low cost manufacturing production facilities in Corinth, Mississippi and Hermosillo, Mexico and a moderate volume facility in Santa Clara, California.

  . We acquired significant managerial, sales and engineering resources which will facilitate the expansion of our manufacturing capacity and will strengthen our advanced engineering capabilities.

  . We acquired a procurement office in Taiwan as well as experienced purchasing personnel which has strengthened our component supply chains.

   In October 1999, we acquired certain inventory and fixed assets of GSS/Array Technology, Inc., located in San Jose, California, for approximately $12.8 million in cash. GSS/Array Technology, Inc. is a subsidiary of GSS/Array Technology Public Company, Ltd., a Thailand company. We have also assumed on-going relationships with select GSS/Array domestic customers and hired select employees. The GSS/Array asset acquisition expands our operations in northern California and also considerably enhances our advanced engineering capabilities, especially our radio frequency capabilities.

Our Services

   We utilize a business unit or cell approach to provide value-added services to more effectively satisfy the needs of our customers. With this approach, we dedicate specific equipment, personnel and systems to customers. Throughout the manufacturing organization, we use state-of-the-art production equipment, statistical process control and quality assurance reporting systems to provide accurate and timely management and customer information.

 Manufacturing of Electronic Assemblies

   We offer manufacturing capabilities for printed circuit board assembly, electro-mechanical sub-assembly, total system assembly and integration, and cable and harness assembly.

   Printed Circuit Board Assembly. Printed circuit boards are platforms on which integrated circuits and other electronic components are mounted. Semiconductor designs are complex and often require printed circuit boards with many layers of narrow, densely-spaced wiring. Rapid technological advances have occurred in the electronics industry in recent years that have increased the speed and performance of components, while reducing their size. These technological advances have caused printed circuit boards to become smaller with components more densely attached to the board. These technological advances have required increasingly advanced surface mount manufacturing technologies, in addition to traditional surface mount and pin-through-hole technology.

   In pin-through-hole production, components are attached by pins, also called leads, inserted through and soldered to plated holes in the printed circuit board. In traditional surface mount technology production, the leads on integrated circuits and other electronic components are soldered to the surface of the printed circuit board rather than inserted into holes. Surface mount technologies can accommodate a substantially higher number of leads in a given area than pin-through-hole production. As a result, surface mount technologies allow the printed circuit board to interconnect a greater density of integrated circuits. This density permits tighter component spacing and a reduction in the printed circuit board dimensions. Additionally, surface mount technologies allow components to be placed on both sides of the printed circuit board, thereby permitting even greater density. The substantially finer lead-to-lead spacing in surface mount technologies requires a manufacturing process far more exacting than the pin-through-hole interconnect products. An advanced surface mount technology called micro ball grid array (BGA) allows for even greater densities than traditional surface mount technology. The BGA assembly process uses small balls of solder, instead of leads that could bend and break, located directly underneath the part, to interconnect the component and circuit board. Because of their high number of leads, most complex or very large scale integrated circuits are configured for surface mount technologies production.

   We employ advanced surface mount technologies, primarily micro ball grid array, in our printed circuit board assembly operations in addition to traditional surface mount technologies. We also continue to support pin-through-hole technology and related semi-automated and manual placement processes for existing and new applications that require these technologies.

   We focus on low to moderate volume manufacturing of highly complex and sophisticated printed circuit board assemblies. We manufacture these complex assemblies on a batch basis and have developed expertise in quickly changing equipment set-up and manufacturing capabilities in order to respond to our customers' changing needs. We believe this capability provides our customers with optimal flexibility in product design, while allowing for rapid turnaround of new or highly complex but lower volume products. Due to our merger with CMC, we also now offer our customers high volume manufacturing alternatives. In our Hermosillo, Mexico and Corinth, Mississippi facilities, we currently manufacture larger volume, less complex printed circuit boards using a variety of surface mount technologies.

   As part of our comprehensive manufacturing process, we provide in-circuit, functional and stress environmental testing services for substantially all completed printed circuit board assemblies. In-circuit tests verify that:

  .  the components have been attached properly;

  .  the components meet functional standards; and

  .  the electrical circuits have been completed properly.

We perform these tests on industry standard testing equipment using proprietary software developed either by the customer or our test engineers. We also use specialized testing equipment designed and provided by the customer or developed by our engineers to perform customized functional tests designed to ensure that the printed circuit board assembly will perform its intended functions. In addition, since defective components normally fail after a relatively short period of use, we subject more complex printed circuit board assemblies to controlled environmental stresses, typically thermal or electrical stresses, based on customer requests.

   Electro-Mechanical Sub-Assembly and Total System Assembly and
Integration. We integrate components, including our printed circuit board and cable and harness assemblies, into higher level sub-assemblies and total system assemblies. We maintain significant systems assembly capacity to meet the increasing demands of our customers for total system assemblies. In addition to product assemblies, we also provide the following services to customers seeking to integrate manufacturing and distribution activities:

  .  custom configuration;

  .  documentation;

  .  packaging; and

  .  order fulfillment.

   Cable and Harness Assembly. We offer a wide range of cable and harness assembly services for molded and mechanical applications including:

  .  custom manufactured ribbon assemblies;

  .  multiconductor, co-axial and fiber optic cable assemblies; and

  .  discrete wire harness assemblies.

We use advanced and diverse manufacturing processes, in-line inspection and test and dedicated work cells to minimize work-in-process time and focus on process efficiencies and quality. We use both automated and semi-automated preparation and insertion equipment, as well as manual assembly techniques to accomplish the cable and harness assembly process. We test substantially all of our cable and harness assemblies using automated test equipment.

 Value-Added Services

   Outsourcing allows OEMs to take advantage of the manufacturing expertise, advanced technology, capital investments and overall cost benefits obtained by electronics manufacturing services providers. In addition, OEMs outsource their manufacturing strategies to accelerate their time-to-market and time-to-volume production, improve inventory management and purchasing power, and improve the overall quality of their products. In order for OEMs to fully achieve the benefits of outsourcing, they seek a comprehensive manufacturing solution. To meet the requirements of our OEM customers, we provide the following value-added services across the full range of our electronics manufacturing services:

   Advanced Manufacturing and Test Engineering. Our advanced manufacturing engineers work closely with a customer's product designers at the early design stage of a product. Our engineers:

  . evaluate the initial product design to identify potential manufacturing and testability issues;

  . review the layout of a board to determine if it has the optimal tool set-up and efficient component spacing and densities; and

  .  participate in parts selection and materials utilization decisions.

This early interaction with the customer optimizes product manufacturability, testability, and reliability. This participation also mitigates component availability issues which might arise during the manufacturing cycle. Our engineers also evaluate the ongoing manufacturing process and recommend improvements to reduce manufacturing costs or lead times, or to increase the quality of finished assemblies. Our engineering services help customers:

  .  bring their products rapidly to the market;

  .  meet the market's expectation for quality; and

  . take advantage of advances in manufacturing and testing technology and processes.

   Materials Management. We provide our customers optimal flexibility regarding their production delivery and product mix requirements. We directly purchase all or a substantial portion of the components necessary for our product assemblies. We procure components from vendors which meet our standards for timely delivery, high quality, cost-effectiveness and compliance with customer specifications. To help control inventory investment, we generally order components only when we have a customer forecast, purchase order or commitment to purchase the completed assemblies. We use a materials requirements planning system to plan and procure materials. We use electronic data interchange systems to efficiently communicate with many of our vendors and are exploring opportunities to realize cost savings and efficiencies by sourcing components via the Internet. Additionally, we use just-in-time inventory management techniques and manage our materials pipelines and vendor base to provide our customers flexibility to change their volume requirements within established frameworks.

   Product Diagnostics and Repair. As OEMs increasingly outsource their manufacturing needs and divest their internal manufacturing capabilities, they need electronics manufacturing services providers that offer product diagnostic and repair services. If a product purchased by an OEM's customer fails or breaks, an OEM that has outsourced its manufacturing is not likely to have the equipment, facilities or trained personnel available to identify and fix the problem. We use our engineering and test capabilities to provide product diagnostic and repair for assemblies we manufacture and, in some instances, for other products of our customers. We also offer our OEM customers revision control, lot tracking and materials management services for their product revisions, upgrades and repairs.

   Order Fulfillment and Distribution. To more rapidly respond to the market demands of our customers, we offer delivery programs and capabilities designed with the flexibility to ship products directly to an OEM's customers. Under these programs, we package products to the customer's specification with appropriate product documentation and manage the logistics of delivery. We work closely with our customers to identify and offer additional services in anticipation of future customer needs.

Our Suppliers

   Our OEM customers need us to:

  . assure the short and long term supply of materials and components to manufacture their products;

  .  negotiate low prices for these materials;

  .  secure the highest quality and most reliable materials;

  .  assure the on-time delivery of these materials; and

  . provide them with the flexibility to change their production requirements on short notice.

   To compete effectively in this business environment, we have developed a materials procurement strategy whereby we maintain strong, long-term relationships with a limited number of suppliers who conform to our high standards. We seek to work only with suppliers that consistently deliver the best technology and quality materials at the lowest total cost on the shortest and most flexible lead times. We consistently evaluate all of our suppliers' performances and provide them with suggestions for improving our relationships. When we do business with a supplier at our customer's direction, we closely monitor the supplier's performance and work with both the supplier and the customer to improve the supplier's performance when necessary. We believe this strategy enables us to provide optimal flexibility to our OEM customers and enables us to better satisfy their electronics manufacturing services needs.

   Our team of materials acquisition professionals is responsible for all materials procurement and planning. We have a strategic purchasing group that develops our worldwide materials and commodity procurement strategy. We have adopted a more direct supplier model that targets select high quality suppliers from a more distributor-oriented procurement model. This strategic group is responsible for understanding the needs of our customers and the commodity supply market, evaluating the overall quality of suppliers and negotiating and executing low cost commodity supply contracts with preferred suppliers. We also have a group that focuses on the day-to-day tactical execution of our materials procurement process to insure that material or component costs or shortages do not prevent us from providing optimal services to our customers. This group is responsible for proactively managing inventory programs, evaluating day-to-day supplier performance and co-ordinating customer plan production changes.

   We typically procure components when a purchase order or forecast is received from a customer. Due to our utilization of just-in-time inventory techniques, the timely availability of many components depends on our ability to both develop accurate forecasts of customer requirements and manage our materials supply chain. Given our direct component procurement strategy with quality suppliers, we rely on a single or limited number of suppliers for many proprietary and other components used in our assembly process. Although we have strong relationships with high quality suppliers, we do not have any long term supply agreements. Shortages of materials and components have occurred from time to time and will likely occur in the future despite our development of select long-term supplier relationships. In particular, the earthquake in Taiwan in September 1999 could cause a temporary shortage in components such as raw printed circuit boards, flash memory and application specific integrated circuits. We believe our direct procurement strategy and the division of responsibility within our materials procurement team enable us to better manage our supply chain in order to reduce the occurrence and minimize the effect on our customers of materials or component shortages.

Our Customers and Markets

   We serve a wide range of customers from emerging growth companies to established multinational corporations in a variety of markets, including networking and telecommunications, computer, industrial and medical equipment. We currently provide services to over 100 customers, including the following:

             Networking and Telecommunications                        Computer
             ---------------------------------                        --------
Alcatel                       Marathon Technologies         Com 21
Ciena (formerly Omnia)        Marconi (formerly Reltec)     Cybex
Cisco Systems (formerly
 Monterey                     Motorola                      Efficient Networks
 Networks)                    Next Level                    EMC
Computone                     Nortel Networks               IBM
Comsat Laboratories           Premisys                      Integrated Computing
Convergent Networks           Siemens (formerly Redstone    Proxim
Cortelco                       Communications)              S-3 Incorporated (formerly
Ellacoya                      Sonus Networks                 Diamond Multimedia)
Harris

                        Industrial                                     Medical
                        ----------                                     -------
Color Kinetics                General Instrument            Aspect Medical
Colorgraphics                 Northrop Grumman              Becton Dickinson
Comverge (formerly                                          Johnson & Johnson
 Scientific Atlanta)

   Customers in the networking and telecommunications segment of the electronics industry represented approximately 63% of our net sales for the nine months ended September 30, 1999 while OEMs in the computer segment accounted for approximately 27% for the same period.

   For the nine months ended September 30, 1999, our four largest customers accounted for approximately 52% of our net sales. Sales to customers representing 10% or more of our net sales for that period were as follows:

  .  Nortel Networks (formerly Bay Networks and Aptis Communications)--15%;

  .  S-3 Incorporated (formerly Diamond Multimedia)--15%;

  .  Marconi (formerly Reltec)--12%; and

  .  Lucent Technologies (formerly Ascend Communications)--10%.

   For fiscal 1998 and 1997, our four largest customers accounted for approximately 42% and 40% of our net sales. Customers representing 10% or more of our net sales in fiscal 1998 were Nortel Networks and Micron Electronics, each with approximately 12%, as compared to Nortel Networks with 17% of our net sales in fiscal 1997.

   The timing and level of orders from our customers varies substantially from period to period. The historic level of net sales we have received from a specific customer in one particular period is not necessarily indicative of net sales we may receive from that customer in any future period. While we focus on maintaining long term relationships with our customers, for various reasons, including consolidation in our customers' industries, we have in the past and will continue in the future to terminate or lose relationships with customers. Customers may also significantly reduce the level of business they do with us or delay the volume of manufacturing services they order from us. Significant or numerous terminations, reductions or delays in our customers' orders could negatively impact our operating results in future quarters. We continue to focus on expanding and diversifying our customer base to reduce dependence on any individual customer or market.

   In many cases, our customers utilize more than one electronics manufacturing services provider across their product lines. Our goal is to be the primary electronics manufacturing services provider for our customers. We seek to manufacture the high-value, leading-edge products of our customers and target OEMs that require moderate volume production. With the acquisition of the high volume, low cost CMC facilities, however, we now offer our customers a broad range of volume production and cost alternatives. We believe that we are advantageously positioned to be selected to provide manufacturing and value-added services for our customers' new product offerings due to our:

  . close interaction with the design engineering personnel of our customers at the product development stage;

  .  prototype production experience;

  . advanced manufacturing and engineering capabilities, such as radio frequency capabilities; and

  .  established and dependable materials pipeline.

   We generally warrant that our products will be free from defects in workmanship for twelve months. We also pass on to our customers any warranties provided by component manufacturers and material suppliers to the extent permitted under our arrangements with these parties. Our warranty provides that during the warranty period we will take action to repair or replace failed products. We test substantially all of our assemblies prior to shipment. In addition, our customers generally test or have tested final products on a sample basis prior to deployment in the field. Our warranty costs have not been material to date.

Sales and Marketing

   We develop close, long term relationships with our customers by working with them throughout the development, manufacturing and distribution processes. Electronics manufacturing services providers generally face a long sales cycle and must perform satisfactorily on a trial basis prior to capturing significant orders from an OEM. As a result, we seek to develop these close relationships with customers during the initial product design and development stage. We then support our existing customer relationships through a comprehensive staff of program managers dedicated to individual customer accounts. We assign each customer a program manager who acts as the primary contact for the customer. Program managers are responsible for the development of the manufacturing relationship between our company and the customer and the assignment of our resources to meet the customer's requirements.

   We market our services primarily through a direct sales force, and to a lesser extent, through independent manufacturer's representatives in the United States, Canada and Europe. As we have grown, we have increasingly relied on and developed our direct selling organization as opposed to utilizing independent manufacturer representatives. We divide our direct sales organization into two operations groups. The strategic sales group focuses its selling efforts on major multinational accounts. The core sales group focuses on existing and new accounts within set geographic regions. We expect to continue to expand our direct sales organization and marketing efforts in response to increased customer opportunities in new geographic markets, our increased critical mass and our expanded customer base.

Competition

   The electronics manufacturing services industry is highly competitive. We compete against numerous U.S. and foreign electronics manufacturing services providers with global operations, including Benchmark Electronics, Celestica, Flextronics, Jabil Circuit, Plexus, Sanmina and Solectron. We also face competition from a number of electronics manufacturing services providers that operate on a local or regional basis. In addition, current and prospective customers continually evaluate the merits of manufacturing products internally. Consolidation in the electronics manufacturing services industry results in a continually changing competitive landscape. The consolidation trend in the industry also results in larger and more geographically diverse competitors who have significant combined resources with which to compete against us.

   We believe that the principal competitive factors in the segments of the electronics manufacturing services industry in which we operate are:

  .  geographic location and coverage;

  .  flexibility in adapting to customers' needs;

  .  manufacturing capability;

  .  price;

  .  service;

  .  technology;

  .  quality;

  .  reliability; and

  .  timeliness in delivering finished products.

We believe that we have developed a particular strength relative to some of our major competitors in the manufacturing of complex, moderate volume, leading-edge products. Competition from existing or potential competitors could result in reduced prices, margins and market share which would significantly and negatively impact our operating results.

Governmental Regulation

   Our operations are subject to certain federal, state and local regulatory requirements relating to environmental compliance and site cleanups, waste management and health and safety matters. In particular, we are subject to regulations promulgated by:

  . the Occupational Safety and Health Administration pertaining to health and safety in the workplace;

  . the Environmental Protection Agency pertaining to the use, storage, discharge and disposal of hazardous chemicals used in the manufacturing processes; and

  .  corresponding state agencies.

To date the costs of compliance and environmental remediation have not been material to us. Nevertheless, additional or modified requirements may be imposed in the future. If such additional or modified requirements are imposed on us, or if conditions requiring remediation were found to exist, we may be required to incur substantial additional expenditures.

Employees

   At September 30, 1999, we had 2,423 permanent employees. To provide manufacturing flexibility for our customers, we utilize the services of temporary employees to meet short-term manufacturing capacity fluctuations. The only employees represented by a labor union are those employees in our Mexico operations. We have never experienced a labor stoppage or strike. We consider our relations with our employees to be good.

Properties

   Our manufacturing facilities are located in nine facilities containing an aggregate of approximately 893,000 square feet. Our significant facilities are as follows:

                         Approximate
Location                 Square Feet Leased/Owned          Description
------------------------ ----------- ------------ ------------------------------
Hudson, MA..............   147,000      Leased    Design/High-End Tech. Mfg.
Hudson, MA..............    32,000      Leased    Cable Prototyping & Mfg.
Hudson, MA..............    28,000      Leased    Cable Prototyping & Mfg.
Mansfield, MA...........    44,000      Leased    Low-Moderate Volume Mfg.
Santa Clara, CA.........    75,000      Leased    Low-Moderate Volume Mfg./High-
                                                   End Tech. Mfg.
Lawrenceville, GA.......    62,000      Leased    Low-Moderate Volume Mfg.
Corinth, MS.............   350,000      Leased    Moderate-High Volume Mfg.
Hermosillo, Mexico......   110,000       Owned    Moderate-High Volume Mfg.
Dublin, Ireland.........    45,000      Leased    Low-Moderate Volume Mfg.
                           -------
Total...................   893,000
                           =======

   We lease two of the Hudson facilities from Re-Act Realty Trust, a Massachusetts nominee trust, which is controlled by John A. Pino, our Chairman of the Board and Chief Executive Officer, and the beneficial interest of which is principally owned by Mr. Pino.

   Our manufacturing facility in Corinth, Mississippi is located on 64 acres of land. The facility and land are leased from the Industrial Development Board of Alcorn County, Mississippi under a lease which has options to renew until 2060.

   We also lease 20,000 square feet of warehouse space in Corinth, Mississippi, an international purchasing office in Taiwan and a sales and procurement office in Huntsville, Alabama. In connection with the GSS/Array asset acquisition, we entered into a three-month sublease for their facility in San Jose, California. We are currently seeking a new and larger facility in California to consolidate our Santa Clara operations and the equipment and assets we purchased from GSS/Array. We are also looking for an additional facility in Massachusetts.

   All of our manufacturing facilities have been certified to the ISO 9002 international quality standard except the Corinth, Mississippi facility which is certified to the ISO 9001 international quality standard.

   At September 30, 1999, our Massachusetts facilities contained 12 surface mount technology lines. We operate 17 surface mount technology lines at our Corinth, Mississippi facility; six at Hermosillo, Mexico; four at Santa Clara, California; three at Lawrenceville, Georgia; and one in the Dublin, Ireland facility. We currently have five additional surface mount technology lines on order, four of which will be installed in Mexico and one of which will be installed in the Hudson, Massachusetts facility. Delivery of the lines is expected in the fourth quarter of 1999.

Legal Proceedings

   On February 27, 1998, our company and several of our officers and directors were named as defendants in a purported securities class action lawsuit filed in the United States District Court for the District of Massachusetts. The plaintiffs amended the complaint on October 16, 1998. The plaintiffs purport to represent a class of all persons who purchased or otherwise acquired our common stock in the period from April 17, 1997 through March 31, 1998. The amended complaint alleges, among other things, that the defendants knowingly made misstatements to the investing public about the value of our inventory and the nature of our accounting practices. On December 15, 1998, we filed a motion to dismiss the case in its entirety based on the pleadings. Our motion to dismiss was granted without prejudice on May 27, 1999 and the case was closed by the court on June 1, 1999. On June 28, 1999, the plaintiffs filed a motion with the court seeking permission to file a second amended complaint. We opposed that motion. On July 13, 1999 the court denied the plaintiff's motion to amend, noting "final judgment having entered in this case." On July 26, 1999, the plaintiffs filed a motion with the court asking the court to extend the 30-day period for filing an appeal of its ruling dismissing the case. We opposed that motion as well, and the court denied the motion on August 10, 1999. On August 12, 1999, plaintiffs filed a notice indicating their intent to appeal the court's orders of July 26, 1999 and August 10, 1999. We believe the claims asserted in this action and the appeals noticed by plaintiffs are without merit and intend to continue to defend ourselves vigorously in this action. We further believe that this litigation will not have a material adverse effect on our business and results of operations, although we cannot assure you as to the ultimate outcome of these matters.

   On June 15, 1999, we received written notice from legal counsel for the Lemelson Medical, Education & Research Foundation, Limited Partnership alleging that we are infringing certain patents held by the Lemelson Foundation Partnership and offering to license such patents to us. Based on our understanding of the terms that the Lemelson Foundation Partnership has made available to current licensees, we believe that obtaining a license from them under the same or similar terms would not have a significant negative effect on our financial condition. Our results of operations in a particular quarter may be negatively affected, however. Moreover, a license may not be available on terms satisfactory to us. Litigation with respect to patents and other intellectual property matters can result in substantial costs and damages, require the cessation of the use of infringing products and processes, and force the infringing party to obtain a license to the relevant intellectual property.

   In December 1993, CMC Industries retained the services of a consultant to assist in quantifying the potential exposure to CMC in connection with clean-up and related costs of a former manufacturing site. This site is commonly known as the ITT Telecommunications site in Milan, Tennessee. The consultant initially estimated that the cost to remove and dispose of the contaminated soil would be approximately $200,000. CMC subsequently entered into a voluntary agreement to investigate the site with the Tennessee Department of

Environment and Conservation. In addition, CMC agreed to reimburse a tenant of the site $115,000 for expenditures previously incurred to investigate environmental conditions at the site. CMC recorded a total provision of $320,000 based on these estimates. In fiscal 1995, an environmental consultant estimated that the cost of a full study combined with short and long term remediation of the site may cost between $3.0 and $4.0 million. Subsequent environmental studies done in 1999 have estimated such costs as between $750,000 and $3.5 million. During CMC's fiscal 1996, the State of Tennessee's Department of Environment and Conservation named certain potentially responsible parties in relation to the former facility. CMC was not named as a potentially responsible party. However, Alcatel, Inc., a potentially responsible party named by the State of Tennessee's Department of Environment and Conversation and a former owner of CMC, sought indemnification from CMC under the purchase agreement by which CMC acquired the stock of one of the operators of the facility. To date, Alcatel has not filed any legal proceedings to enforce its indemnification claim. However, Alcatel could initiate such proceedings and other third parties could assert claims against us relating to remediation of the site. We have entered into an agreement with Alcatel pursuant to which the statute of limitations on their indemnification claim is tolled for a period of time. In the event any proceedings are initiated or any claim is made, we would defend ourselves vigorously but defense or resolution of this matter could negatively impact our financial position and results of operations.

   In connection with a fiscal 1996 staff reduction by CMC, a number of terminated employees subsequently claimed that CMC had engaged in age discrimination in their dismissal and sought damages of varying amounts. CMC defended the actual and threatened claims vigorously during fiscal 1998 incurring approximately $275,000 in legal costs over the course of the year. On August 6, 1998, a judgment was rendered in favor of one plaintiff, in the amount of $127,000 which CMC subsequently settled for $112,000. A second plaintiff's claim for $53,000 was filed and subsequently settled for $48,500. The EEOC negotiated with CMC to reach a monetary settlement for other potential claimants. Without admitting any liability, CMC entered into a Conciliation Agreement with the EEOC and agreed to pay approximately $500,000 to settle all such claims and limit future litigation costs. As a result of these events and the significant ongoing costs to defend these claims, in October 1998, CMC concluded that its interest would be best served to settle all such matters. CMC reserved $975,000 to resolve all such claims, which represented its best estimate of funds to ultimately be paid to such claimants. This charge was recorded in CMC's fiscal year ended July 31, 1998.

   From time to time, we are also subject to claims or litigation incidental to our business. We do not believe that any incidental claims or litigation will have a material adverse effect on our results of operations.

                                   MANAGEMENT

   The following table sets forth our directors and executive officers, their ages, and the positions currently held by each such person:

          Name            Age                                Position
------------------------  --- -----------------------------------------------------------------------
John A. Pino............   51 Chief Executive Officer and Chairman of the Board
Matthew G. Landa........   35 President
Jack O'Rear.............   58 Vice President of Operations and Chief Operating Officer
Jeffrey B. Lavin........   45 Vice President of Finance, Chief Financial Officer, Treasurer and Clerk
Douglass C. Greenlaw....   48 Vice President of Strategic Development
Blaise E. Scioli........   41 Vice President and General Manager of Cable Division
Edward T. Cuddy (1)(3)..   64 Director
Bruce R. Gardner           56 Director
 (2)(3).................
Frederick W. Gibbs......   67 Director
David S. Lee............   62 Director
Donald G. Polich           65 Director
 (1)(2).................

---------------------

(1)  Member of Compensation Committee

(2)  Member of Audit Committee

(3)  Member of Stock Option Committee

Executive Officers

   John A. Pino joined ACT as President and a Director in February 1988. He also became Executive Vice President of Automated Component Technologies, Inc., ACT's printed circuit board assembly predecessor, in March 1991, and President of that company in March 1992. Mr. Pino became Chairman of the Board and Chief Executive Officer of ACT in January 1993, served as President of ACT until September 1999, and served as Treasurer of ACT from January 1993 to February 1995. Prior to joining ACT, he had served as Vice President of Finance for New Balance Athletic Shoe, Inc. and Visual Technology, Inc. and as Corporate Controller for Datacon, Inc.

   Matthew G. Landa has been President since September 1999. Prior to joining ACT in July 1999, he was a director since November 1995 and President and Chief Executive Officer since October 1995 of CMC Industries, Inc. From July 1995 to October 1995, Mr. Landa was the interim Chief Executive Officer of CMC. Prior to that from January 1995 to July 1995, Mr. Landa was a consultant to Sky Line Capital Fund. From 1991 to 1994, Mr. Landa served as Chief Operating Officer and a member of the Board of Directors of Silicon Valley Technology, an electronics manufacturing services firm. From 1986 to 1989, Mr. Landa worked as a consultant at Monitor Company, a strategic management consulting firm, and in 1990 as an associate at Morgan Stanley & Co., an investment bank.

   Jack O'Rear has been Executive Vice President of Operations since September 1999. Prior to joining ACT in July 1999, he was Chief Operating Officer of CMC Industries, Inc. since August 1996 and Vice President since August 1994. Mr. O'Rear became President of the Mississippi operations of CMC in November 1994. From 1989 until joining CMC, Mr. O'Rear served as Vice President of North American Operations for AVEX Electronics, an electronics manufacturing services company.

   Jeffrey B. Lavin joined ACT as Vice President of Finance, Chief Financial Officer, Treasurer and Clerk in December 1998. Prior to joining ACT, Mr. Lavin was Corporate Controller for Wyman-Gordon Company, a publicly-traded international manufacturer of highly-engineered components, primarily for the aerospace industry, from 1994 to November 1998. Mr. Lavin also served as Senior Consultant with Siegel & Dunn, a management consulting firm providing a broad range of services, including turnaround management, from 1991 to 1994 and as Chief Financial Officer, Controller and Chief Accounting Officer with Patten Corporation, a publicly-traded retail real estate and mortgage banking company, from 1986 to 1991.

   Douglass C. Greenlaw has been the Vice President of Strategic Development since November 1998. He was Vice President of Finance and Administration and Chief Financial Officer of ACT from January 1995 until November 1998, and Treasurer and Clerk of ACT from February 1995 until December 1998. Prior to joining ACT, Mr. Greenlaw was Vice President of Finance and Administration and Chief Financial Officer at BioSepra, Inc., a developer of chemical media and process systems, from April 1994 to January 1995. He served Corporate Software Incorporated, a reseller of computer software and related services, as Vice President of Operations from July 1993 until April 1994 and as Vice President of Finance and Chief Financial Officer from April 1991 until July 1993. Prior to April 1991, Mr. Greenlaw had been with Millipore Corporation, a separations company, and since December 1984 had been the Vice President of Finance and Administration of the Waters Chromatography division.

   Blaise E. Scioli has been the Vice President and General Manager of ACT's Cable Division since April 1998 and was the Vice President of Sales and Marketing from 1991 through April 1998. He has held several management positions in ACT since joining in June 1986. Prior to joining ACT, Mr. Scioli held various sales and marketing positions for AMP, Inc., a manufacturer of electronic interconnection products, from August 1981 to June 1986.

   Our executive officers are elected by the board of directors on an annual basis and serve until their successors have been duly elected and qualified.

Directors

   Edward T. Cuddy joined ACT as a Director in April 1995. In August 1995, Mr. Cuddy retired from his position as Vice President of Manufacturing and Member of the Senior Staff at GTECH Corporation, a firm which designs, manufactures, installs and services customized computer equipment for state and local governments. In addition to serving on ACT's board, Mr. Cuddy currently serves as a director of Terascape Software, Inc., a privately-held software company which optimizes database storage and management, a director of Worldwide Interchange Network, Inc., a privately-held consulting company assisting companies wishing to manufacture in or export to Southeast Asia, and as a member of the Executive Advisory Board of The Register Company, a privately-held worldwide provider of training and consulting in the quality field.

   Bruce R. Gardner has been a director of ACT since December 1994. Mr. Gardner has been the President since November 1997 of Datawatch Corporation, a provider of personal computer software, and has been a director of Datawatch since co-founding that corporation in 1985. Since 1985, Mr. Gardner also served Datawatch as a Senior Vice President until June 1993, Executive Vice President until November 1997, and Chief Financial Officer and Treasurer from 1985 until November 1997.

   Frederick W. Gibbs has been a director since July 1999. Prior to that, he served as a director of CMC Industries, Inc. since September 1993. Mr. Gibbs has been an attorney in private practice since 1989 and a partner with Gibbs and Gregory, Attorneys at Law since 1995. From 1986 to 1988, Mr. Gibbs served as consultant with ITT. In 1988, Mr. Gibbs founded Mulberry Hill Enterprises, a consulting firm which specializes in telecommunications and electronics, business acquisition analysis and international business. From 1980 to 1986, Mr. Gibbs served as Executive Vice President of ITT and Senior Group Executive of Telecommunications and Electronics, a division of ITT. From 1965 to 1980, Mr. Gibbs served in various management positions with ITT.

   David S. Lee has been a director since July 1999. Prior to that, Mr. Lee founded CMC Industries, Inc. in July 1990 and served as its Chairman until 1993. He assumed the positions Acting President and Chief Executive Officer from May 1995 until November 1995 and was Chairman of the Board from May 1995 until July 1999. Mr. Lee is the Chairman of Cortelco Systems Holding Corp., a telecommunications company, and serves as a director of Centigram Communications Corporation, and of Linear Technology Corporation. From 1983 to 1985, he served as a Vice President of ITT Corporation and as Group Executive and Chairman of its Business Information Systems Group.

   Donald G. Polich has been an independent consultant since January 1993, following the sale by him of all of the outstanding stock of ACT and Automated Component Technologies, Inc. to Mr. Pino. Mr. Polich has served as a Director of ACT since he founded it in 1982. Mr. Polich also served as the President and Chief Executive Officer of ACT from inception until February 1988, and was President and Chief Executive Officer and a director of Automated Component Technologies, Inc. from its inception in December 1986 until March 1992.

                       PRINCIPAL AND SELLING STOCKHOLDERS

   The following table sets forth certain information known to us regarding the beneficial ownership of our common stock as of September 30, 1999 and as adjusted to reflect the sale of the shares of common stock in this offering by:

  .  each person who beneficially owns more than 5% of our common stock;

  .  each of our executive officers;

  .  each of our directors;

  .  each selling stockholder; and

  .  all executive officers and directors as a group.

   Unless otherwise indicated, to our knowledge, each stockholder possesses sole voting and investment power, or shares such power with his or her spouse, with respect to all shares listed as owned by such person. The address of each of our executive officers and directors is c/o ACT Manufacturing, Inc., 2 Cabot Road, Hudson, MA 01749.

   The number of shares beneficially owned by each stockholder is determined under rules promulgated by the Securities and Exchange Commission and assumes the underwriters do not exercise their over-allotment option. The information is not necessarily indicative of beneficial ownership for any other purpose. Under these rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting or investment power and any shares as to which the individual or entity has the right to acquire beneficial ownership within 60 days after September 30, 1999 through the exercise of any stock option, warrant or other right. The inclusion in the following table of those shares, however, does not constitute an admission that the named stockholder is a direct or indirect beneficial owner.

                                                                           Shares Beneficially
                                Shares Beneficially Owned                  Owned After Offering
                                   Prior to Offering(1)           Number           (1)           Shares
                          -------------------------------------- of Shares --------------------  Offered
  Name and Address of      Common                                 Offered                       in Over-
    Beneficial Owner        Stock   Options   Total   Percentage For Sale    Total   Percentage allotment
  -------------------     --------- ------- --------- ---------- --------- --------- ---------- ---------
John A. Pino(2).........  5,020,722     --  5,020,722    38.5%    217,500  4,803,222    30.9%     83,250
Douglas R. Ederle(3)....    867,957     --    867,957     6.7%        --         --      5.6%     50,000
 c/o Pell Rudman & Co.,
 Inc. 100 Federal Street
 Boston, MA 02110
Matthew G. Landa........     18,614 138,333   156,947     1.2%        --     156,947     1.0%     20,000
Jack O'Rear.............      5,781  40,986    46,767       *         --      46,767       *      20,000
Jeffrey B. Lavin........        --      --        --        *         --           0       *         --
Douglass C. Greenlaw....     12,718 131,200   143,918     1.1%        --     143,918       *         --
Blaise E. Scioli........        100 116,533   116,633       *         --     116,633       *      20,000
Edward T. Cuddy.........      2,000  14,000    16,000       *         --      16,000       *         --
Bruce R. Gardner........      1,000  10,666    11,666       *         --      11,666       *         --
Frederick W. Gibbs......     14,450  10,311    24,761       *         --      24,761       *         --
David S. Lee............    721,473  10,311   731,784     5.6%     32,500    699,284     4.5%     13,000
Donald G. Polich........        --   15,332    15,332       *         --      15,332       *         --
All directors and
 executive officers as a
 group (11 persons).....  5,796,858 487,672 6,284,530    46.5%    250,000  6,034,530    37.7%    156,250

---------------------
*  Less than 1% of the outstanding shares of common stock.

(1) The number of shares of common stock deemed outstanding on September 30, 1999 with respect to a person or group includes (a) 13,038,824 shares of common stock outstanding on such date and (b) all options that are currently exercisable or will become exercisable within 60 days of September 30, 1999 by the person or group in question.

(2) Includes 420,879 shares held by the 1998 John A. Pino Grantor Retained Annuity Trust dated June 15, 1998, of which Mr. Ederle is the trustee. Excludes (a) 96,166 shares held by Douglas R. Ederle, Trustee of the Pino Family Trust, a trust for the benefit of Janet M. Pino, Mr. Pino's wife, his children and his issue, (b) 175,456 shares held by Douglas R. Ederle, Trustee of the John M. Pino Trust, a trust for the benefit of John M. Pino, Mr. Pino's son, and (c) 175,456 shares held by Douglas R. Ederle, Trustee of the Melissa A. Pino Trust, a trust for the benefit of Melissa
     A. Pino, Mr. Pino's daughter.

(3) Consists of (a) 420,879 shares held by the 1998 John A. Pino Grantor Retained Annuity Trust dated June 15, 1998, of which Mr. Ederle is a trustee, (b) 96,166 shares held by Mr. Ederle as trustee of the Pino Family Trust, a trust for the benefit of Janet M. Pino, Mr. Pino's wife, his children and his issue, (c) 175,456 shares held by Mr. Ederle as trustee of the John M. Pino Trust, a trust for the benefit of John M. Pino, Mr. Pino's son, and (d) 175,456 shares held by Mr. Ederle as trustee of the Melissa A. Pino Trust, a trust for the benefit of Melissa A. Pino, Mr. Pino's daughter. Mr. Ederle disclaims beneficial ownership of all such shares.

                                  UNDERWRITING

   Under the terms and subject to the conditions contained in an underwriting
agreement dated              , 1999, we and the selling stockholders have
agreed to sell to the underwriters named below, for whom Credit Suisse First Boston Corporation, CIBC World Markets Corp., SG Cowen Securities Corporation and J.C. Bradford & Co. are acting as representatives, the following respective numbers of shares of common stock:

                                                                        Number
        Underwriters                                                   of Shares
        ------------                                                   ---------
  Credit Suisse First Boston Corporation..............................
  CIBC World Markets Corp.............................................
  SG Cowen Securities Corporation.....................................
  J.C. Bradford & Co. ................................................
                                                                       ---------
    Total............................................................. 2,750,000
                                                                       =========

   The underwriting agreement provides that the underwriters are obligated to purchase all of the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that in specific circumstances, if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering of common stock may be terminated.

   We and the selling stockholders have granted to the underwriters a 30-day option to purchase on a pro-rata basis up to 206,250 additional shares of common stock from us and 206,250 additional outstanding shares from the selling stockholders at the public offering price, less the underwriting discounts and commissions. The option may be exercised only to cover over-allotments of common stock.

   The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling
group members at that price less a concession of $    per share. The
underwriters and the selling group members may allow a discount of $    per
share on sales to other broker/dealers. After the public offering, the public offering price and concession and discount to broker/dealers may be changed by the representatives.

   The following table summarizes the compensation and estimated expenses we and the selling stockholders will pay.

                                    Per Share                       Total
                          ----------------------------- -----------------------------
                             Without          With         Without          With
                          Over-Allotment Over-Allotment Over-Allotment Over-Allotment
                          -------------- -------------- -------------- --------------
Underwriting discounts
 and commissions paid by
 us.....................       $              $              $              $
Expenses payable by us..       $              $              $              $
Underwriting discounts
 and commissions paid by
 selling stockholders...       $              $              $              $

   We, our officers and directors and the selling stockholders have agreed that we, our officers and directors and the selling stockholders will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or, in our case, file with the Securities and Exchange Commission a registration statement under the

Securities Act of 1933 relating to, any additional shares of our common stock or securities convertible into or exchangeable or exercisable for any of our common stock, or publicly disclose the intention to make any such offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston Corporation for a period of 90 days after the date of this prospectus, except under specific circumstances.

   We and the selling stockholders have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments which the underwriters may be required to make in that respect.

   The common stock is listed on the Nasdaq Stock Market's National Market under the symbol "ACTM".

   The representatives may engage in over-allotment, stabilizing transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Securities Exchange Act of 1934.

  . Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position.

  . Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

  . Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

  . Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by such syndicate member is purchased in a syndicate transaction or a syndicate covering transaction to cover syndicate short positions.

  . In "passive" market making, market makers in the common stock who are underwriters or prospective underwriters may, subject to certain limitations, make bids for or purchases of the common stock until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the common stock to be higher than it would otherwise be in the absence of these transactions. These transactions may be effected on The Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

                         NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

   The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are effected. Accordingly, any resale of the common stock in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

Representations of Purchasers

   Each purchaser of common stock in Canada who receives a purchase confirmation will be deemed to represent to us and the dealer from whom such purchase confirmation is received that (i) such purchaser is entitled under applicable provincial securities laws to purchase such common stock without the benefit of a prospectus qualified under such securities laws, (ii) where required by law, that such purchaser is purchasing as principal and not as agent, and (iii) such purchaser has reviewed the text above under "Resale Restrictions".

Rights of Action (Ontario Purchasers)

   The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by the Ontario securities law. As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

Enforcement of Legal Rights

   All of the issuer's directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgment obtained in Canadian courts against such issuer or persons outside of Canada.

Notice to British Columbia Residents

   A purchaser of common stock to whom the Securities Act (British Columbia) applies is advised that such purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any common stock acquired by such purchaser pursuant to this offering. Such report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from us. Only one such report must be filed in respect of common stock acquired on the same date and under the same prospectus exemption.

Taxation and Eligibility for Investment

   Canadian purchasers of common stock should consult their own legal and tax advisers with respect to the tax consequences of an investment in the common stock in their particular circumstances and with respect to the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

                                 LEGAL MATTERS

   The validity of the shares of common stock to be issued in this offering will be passed upon for us by Testa, Hurwitz & Thibeault, LLP, Boston, Massachusetts. Legal matters in connection with this offering will be passed upon for the underwriters by Goodwin, Procter & Hoar llp, Boston, Massachusetts.

                                    EXPERTS

   Our consolidated financial statements as of December 31, 1998 and 1997 and for each of the three years in the period ended December 31, 1998 included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing in this prospectus, and are included in reliance upon the report of such firm, given upon their authority as experts in accounting and auditing.

   CMC's consolidated financial statements as of December 31, 1998 and for the five months ended December 31, 1998 included in this prospectus have been so included in reliance upon the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of such firm as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

   We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference facilities in Washington, D.C., New York, New York, and Chicago, Illinois at the following addresses:

  .  450 Fifth Street, N.W., Washington, D.C. 20549;

  .  Seven World Trade Center, 13th Floor, New York, New York 10048; and

  . Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661.

   Please call the SEC at 1-800-SEC-0330 for further information on the public reference facilities.

   Reports, proxy statements and other information concerning ACT Manufacturing can also be inspected and copied at the offices of The Nasdaq National Market at 1735 K Street, N.W., Washington, D.C. 20006.

   The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until we and the selling stockholders sell all of the common stock.

  . Annual Report on Form 10-K for the fiscal year ended December 31, 1998 (Item 6--Selected Consolidated Financial Data, Item 7--Management's Discussion and Analysis of Financial Condition and Results of Operations, Item 7A--Quantitative and Qualitative Disclosures About Market Risk, and Item 8--Consolidated Financial Statements and Schedules are superceded in their entirety by similarly titled information included in this prospectus);

  . Current Reports on Form 8-K dated May 14, 1999, July 30, 1999 and October 22, 1999;

  . Quarterly Reports on Form 10-Q for the quarters ended March 31, 1999, June 30, 1999 and September 30, 1999; and

  . The description of ACT's capital stock set forth in our Registration Statement on Form 8-A filed on February 15, 1995.

   You may request a copy of these filings, in most cases without exhibits, at no cost by writing or telephoning us at the following address:

       ACT Manufacturing, Inc.
       2 Cabot Road
       Hudson, MA 01749
       (978) 567-4000
       Attention: Jeffrey B. Lavin

                            ACT MANUFACTURING, INC.
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Audited Annual Financial Statements:
Independent Auditors' Report.............................................   F-2

Report of Independent Accountants........................................   F-3
Consolidated Balance Sheets as of December 31, 1998 and 1997.............   F-4
Consolidated Statements of Operations for the years ended December 31,
 1998, 1997 and 1996.....................................................   F-5
Consolidated Statements of Comprehensive Income (Loss) for the years
 ended December 31, 1998, 1997 and 1996..................................   F-5
Consolidated Statements of Stockholders' Equity for the years ended
 December 31, 1998, 1997 and 1996........................................   F-6
Consolidated Statements of Cash Flows for the years ended December 31,
 1998, 1997 and 1996.....................................................   F-7
Notes to Consolidated Financial Statements...............................   F-8
Unaudited Interim Financial Statements:
Condensed Consolidated Balance Sheets as of September 30, 1999 and
 December 31, 1998.......................................................  F-25
Condensed Consolidated Statements of Operations for the nine months ended
 September 30, 1999 and 1998.............................................  F-26
Condensed Consolidated Statements of Comprehensive Income (Loss) for the
 nine months ended September 30, 1999 and 1998...........................  F-26
Condensed Consolidated Statement of Stockholders' Equity for the nine months ended
 September 30, 1999......................................................  F-27
Condensed Consolidated Statements of Cash Flows for the nine months ended
 September 30, 1999 and 1998.............................................  F-28
Notes to Condensed Consolidated Financial Statements.....................  F-29
CMC Industries, Inc. Audited Financial Statements for the Five-Month
 Period Ended December 31, 1998:
Report of Independent Accountants........................................  F-34
Consolidated Statement of Operations.....................................  F-35
Consolidated Statement of Changes in Stockholders' Equity................  F-36
Consolidated Statement of Cash Flows.....................................  F-37
Notes to Consolidated Financial Statements...............................  F-38

                          INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
ACT Manufacturing, Inc.:

   We have audited the consolidated balance sheets of ACT Manufacturing, Inc. and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of operations, comprehensive income (loss), stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1998. Our audits also included the consolidated financial statement schedule listed in the index at Item 16. These consolidated financial statements and consolidated financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and consolidated financial statement schedule based on our audits. The consolidated financial statements give retroactive effect to the merger of ACT Manufacturing, Inc. and CMC Industries, Inc., which has been accounted for as a pooling of interests as described in Note 1 to the consolidated financial statements. We did not audit the balance sheet of CMC Industries, Inc. as of July 31, 1998, or the related statements of income, stockholders' equity, and cash flows of CMC Industries, Inc. for each of the three years in the period ended July 31, 1998, which statements reflect total assets of $93,405,000 as of July 31, 1998, and total revenues of $301,955,000, $214,485,000 and $164,711,000 for the years ended July 31, 1998, 1997 and 1996, respectively. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for CMC Industries, Inc. for 1998, 1997 and 1996, is based solely on the report of such other auditors.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ACT Manufacturing, Inc. and subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. Also, in our opinion, such consolidated financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

Deloitte & Touche LLP

Boston, Massachusetts
October 15, 1999

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and
Stockholders of CMC Industries, Inc.

  In our opinion, the consolidated balance sheets and the related consolidated statements of income, of changes in stockholders' equity and of cash flows present fairly, in all material respects, the financial position of CMC Industries, Inc. and its subsidiaries (not presented separately herein) at July 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended July 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PricewaterhouseCoopers LLP
-------------------------------------
PricewaterhouseCoopers LLP

Memphis, Tennessee
August 21, 1998, except as to
Note 14, which is as of
October 9, 1998

                    ACT MANUFACTURING, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                           December 31, 1998 and 1997

                                                   1998              1997
                                             ----------------  ----------------
                                             (in thousands, except share data)
                   ASSETS
Current assets:
  Cash and cash equivalents................. $         10,670  $          9,463
  Accounts receivable trade (less allowance
   for doubtful accounts of $1,233 in 1998
   and $2,105 in 1997)......................          101,828            74,895
  Accounts and notes receivable from related
   party....................................            5,678             9,186
  Inventory.................................           65,612            69,851
  Prepaid expenses and other assets.........            4,204             2,390
  Deferred tax asset........................              880               --
  Income taxes refundable...................              --              8,417
                                             ----------------  ----------------
    Total current assets....................          188,872           174,202
Property and equipment--net.................           32,279            19,504
Notes receivable related party..............            1,400               --
Goodwill--net...............................            6,224             6,900
Investment in related party.................            5,884             5,884
Other assets--net...........................            3,635             2,083
                                             ----------------  ----------------
    Total................................... $        238,294  $        208,573
                                             ================  ================
    LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Note payable bank......................... $         18,111  $         52,998
  Current portion of long-term debt.........            1,300             1,300
  Current portion of other long-term
   liabilities..............................            1,236               870
  Accounts payable..........................           71,956            54,493
  Accrued compensation and related taxes....            3,404             3,941
  Income tax payable........................              505               --
  Deferred taxes............................              --                164
  Accrued expenses and other................            6,301             4,542
                                             ----------------  ----------------
    Total current liabilities...............          102,813           118,308
Long-term debt--Less current portion........           41,756             3,558
Deferred taxes..............................            1,173               893
Other long-term liabilities.................            1,092             1,711
Commitments and contingencies (Notes 12 and
 15)........................................              --                --
Stockholders' equity:
  Preferred stock--$.01 par value;
   authorized, 5,000,000 shares; issued and
   outstanding, none........................              --                --
  Common stock--$.01 par value; authorized,
   30,000,000 shares; issued and
   outstanding, 12,835,908 shares in 1998
   and 12,509,052 shares in 1997............              128               125
  Additional paid-in capital................           74,960            70,515
  Accumulated other comprehensive income
   (loss)...................................             (180)                4
  Retained earnings.........................           16,552            13,459
                                             ----------------  ----------------
    Total stockholders' equity..............           91,460            84,103
                                             ----------------  ----------------
    Total................................... $        238,294  $        208,573
                                             ================  ================

                See notes to consolidated financial statements.

                    ACT MANUFACTURING, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                  Years Ended December 31, 1998, 1997 and 1996

                               1998      1997      1996
                             --------  --------  --------
                             (in thousands, except per
                                    share data)
Net sales:
  Unrelated parties......... $566,048  $447,827  $352,586
  Related parties...........   26,436    31,312    38,025
                             --------  --------  --------
    Total net sales.........  592,484   479,139   390,611
                             --------  --------  --------
Cost of goods sold:
  Unrelated parties.........  532,018   425,396   316,502
  Related parties...........   24,321    28,807    34,983
                             --------  --------  --------
    Total cost of goods
     sold...................  556,339   454,203   351,485
                             --------  --------  --------

Gross profit................   36,145    24,936    39,126

Selling, general and
 administrative expenses....   27,383    24,516    18,268
Restructuring costs.........      --        --        792
                             --------  --------  --------
Operating income............    8,762       420    20,066
Other income (expense):
  Interest expense, net.....   (3,718)   (4,009)   (3,068)
  Other, net................       93       (47)      132
                             --------  --------  --------
    Total...................   (3,625)   (4,056)   (2,936)
                             --------  --------  --------
Income (loss) before
 provision for income
 taxes......................    5,137    (3,636)   17,130
Provision (benefit) for
 income taxes...............    2,044    (1,235)    6,868
                             --------  --------  --------
Net income (loss)........... $  3,093  $ (2,401) $ 10,262
                             ========  ========  ========
Basic net income (loss) per
 common share............... $   0.24  $  (0.19) $   0.86
                             ========  ========  ========
Diluted net income (loss)
 per common share........... $   0.24  $  (0.19) $   0.84
                             ========  ========  ========


Weighted average shares
 outstanding--basic.........   12,665    12,330    11,880
Weighted average shares
 outstanding--diluted.......   12,976    12,330    12,237

                    ACT MANUFACTURING, INC. AND SUBSIDIARIES

             CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
                  Years Ended December 31, 1998, 1997 and 1996

                                                        1998    1997     1996
                                                       ------  -------  -------
                                                           (in thousands)
Net income (loss)..................................... $3,093  $(2,401) $10,262
Other comprehensive income (loss):
  Foreign currency translation adjustment.............   (184)       4      --
  Minimum pension liability...........................    --       996      (63)
                                                       ------  -------  -------
Comprehensive income (loss)........................... $2,909  $(1,401) $10,199
                                                       ======  =======  =======

                See notes to consolidated financial statements.

                    ACT MANUFACTURING, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                  Years Ended December 31, 1998, 1997 and 1996

                          $.01
                          Par               Accumulated
                         Value  Additional     Other                   Total
                         Common  Paid-in   Comprehensive Retained  Stockholders'
                         Stock   Capital   Income (Loss) Earnings     Equity
                         ------ ---------- ------------- --------  -------------
                                             (in thousands)
Balance, January 1,
 1996...................  $117   $59,244       $(933)    $ 5,598      $64,026
Net income..............   --        --          --       10,262       10,262
Minimum pension
 liability..............   --        --          (63)        --           (63)
Issuance of warrants....   --         44         --          --            44
Net proceeds from sale
 of stock...............     4     3,198         --          --         3,202
Income tax benefit from
 employees'
 exercise of stock
 options................   --        763         --          --           763
                          ----   -------       -----     -------      -------
Balance, December 31,
 1996...................   121    63,249        (996)     15,860       78,234
Net loss................   --        --          --       (2,401)      (2,401)
Minimum pension
 liability..............   --        --          996         --           996
Exercise of warrants....   --      1,267         --          --         1,267
Net proceeds from sale
 of stock...............     2       376         --          --           378
Issuance of stock for
 acquisition............     2     5,248         --          --         5,250
Cumulative foreign
 currency translation
 adjustments............   --        --            4         --             4
Income tax benefit from
 employees'
 exercise of stock
 options................   --        375         --          --           375
                          ----   -------       -----     -------      -------
Balance, December 31,
 1997...................   125    70,515           4      13,459       84,103
Net income..............   --        --          --        3,093        3,093
Net proceeds from sale
 of stock...............     3     4,567         --          --         4,570
Cumulative foreign
 currency translation
 adjustments............   --        --         (184)        --          (184)
Cancellation of common
 stock from
 acquisition escrow.....   --       (122)        --          --          (122)
                          ----   -------       -----     -------      -------
Balance, December 31,
 1998...................  $128   $74,960       $(180)    $16,552      $91,460
                          ====   =======       =====     =======      =======


                See notes to consolidated financial statements.

                    ACT MANUFACTURING, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                  Years Ended December 31, 1998, 1997 and 1996

                                                    1998      1997      1996
                                                  --------  --------  --------
                                                        (in thousands)
Cash flows from operating activities:
  Net income (loss).............................. $  3,093  $ (2,401) $ 10,262
  Adjustment to reconcile net income (loss) to
   net cash provided by
   (used for) operating activities:
    Depreciation and amortization................    4,884     3,587     2,864
    Deferred income taxes........................     (764)    1,387    (1,700)
    Provision for doubtful accounts..............    1,945     1,805        20
    Loss on disposal of fixed assets.............      132       --         10
    Increase (decrease) in cash from:
      Accounts receivable--trade.................  (26,771)  (16,932)  (22,823)
      Inventory..................................    4,239     7,684   (18,819)
      Prepaid expenses and other assets..........   (2,632)   (2,415)    1,124
      Accounts payable...........................   17,463    10,743     7,912
      Accrued compensation and related taxes.....     (194)      130       693
      Income tax refundable (payable)............    8,922    (9,977)    2,049
      Accrued expenses and other.................    1,372       980     1,554
                                                  --------  --------  --------
        Net cash provided by (used for) operating
         activities..............................   11,689    (5,409)  (16,854)
                                                  --------  --------  --------
Cash flows from investing activities:
  Acquisition of property and equipment..........  (17,450)   (4,820)   (8,695)
  (Increase) decrease in other noncurrent
   assets........................................     (632)     (153)       98
  Proceeds from the sale of property and
   equipment.....................................      111       --        126
  Acquisitions, net of cash acquired.............      --     (2,388)      --
                                                  --------  --------  --------
        Net cash used for investing activities...  (17,971)   (7,361)   (8,471)
                                                  --------  --------  --------
Cash flows from financing activities:
  Borrowings under line-of-credit agreements,
   net...........................................    4,612    15,712    22,977
  Proceeds from long-term debt...................      --        --      1,596
  Principal payments on long-term debt...........   (1,300)   (1,300)   (1,347)
  Repayments of other long-term liabilities......     (692)   (2,337)     (302)
  Receipt of deferred revenue....................      483       --        --
  Net proceeds from sale of stock................    4,570     2,085     3,246
                                                  --------  --------  --------
        Net cash provided by financing
         activities..............................    7,673    14,160    26,170
                                                  --------  --------  --------
Effect of exchange rate changes on cash and
 equivalents.....................................     (184)       42       --
                                                  --------  --------  --------
Net increase in cash and cash equivalents........    1,207     1,432       845
Cash and cash equivalents, beginning of year.....    9,463     8,031     7,186
                                                  --------  --------  --------
Cash and cash equivalents, end of year........... $ 10,670  $  9,463  $  8,031
                                                  ========  ========  ========

                See notes to consolidated financial statements.

                    ACT MANUFACTURING, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Nature of Business and Summary of Significant Accounting Policies

   Nature of Business--ACT Manufacturing, Inc. and Subsidiaries (the "Company" or "ACT") provide value-added electronics manufacturing services for original equipment manufacturers in the networking and telecommunications, computer, industrial and medical equipment markets. The Company provides original equipment manufacturers with complex printed circuit board assembly primarily utilizing advanced surface mount technology, electro-mechanical subassembly, total system assembly and integration, and mechanical and molded cable and harness assembly.

   Principles of Consolidation and Basis of Presentation--The consolidated financial statements include the accounts of ACT Manufacturing, Inc. and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated. On July 29, 1999 the Company completed a merger with CMC Industries, Inc. ("CMC") in which CMC became a wholly owned subsidiary of ACT Manufacturing, Inc. The merger has been accounted for as a pooling of interests, and accordingly, the Company's consolidated financial statements for prior periods have been restated to include the operating results, financial position and cash flows of CMC at the beginning of the earliest period presented. In connection with the pooling, ACT issued 0.5 of a share of ACT common stock for each outstanding share of CMC common stock. A total of 3.9 million shares of ACT common stock were issued in connection with the merger, and approximately 0.9 million shares of ACT common stock were reserved for the conversion of CMC's outstanding stock options. Approximately $5,601,000 in merger-related costs were charged to operations in the quarter ended September 30, 1999.

   ACT prepares its financial statements on the basis of a fiscal year ending December 31, and CMC prepared its financial statements on the basis of a fiscal year ending July 31. The consolidated statements of operations and cash flows for the years ended December 31, 1998, 1997 and 1996 (herein referred to as "Fiscal" 1998, 1997 and 1996) reflect the results of operations and cash flows for ACT for the years then ended combined with CMC for the years ended July 31, 1998, 1997 and 1996, respectively. The consolidated balance sheets as of December 31, 1998 and 1997 reflect the financial position of ACT as of those dates combined with the financial position of CMC as of July 31, 1998 and 1997, respectively. As a result of ACT and CMC having different fiscal years, CMC's results of operations for the five-month period from August 1, 1998 through December 31, 1998 are reported below. The financial statements have been adjusted to reflect the conforming of CMC's accounting policy with that of ACT's by expensing previously capitalized preoperating and start-up costs associated with CMC's Mexican manufacturing facility. This adjustment also gives effect to the tax deductibility of these expenses.

   As a result of ACT and CMC having different fiscal years, CMC's condensed consolidated results of operations for the five-month period from August 1, 1998 through December 31, 1998 are reported separately, as follows:

      Condensed Consolidated Statement of Operations Data (in
       thousands):
      Net sales.................................................... $122,423
      Cost of sales................................................  119,733
                                                                    --------
      Gross profit.................................................    2,690
      Selling, general and administrative expenses.................    5,409
                                                                    --------
      Loss from operations.........................................   (2,719)
      Interest expense.............................................      691
                                                                    --------
      Loss before taxes............................................   (3,410)
      Income tax benefit...........................................   (1,279)
                                                                    --------
      Net loss..................................................... $ (2,131)
                                                                    ========

                    ACT MANUFACTURING, INC. AND SUBSIDIARIES

This condensed consolidated statement of operations data of CMC for the period August 1, 1998 through December 31, 1998 does not reflect any adjustment to conform CMC's accounting policy with that of ACT's of expensing previously capitalized preoperating and start-up costs associated with CMC's Mexican manufacturing facility. The effect of such adjustment would be to reduce cost of goods sold by $100,000 and reduce net loss by $60,000.

   Translation of Foreign Currency--The Company translates financial statements denominated in foreign currency by translating balance sheet accounts at the end of period exchange rate and statement of operations accounts at the average exchange rate for the period. Where the local currency is the functional currency, translation gains and losses are recorded as a separate component of stockholders' equity in accumulated other comprehensive income (loss) and transaction gains and losses are reflected in other income (loss) in determining net income. Where the U. S. dollar is the functional currency, all foreign currency gains and losses are included in determining net income.

   Use of Estimates--The preparation of the Company's consolidated financial statements in conformity with generally accepted accounting principles necessarily requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet dates. Estimates include such items as reserves for accounts receivable and inventory, useful lives of other assets, goodwill, property and equipment, and accrued liabilities. Actual results could differ from those estimates.

   Fair Value of Financial Instruments--Statement of Financial Accounting Standards ("SFAS") No. 107, "Disclosures About Fair Value of Financial Instruments," requires disclosure of the fair value of certain financial instruments. The carrying amounts of cash, cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value because of their short-term nature. The Company's bank debt, because it carries a variable interest rate, is stated at its approximate fair market value.

   Derivatives--The Company has entered into an interest rate swap that qualifies as a matched swap that is linked by designation with a balance sheet liability and has opposite interest rate characteristics of such balance sheet item. Matched interest rate swaps qualify for settlement accounting. Under settlement accounting, periodic net cash settlements under the swap agreement are recognized in income on an accrual basis. These settlements are offset against interest expense in the consolidated statements of operations.

   Revenue Recognition--Revenue is recognized upon shipment of the product.

   Cash and Cash Equivalents--The Company considers all highly liquid debt instruments purchased with original maturities of three months or less to be cash equivalents.

   Inventory--Inventory is stated at the lower of cost or market. Cost has been determined using the first-in, first-out ("FIFO") method for approximately 69% and 67% of the inventories as of the end of Fiscal 1998 and 1997, respectively. Cost has been determined using the last-in, first-out ("LIFO") method for approximately 31% and 33% of the inventories as of the end of Fiscal 1998 and 1997, respectively.

   Property and Equipment--Purchased property and equipment is recorded at cost. Capital lease property and equipment is recorded at the lesser of cost or the present value of the minimum lease payments required. Depreciation and amortization is provided using the straight-line method over the estimated useful lives of the related assets (three to thirty years) and over the terms of the related leases (five years).

   Goodwill--Goodwill is being amortized on a straight-line basis over a period of fifteen to twenty years.

   Investment in Related Party--The carrying amount of the investment in preferred stock of a related party is based upon the present value of expected cash flows. See Note 11.

                    ACT MANUFACTURING, INC. AND SUBSIDIARIES

   Other Assets--Other assets include cash surrender value of officer's life insurance, prepaid pension expense and noncompete agreements. The noncompete agreements are being amortized over three to ten years.

   Warranty--The Company generally warrants that its hardware assemblies will be free from defects in workmanship for 12 months and passes on to the customer any warranties provided by component manufacturers and material suppliers to the extent permitted. Warranty costs have not been material to date.

   Income Taxes--The Company accounts for income taxes under SFAS No. 109, "Accounting for Income Taxes." This Statement requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the Company's consolidated financial statements or tax returns. Deferred tax liabilities and assets are determined based on the difference between the financial statement carrying amounts and tax bases of existing assets and liabilities, using enacted tax rates in effect in the years in which the differences are expected to reverse.

   Stock Based Compensation--As permitted by SFAS No. 123, "Accounting for Stock-Based Compensation," the Company accounts for stock option grants using the intrinsic value method in accordance with Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees."

   Net Income (Loss) Per Common Share--Basic net income per common share is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted net income per common share reflects the potential dilution if common equivalent shares outstanding (common stock options and warrants) were exercised or converted into common stock unless the effects of such equivalent shares were antidilutive.

   A reconciliation of net income (loss) per common share and the weighted average shares used in the earnings per share ("EPS") calculation for the Fiscal years indicated is as follows (in thousands except per share amount):

                                              Net Income                 Per
                                                (Loss)       Shares     Share
                                              (Numerator) (Denominator) Amount
                                              ----------- ------------- ------
      1998
      Basic..................................   $ 3,093      12,666     $ 0.24
                                                =======
      Effect of stock options................                   310        --
                                                             ------     ------
      Diluted................................   $ 3,093      12,976     $ 0.24
                                                =======      ======     ======
      1997
      Basic..................................   $(2,401)     12,330     $(0.19)
                                                =======
      Effect of stock options................                   --         --
                                                             ------     ------
      Diluted................................   $(2,401)     12,330     $(0.19)
                                                =======      ======     ======
      1996
      Basic..................................   $10,262      11,880     $ 0.86
                                                =======
      Effect of stock options................                   357      (0.02)
                                                             ------     ------
      Diluted................................   $10,262      12,237     $ 0.84
                                                =======      ======     ======

   Options and warrants to purchase 757,296, 1,328,774 and 85,732 shares of common stock were outstanding during Fiscal 1998, 1997 and 1996, respectively, but were not included in the computation of diluted EPS because of either the net loss in Fiscal 1997 or because the options' exercise prices were greater than the average market prices of the common stock and, therefore, their effect would be antidilutive.

                    ACT MANUFACTURING, INC. AND SUBSIDIARIES

   Supplemental Cash Flow Information--Selected cash payments and noncash activities for the Fiscal years indicated were as follows (in thousands):

                                                         1998     1997   1996
                                                        -------  ------ ------
      Cash paid for interest........................... $ 3,887  $3,795 $3,143
      Cash paid for (refunded from) income taxes.......  (7,686)  7,729  6,201
      Noncash investing and financing activities:
        Assets acquired in exchange for common stock...     --    5,250    --
        Reduction of goodwill upon cancellation of
         common stock from acquisition escrow..........     122     --     --
        Receipt of stock as payment on account.........     --      441    --

   Impairment of Long-Lived Assets--At each balance sheet date, the Company assesses whether there has been an impairment in the value of long-lived assets by determining whether projected undiscounted cash flows generated by the applicable asset exceeds its net book value as of the assessment date. At the end of Fiscal 1998 and 1997, subject to changes in circumstances, there were no impairments of the Company's assets.

   Comprehensive Income--The Company adopted SFAS No. 130, "Reporting Comprehensive Income" in Fiscal 1998. SFAS No. 130 requires the reporting of comprehensive income, which in the case of the Company, is the combination of reported net income and the change in the cumulative translation adjustment, which is a component of stockholders' equity.

   Segments--In Fiscal 1998 the Company adopted provisions of SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." The standard requires the reporting of certain information about operating segments including the basis for the presentation and segment profit or loss. The Company operates as a single segment within the electronics manufacturing services industry. The disclosures relating to this segment are included in
Note 10.

   Reclassifications--Certain reclassifications have been made to the 1997 consolidated financial statements to conform with 1998 presentation.

   Recently Issued Financial Accounting Standard--In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," amended in June 1999 and effective for fiscal years beginning after June 15, 2000. The new standard requires that all companies record derivatives on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. Management is currently assessing the impact of SFAS No. 133 on the consolidated financial statements of the Company. The Company will adopt this accounting standard on January 1, 2001, as required.

2. Acquisitions

   Effective June 9, 1997, the Company acquired substantially all of the assets and liabilities of Electronics Systems International ("ESI") located in Georgia. ESI is an electronics manufacturing services provider to customers throughout the southeastern United States. Under the terms of the purchase agreement, the Company acquired assets and liabilities of ESI in exchange for 190,546 shares of the Company's common stock plus acquisition costs. In 1998 the Company cancelled 4,446 shares previously issued and held in escrow. The per share market value of the Company's common stock on the date of the purchase was $27.50.

                    ACT MANUFACTURING, INC. AND SUBSIDIARIES

   Effective June 10, 1997, the Company acquired substantially all of the outstanding stock of Advanced Component Technologies Limited (formerly SignMax Limited), a cable and harness manufacturing company based in Dublin, Ireland. Under the terms of the purchase agreement, approximately 82% of the outstanding common shares of Advanced Component Technologies Limited (formerly SignMax Limited) were acquired for cash of $1,000,000 plus acquisition costs.
   Effective June 27, 1997, the Company acquired all of the outstanding stock of SignMax America, LLC, which owned the remaining 18% of Advanced Component Technologies Limited (formerly SignMax Limited). Under the terms of the purchase agreement, 100% of the outstanding common shares were acquired for cash of $460,000 and the assumption of $575,000 in notes payable.

   The ESI and SignMax transactions were accounted for as purchases in accordance with APB Opinion No. 16, "Business Combinations" as follows (in thousands):

      Details of Acquisitions:
      Cash paid, net of cash acquired.................................. $ 1,455
      Acquisition expenses.............................................     939
                                                                        -------
        Total cash paid................................................   2,394
      Common stock issued..............................................   5,250
                                                                        -------
        Total cash paid and common stock issued........................   7,644
      Liabilities assumed..............................................   4,334
                                                                        -------
        Total purchase price of acquisitions...........................  11,978
      Fair value of assets acquired....................................   5,609
                                                                        -------
        Excess of purchase price over net assets....................... $ 6,369
                                                                        =======

   The Company attributes the goodwill to the expected ability to expand sales in these new geographic markets, utilizing the acquired existing business infrastructure and geographic market presence as a basis for expansion. Accumulated amortization on these acquisitions amounted to approximately $640,000 and $239,000 at the end of Fiscal 1998 and Fiscal 1997, respectively. The operating results of the acquired businesses from the dates of purchase are included in the Company's Consolidated Statement of Operations for Fiscal 1997. The Consolidated Statement of Operations for Fiscal 1998 includes a full year of operations of the acquired businesses. Pro forma information has not been provided, as the operations of the acquired businesses were not material to the consolidated results of operations or financial position of the Company in Fiscal 1997 and Fiscal 1996.

3. Inventory

   Inventory consisted of the following at Fiscal year-end (in thousands):

                                                                  1998    1997
                                                                 ------- -------
      Raw materials............................................. $50,354 $54,109
      Work in process...........................................  12,511  14,244
      Finished goods............................................   2,747   1,498
                                                                 ------- -------
          Total................................................. $65,612 $69,851
                                                                 ======= =======

   The carrying value of inventories approximates replacement cost.

                    ACT MANUFACTURING, INC. AND SUBSIDIARIES

4. Property and Equipment

   Property and equipment consisted of the following at Fiscal year-end (in thousands):

                                                               1998      1997
                                                             --------  --------
      Land.................................................. $    798  $    --
      Building..............................................    4,622       --
      Leasehold improvements................................    7,618     3,353
      Manufacturing equipment...............................   24,618    22,631
      Office furniture and equipment........................    7,856     4,932
      Vehicles..............................................      144       144
      Construction-in-progress..............................    2,838     1,116
                                                             --------  --------
          Total property and equipment......................   48,494    32,176
      Less accumulated depreciation and amortization........  (16,215)  (12,672)
                                                             --------  --------
          Property and equipment--net....................... $ 32,279  $ 19,504
                                                             ========  ========

   Included in property and equipment is a manufacturing facility and certain equipment held under capital leases with a net carrying value of $1,615,950 and $2,016,638 at the end of Fiscal 1998 and 1997, respectively.

   The Company has capitalized interest in the amount of $171,000 at the end of Fiscal 1998 related to the construction-in-progress.

5. Indebtedness

   On July 29, 1999, the Company executed an Amended and Restated Credit Agreement for a new $107.0 million Senior Secured Credit Facility ("Credit Facility") with a group of banks ("Banks") led by The Chase Manhattan Bank as agent ("Agent"), to replace the Company's existing credit facilities. This new Credit Facility provides for a $7.0 million five-year Term Loan ("Term Loan") and a $100.0 million five-year Line of Credit ("Revolving Credit Facility"), both of which are secured by substantially all of the assets of the Company. The Term Loan shall amortize at a rate of $1.0 million per year for the first year and $1.5 million per year for years two through five. The Revolving Credit Facility provides for borrowings up to an aggregate amount of $100.0 million, limited to a certain percentage of qualified accounts receivable and qualified inventory. Interest is payable monthly. For the Term Loan, the Company may choose an interest rate of either (i) 2.5% above the prevailing London Interbank Offering rate ("LIBOR"), or (ii) 0.5% above the prime rate as announced by the Agent. For the Revolving Credit Facility, the Company may choose an interest rate of either (i) 2.25% above the prevailing LIBOR rate, or
(ii) 0.25% above the prime rate. In addition to certain other prohibited actions, the Credit Facility limits capital expenditures by the Company and prohibits the payment of cash dividends on the Company's common stock. The Credit Facility requires the Company to maintain certain minimum fixed charge coverage ratios and maximum leverage ratios. Outstanding borrowings under the Credit Facility are secured primarily by the Company's accounts receivable, inventories, machinery and equipment.

   Previously, the Company had a total credit facility at the end of Fiscal 1998 of $90.0 million including a $55.0 million Senior Secured Credit Facility ("Senior Credit Facility") with a financial institution and a $35.0 million Loan and Security Agreement with another financial institution.

   The Company executed the $55.0 million Senior Credit Facility in Fiscal 1998 to replace the $50.0 million loan and security agreement then outstanding. This Senior Credit Facility provided for borrowings up to an aggregate amount of $55.0 million, limited to a certain percentage of qualified accounts receivable and inventory, of which $39,498,000 was utilized at the end of Fiscal 1998. Interest was payable monthly and the

                    ACT MANUFACTURING, INC. AND SUBSIDIARIES

Senior Credit Facility was due to mature in 2001. At the end of Fiscal 1998 the interest rate on the Senior Credit Facility was 8.0%.

   The Company entered into a $17.0 million interest rate swap agreement in Fiscal 1998 simultaneous with the execution of the Senior Credit Facility. The swap agreement provides for payments by the Company at a fixed rate of interest of 6.76% and matures on October 19, 2001. The fair value of the interest rate swap at end of Fiscal 1998 was approximately $(770,000) since the fixed rate of interest of 6.76% was higher than the floating rate.

   The $35.0 million Loan and Security Agreement included a revolving credit facility totaling $25.0 million. The Company had $18,111,000 and $12,792,000 outstanding at weighted average interest rates of 8.0% and 8.6% at the end of Fiscal 1998 and 1997, respectively. It also included a $6.0 million term loan payable in 55 monthly installments of $108,333 and a final installment of $91,667, commencing October 1, 1996. At the end of Fiscal 1998, the Company had $3,558,000 outstanding at an average interest rate of 7.74%. At the end of Fiscal 1997, the Company had $4,858,000 outstanding at an average interest rate of 8.43%.

   At the end of Fiscal 1998, the Company was not in compliance with the capital expenditure covenant of its Senior Credit Facility. The Company received a waiver from the bank relating to this covenant.

   The Company was in default as of the end of Fiscal 1997 with certain financial covenants under its former loan and security agreement. The Company's banks waived compliance with such covenants as of the end of Fiscal 1997. Due to the nature of the financial covenants, the Company reclassified all its long-term bank debt under the former loan and security agreement of $40,206,000 to a current liability at the end of Fiscal 1997.

   The aggregate annual maturities of long-term debt, under the previous facilities, at the end of Fiscal 1998 are as follows (in thousands):

      1999.............................................................. $ 1,300
      2000..............................................................   1,300
      2001..............................................................  40,456

6. Other Long-Term Liabilities

   Other long-term liabilities consisted of the following at Fiscal year-end (in thousands):

                                                                   1998   1997
                                                                  ------ ------
      Noncompete covenant........................................ $  303 $  350
      Deferred revenue...........................................    483    --
      Capital leases.............................................  1,437  2,082
      Other noncurrent liabilities...............................    105    149
                                                                  ------ ------
        Total....................................................  2,328  2,581
      Less current portion.......................................  1,236    870
                                                                  ------ ------
        Other long-term liabilities.............................. $1,092 $1,711
                                                                  ====== ======

   Noncompete Covenant--In 1993, the Company entered into an agreement with its former sole stockholder, which provides for monthly payments over a ten-year period, in return for a promise not to compete. The liability is recorded at the present value of the required future payments at an interest rate of 8%.

                    ACT MANUFACTURING, INC. AND SUBSIDIARIES

   Deferred Revenue--The Company received a $483,340 grant in Fiscal 1998 under an agreement with the Ireland Industrial Development Agency. The $483,340 payment has been recorded as deferred revenue at the end of Fiscal 1998 since the Company will be required to return the grant if certain conditions such as employment levels are not met by December 31, 2002.

   Facility and Equipment Leases--The Company leases a manufacturing facility and certain equipment and computer software used in its manufacturing operations under capital lease agreements that expire through 2003.

   Other long-term liabilities at the end of Fiscal 1998 are due as follows (in thousands):

                                        Noncompete Capital Deferred
                                         Covenant  Leases  Revenue  Other Total
                                        ---------- ------- -------- ----- ------
      1999............................     $ 80    $1,215    $--    $--   $1,295
      2000............................       86       177     --     105     368
      2001............................       92        90     --     --      182
      2002............................      100        19     483    --      602
      2003............................      --         12     --     --       12
                                           ----    ------    ----   ----  ------
       Total..........................      358     1,513     483    105   2,459
      Less amount representing
       interest.......................       55        76     --      --     131
                                           ----    ------    ----   ----  ------
      Present value of minimum
       payments.......................      303     1,437     483    105   2,328
      Less current portion............       57     1,179     --     --    1,236
                                           ----    ------    ----   ----  ------
       Other long-term liabilities....     $246    $  258    $483   $105  $1,092
                                           ====    ======    ====   ====  ======

   The capital lease payments due in 1999 include balloon payments related to two equipment leases. The Company has the option to renew the leases for an additional year with payments totaling $43,000 per month. The Company intends to exercise the renewal option.

7. Income Taxes

   The provisions (benefits) for income taxes for the Fiscal years indicated are as follows (in thousands):

                                                        1998    1997     1996
                                                       ------  -------  -------
      Current taxes:
        Federal....................................... $2,221  $(2,619) $ 6,532
        State.........................................    586       (3)   2,036
                                                       ------  -------  -------
                                                        2,807   (2,622)   8,568
      Deferred taxes..................................   (763)   1,387   (1,700)
                                                       ------  -------  -------
          Total....................................... $2,044  $(1,235) $ 6,868
                                                       ======  =======  =======

                   ACT MANUFACTURING, INC. AND SUBSIDIARIES

   Deferred income tax assets (liabilities) are attributable to the following at the Fiscal year-end (in thousands):

                                                               1998     1997
                                                              -------  -------
      Accounts receivable.................................... $   460  $   800
      Inventory..............................................  (2,239)  (2,404)
      Depreciation...........................................  (2,231)  (1,866)
      Accrued liabilities....................................   1,568    1,039
      State operating loss and credits.......................     367      387
      Minimum tax credit.....................................     594      594
      Other..................................................   1,188      393
                                                              -------  -------
        Net deferred tax liability........................... $  (293) $(1,057)
                                                              =======  =======

   The net deferred tax liability is classified as follows at the end of the Fiscal years indicated (in thousands):

                                                               1998     1997
                                                              -------  -------
      Current asset (liability).............................. $   880  $  (164)
      Noncurrent liability...................................  (1,173)    (893)
                                                              -------  -------
        Net deferred tax liability........................... $  (293) $(1,057)
                                                              =======  =======

   No valuation allowance is required as the deferred tax assets are expected to be fully realized.

   A reconciliation of the expected tax rate at the U.S. statutory rate to the effective tax rate for the Fiscal years indicated is as follows:

                                                               1998  1997   1996
                                                               ----  ----   ----
      Federal statutory rate..................................  34%  (34)%   34%
      State income taxes, net of federal benefit..............   6    (6)     7
      Adjustments to prior year tax liability.................   1   --     --
      Other...................................................  (1)    6     (1)
                                                               ---   ---    ---
        Effective rate........................................  40%  (34)%   40%
                                                               ===   ===    ===

   For state income tax purposes, the Company has approximately $12,299,000 million of net operating loss carryforwards. The carryforwards expire between 2002 and 2012 and are subject to limitations on use based on tax jurisdictions and changes in ownership. A deferred tax asset of $367,000 and $387,000 for Fiscal 1998 and Fiscal 1997, respectively, has been recorded to reflect the net future benefit of these net operating loss carryforwards. The 1997 tax benefit was provided at 34% primarily due to the effects of nondeductible expenses and the differences in pre-tax income earned in the various jurisdictions in which we do business.

8. Capital Stock

 Stock Option Plans

   The Company has a 1995 Stock Plan, which provides for the grant of incentive and nonqualified stock options to purchase up to an aggregate of 1,250,000 shares. The Company has a 1995 Non-Employee Director Stock Option Plan that provides for the grant of options to purchase a maximum of 100,000 shares to nonemployee directors of the Company. The Company also has a 1993 Incentive Stock Option Plan under which options for up to 690,664 shares of common stock may be granted at an exercise price not less than fair market value at the date of grant.

                    ACT MANUFACTURING, INC. AND SUBSIDIARIES

CMC's 1990 Equity Incentive Plan provides for the granting of options to purchase a maximum of 950,052 shares. Stock option activity for the Fiscal years indicated was as follows:

                                                               Weighted Average
                                                    Number of  Exercise  Fair
                                                     Options    Price    Value
                                                    ---------  -------- -------
     Outstanding at Beginning of Fiscal 1996.......   718,415   $ 6.09
       Granted.....................................   441,250    10.78   $5.74
       Exercised...................................  (168,420)    3.50
       Forfeited...................................  (181,237)   10.56
                                                    ---------   ------
     Outstanding at End of Fiscal 1996.............   810,008     8.18
       Granted.....................................   772,750    22.97   13.42
       Exercised...................................   (85,435)    9.57
       Forfeited...................................  (168,551)   20.31
                                                    ---------   ------
     Outstanding at End of Fiscal 1997............. 1,328,772    15.06
       Granted..................................... 1,246,750    12.92    6.95
       Exercised...................................   (42,290)    8.08
       Forfeited...................................  (571,578)   23.67
                                                    ---------   ------
     Outstanding at End of Fiscal 1998............. 1,961,654   $11.38
                                                    =========   ======

                       Options Outstanding                 Options Exercisable
                  -----------------------------------    -----------------------------
                                       Weighted          Weighted
     Number        Range of            Average           Average          Number
       of          Exercise         Remaining Life       Exercise        Currently
     Options         Price            (In Years)          Price         Exercisable
     -------      -----------       --------------       --------       -----------
      50,267        0.48-0.84              3              $ 0.60           50,267
      67,932        3.70-5.00              4                3.90           56,749
     602,945        5.45-8.00              7                7.34          272,550
     367,693       8.75-12.25              7               11.33          115,984
     857,452      13.64-20.38              8               15.04          155,549
      15,365      21.00-27.13              9               23.40            3,064

   The options generally vest over three to five-year periods.

   The Company has reserved shares for future grants of common stock for issuance pursuant to the 1993 Incentive Stock Option Plan, 1995 Non-Employee Director Stock Option Plan, the 1995 Stock Plan and the 1990 Equity Incentive Plan for 450,800, 62,000, 286,300 and 229,960 shares, respectively.

   In January 1998 the Board of Directors approved a vote to reprice 516,500 employee stock options. The options were originally issued between March 1997 through October 1997 and had original grant prices ranging between $14.44 and $39.25. The grant price for these options was lowered to $13.94, which reflects the market value of the stock as of the reprice date. The repriced options continue to vest according to the original grant date. No compensation expense was required to be recorded in the consolidated statements of operations.

   As described in Note 1, the Company uses the intrinsic value method to measure compensation expense associated with grants of stock options to employees. Had the Company used the fair value method to measure compensation for grants made after Fiscal 1994, (including the repricing described above) pro forma net income and net income per share for fiscal years indicated would have been as follows (in thousands, except per share data):

                                                         1998    1997     1996
                                                        ------  -------  ------
      Net income (loss)................................ $ (966) $(5,432) $9,235
                                                        ======  =======  ======
      Diluted earnings (loss) per common share......... $(0.07) $ (0.43) $ 0.75
                                                        ======  =======  ======

                    ACT MANUFACTURING, INC. AND SUBSIDIARIES

   The fair value of options on their grant date was measured using the Black/Scholes option-pricing model. Key assumptions used to apply this pricing model for the fiscal years indicated are as follows:

                                                1998       1997       1996
                                              ---------  ---------  ---------
      Risk-free interest rate................       5.5%       6.0%       6.4%
      Expected life of option grants......... 3-5 years  3-5 years  3-5 years
      Expected volatility of underlying
       stock.................................       102%        82%        63%

   It should be noted that the option-pricing model used was designed to value readily tradable stock options with relatively short lives. The options granted to employees are not tradable and have contractual lives of up to ten years. However, management believes that the assumptions used to value the options and the model applied yield a reasonable estimate of the fair value of the grants made under the circumstances.

 Private Placement

   In 1998, CMC issued 250,000 shares of stock to two members of the board of directors in a private placement. Proceeds from the issuance totaled $3,620,000. The purchase price equaled the fair market value of the stock issued.

 Capitalization

   On May 16, 1996, CMC issued 218,018 shares of common stock with detachable warrants that entitle the holders to purchase 84,481 shares of common stock at a price of $15.00 per share. The total proceeds for the shares and warrants issued were $2,464,000 and $44,000, respectively. Due to the Company meeting specified levels of financial performance, the warrants were called during Fiscal 1997. Total proceeds from the exercise of the warrants were $1,267,000.

 Stock Purchase Plan

   On November 15, 1996, CMC's stockholders approved the Employee Stock Purchase Plan ("ESPP"). The ESPP allows eligible employees the right to purchase common stock on a semi-annual basis at the lower of 85% of the market price at the beginning or end of each offering period. As of the end of Fiscal 1998, there were 241,598 shares of common stock reserved for the ESPP. During Fiscal 1998, employees purchased 39,012 shares under the ESPP. As of the end of Fiscal 1998, a liability of $302,408 has been recorded for ESPP withholdings not yet applied towards the purchase of common stock.

9. Employee Benefit Plans

 Savings Plans

   During Fiscal 1994, the Company adopted a savings plan for its employees pursuant to Section 401(k) of the Internal Revenue Code. Substantially all employees are eligible to participate, and the plan allows a deferral ranging from a minimum 1% to the maximum percentage of compensation permitted by law. Company contributions to the plan are at the discretion of the Board of Directors. Contributions to the Plan were $0, $50,000 and $0, in Fiscal 1998, 1997 and 1996, respectively.

   CMC had a profit-sharing savings plan (the "Savings Plan") for employees of CMC. Under the terms of the Savings Plan, employees may contribute from 2% to 16% of compensation and an additional elective amount. Effective June 30, 1994, the Company terminated matching employee contributions. The

                    ACT MANUFACTURING, INC. AND SUBSIDIARIES

Company may also elect to make an additional discretionary profit-sharing contribution. Effective January 1, 1996, the Savings plan eligibility requirements were amended to include all full-time employees with one hour of service. The Company recorded no contributions for fiscal 1998, 1997 and 1996.

 Medical Care and Disability Benefit Plans

   The Company is self-insured with respect to certain medical care and disability benefit plans for a percentage of its employees. The costs for such plans are charged against earnings in the period incurred. The liability for healthcare claims was $661,000 and $593,000 at the end of Fiscal 1998 and 1997, respectively, and the related expense incurred was $4,265,000, $4,897,000 and $3,878,000 for Fiscal 1998, 1997 and 1996, respectively. The Company does not provide benefits under these plans to retired employees.

 Retirement Benefits

   CMC maintains a defined benefit pension plan (the "Pension Plan") which covers certain hourly employees at one plant. Retirement benefits under the Pension Plan are based on an employee's length of service and a benefit formula based on year of hire. The benefit formula does not include a provision for increases in further compensation levels. Contributions to the Pension Plan are primarily based on the projected unit actuarial cost method. The Pension Plan's assets consist principally of short-term U.S. government instruments and pooled fixed income, debt and equity investment funds with a financial institution. Effective June 1, 1994, the Company terminated the future service payments for employees.

   The following table sets forth changes in the projected benefit obligation and changes in the fair value of Plan assets at Fiscal year-end (in thousands):

                                                                    July 31
                                                                 --------------
                                                                  1998    1997
                                                                 ------  ------
Change in projected benefit obligation:
Benefit obligation at beginning of year......................... $7,238  $7,442
Service cost....................................................    --      --
Interest cost...................................................    612     582
Benefits paid...................................................   (678)   (555)
Loss due to census changes......................................    540     --
Revaluation gain................................................    --     (231)
                                                                 ------  ------
  Benefit obligation at end of year............................. $7,712  $7,238
                                                                 ======  ======
Change in plan assets:
Fair value of plan assets at beginning of year.................. $7,375  $7,145
Actual return on plan assets....................................    671     785
Employer contributions..........................................    513     --
Benefits paid...................................................   (678)   (555)
                                                                 ------  ------
  Fair value of plan assets at end of year...................... $7,881  $7,375
                                                                 ======  ======
Funded status................................................... $  169  $  137
Unrecognized loss...............................................  1,261     878
                                                                 ------  ------
  Prepaid benefit cost.......................................... $1,430  $1,015
                                                                 ======  ======

                    ACT MANUFACTURING, INC. AND SUBSIDIARIES

   The components of net periodic pension cost and related assumptions for the Fiscal years indicated were as follows (in thousands):

                                                            1998   1997   1996
                                                            -----  -----  -----
      Service cost......................................... $ --   $ --   $ --
      Interest cost........................................   612    582    579
      Return on plan assets................................  (671)  (785)  (422)
      Net amortization and deferral........................   157    270    (65)
                                                            -----  -----  -----
      Net periodic pension expense......................... $  98  $  67  $  92
                                                            =====  =====  =====
      Discount rate........................................  8.25%  8.25%  8.00%
      Long-term rate of return.............................  8.00%  8.25%  8.00%

   Under SFAS 87, the portion of deferred gains and losses in excess of 10% of the projected benefit obligation is amortized as a component of net periodic pension cost. If amortization is required, the period used is the average remaining service period of active employees, which was approximately 13.67 years as of the end of Fiscal 1998.

10. Major Customers and Operating Data

   Sales to Nortel Networks (formerly Bay Networks and Aptis Communication) and Micron Electronics were each approximately 12% of the Company's net sales for Fiscal 1998. In Fiscal 1997 Nortel Networks accounted for approximately 17% of the Company's net sales and Lucent Technologies (including Ascend Communications) accounted for approximately 12% of the Company's net sales for Fiscal 1996. All such sales relate to the printed circuit board assembly product line of the Company's business.

   The Company operates as a single segment within the electronics manufacturing services industry. A summary of the principal product line sales for the years ended 1998, 1997 and 1996 are as follows (in thousands):

                                                      1998     1997     1996
                                                    -------- -------- --------
      Printed Circuit Boards....................... $556,348 $450,467 $361,747
      Cable and Harness............................   36,136   28,672   28,864
                                                    -------- -------- --------
                                                    $592,484 $479,139 $390,611
                                                    ======== ======== ========

11. Transactions With Related Parties

   The Company leases certain facilities and equipment from a realty trust controlled by its principal stockholder under leases that expire in Fiscal 2003. These commitments are included in Note 12. The Company pays all operating costs of the building. Total payments to the realty trust were approximately $388,000 in Fiscal 1998 and $364,000 in Fiscal 1997 and 1996, respectively.

   In Fiscal 1993, the Company entered into a ten-year agreement with one of its directors for future consulting services. Payments under the agreement were approximately $280,000 in Fiscal 1998, $259,000 in Fiscal 1997 and $240,000 in Fiscal 1996. Future commitments under this agreement are approximately $302,000 in Fiscal 1999, $326,000 in Fiscal 2000, $352,000 in Fiscal 2001, $380,000 in
Fiscal 2002 and $233,000 in Fiscal 2003. The agreement expires in Fiscal 2003. A noncompete agreement was also entered into with the same individual (see Notes 1 and 6). Payments under this agreement were $73,000 in Fiscal 1998, $68,000 in Fiscal 1997, and $63,000 in Fiscal 1996 with future payments totaling $358,000.

                    ACT MANUFACTURING, INC. AND SUBSIDIARIES

   In August 1993, CMC transferred certain assets and related liabilities associated with its telephone business to Cortelco Systems Holding Corporation ("Cortelco"), a related party in that one of the Company's directors has a significant ownership interest in Cortelco. Under a manufacturing services agreement which expired in Fiscal 1998, CMC provided manufacturing services to Cortelco on a turnkey basis with prices based on cost plus 8% for telephone products and cost plus 10% for telecommunications systems products. Included in net sales for Fiscal 1998, 1997 and 1996 were sales to Cortelco totaling $26,436,000, $31,312,000 and $38,025,000, respectively. Total cost of sales for the periods relating to these sales to Cortelco were $24,321,000, $28,807,000 and $34,983,000, respectively. CMC continues to provide services to Cortelco with prices negotiated on a per contract basis.

   CMC had an agreement in Fiscal 1996 with Cortelco to provide certain products and related support services to customers of Cortelco. CMC was required to pay a commission to Cortelco in the amount of 10% of sales of these products under this agreement. During Fiscal 1996, CMC incurred $341,000 in commissions under this agreement.

   In July of 1998, CMC converted certain accounts receivable from Cortelco totaling $2,000,000 into a note receivable. Under the terms of the note, Cortelco agrees to pay the balance over a three-year term with monthly payments of $50,000 plus interest. Interest accrues on the note at a rate of 9.0% per annum. CMC continues to provide credit for manufacturing services sold to Cortelco in the form of trade receivables.

   The Cortelco preferred stock is nonvoting, has a liquidation preference of $12.50 per share and entitles the Company to dividends which are non-cumulative until August 1995 and thereafter cumulative at $0.75 per share for each year in which Cortelco earns net income of $2.0 million or more. The Company may, subject to certain restrictions, require Cortelco to redeem the preferred stock, on a pro rata basis, over a five-year period beginning August 1999. The Company recorded the preferred stock at fair value, $5,884,000, based on the discounted cash flow of the redemption requirements. The excess cost basis of the net assets over the fair value of the preferred shares received was recorded as a distribution of capital to the Company's stockholders.

   A director of the Company has an ownership interest in a customer which purchased goods during Fiscal 1996 totaling $1,731,000 at a cost of $1,697,000. As of the end of Fiscal 1996, the Company had an accounts receivable balance of $491,000 from this customer. During Fiscal 1997, the Company settled the then outstanding balance of $441,000 with this customer through receipt of Company common stock with a fair value of the same amount.

12. Operating Lease Commitments

   The Company leases various plant and office equipment under noncancelable operating leases expiring through 2007. Rent expense in Fiscal 1998, 1997 and 1996 was approximately $14,276,000, $9,361,000, and $4,255,000, respectively.
The future minimum rental payments under these leases over the next five years are approximately as follows (in thousands):

                                                  Related-
                                                    party       Other
                                                 Commitments Commitments  Total
                                                 ----------- ----------- -------
      1999......................................   $  364      $15,174   $15,538
      2000......................................      364       13,033    13,397
      2001......................................      364        9,445     9,809
      2002......................................      364        6,546     6,910
      2003......................................      196        4,085     4,281
                                                   ------      -------   -------
        Total...................................   $1,652      $48,283   $49,935
                                                   ======      =======   =======

                    ACT MANUFACTURING, INC. AND SUBSIDIARIES

   The Company has equipment lease lines of approximately $11.3 million available for purchases of manufacturing equipment, computer hardware and software and furniture. In May 1998, the Company entered into a $5.0 million operating lease line agreement for the purchase of certain equipment in the Dublin, Ireland facility. At the end of Fiscal 1998 substantially all of the available operating lease line had been utilized for outstanding commitments.

13. Restructuring Charge

   During Fiscal 1996, the Company expensed $792,000 in non-recurring charges related to the restructuring of a subsidiary. Of this amount, $241,000 related to the relocation of the subsidiary's corporate offices and California operations to a new facility. The remaining amount represented one-time charges related to severance costs resulting from a reduction in the subsidiary's staffing. The subsidiary reduced employment levels to reflect the transition of its business away from hand assembly work towards more advanced surface mount technology operations. All such amounts were paid in either Fiscal 1996 or 1997.

14. Contingencies

   On June 15, 1999, we received written notice from legal counsel for the Lemelson Medical, Education & Research Foundation, Limited Partnership alleging that we are infringing certain patents held by the Lemelson Foundation Partnership and offering to license such patents to us. Based on our understanding of the terms that the Lemelson Foundation Partnership has made available to current licensees, we believe that obtaining a license from them under the same or similar terms would not have a significant negative effect on our financial condition. Our results of operations in a particular quarter may be negatively affected, however. Moreover, a license may not be available on terms satisfactory to us. Litigation with respect to patents and other intellectual property matters can result in substantial costs and damages, require the cessation of the use of infringing products and processes, and force the infringing party to obtain a license to the relevant intellectual property.

   On February 27, 1998, the Company and several of the Company's officers and directors were named as defendants in a purported securities class action lawsuit filed in the United States District Court for the District of Massachusetts. The plaintiffs amended the complaint on October 16, 1998. The plaintiffs purport to represent a class of all persons who purchased or otherwise acquired the Company's Common Stock in the period from April 17, 1997 through March 31, 1998. The amended complaint alleges, among other things, that the defendants knowingly made misstatements to the investing public about the value of the Company's inventory and the nature of its accounting practices. On December 15, 1998, the Company filed a motion to dismiss the case in its entirety based on the pleadings. The Company's motion to dismiss the purported securities class action lawsuit was granted without prejudice on May 27, 1999, and the case was closed by the Court on June 1, 1999. On June 28, 1999 the plaintiffs filed a new motion with the Court seeking permission to file a second amended complaint. The Company opposed that motion. On July 13, 1999 the court denied the plaintiffs' motion to amend, noting "final judgment having entered in this case." On July 26, 1999 the plaintiffs filed a motion with the Court asking the Court to extend the 30-day period for filing an appeal of its ruling dismissing the case. The Company opposed that motion as well, and the Court denied the motion on August 10, 1999. On August 12, 1999, the plaintiffs filed a notice indicating their intent to appeal the Court's orders of July 26, 1999 and August 10, 1999. The Company believes the claims asserted in this action and the appeals noticed by the plaintiffs are without merit and intends to continue to defend itself vigorously in this action. The Company further believes that this litigation will not have a material adverse effect on the Company's business and results of operations, although there can be no assurance as to the outcome of these matters. No provision for any liability that may result from this litigation has been made in the accompanying consolidated financial statements.

   In connection with the transfer of certain assets and liabilities associated with its telephone business to Cortelco in August 1993, certain deferred income tax liabilities have been assumed by Cortelco. Although the

                    ACT MANUFACTURING, INC. AND SUBSIDIARIES

LIFO method of inventory accounting is employed, a portion of this deferred income tax liability attributable to differing financial reporting and tax reporting bases of inventories may become payable in the foreseeable future based on certain rulings made in the U.S. federal tax courts. Although the Company has received indemnification from this affiliate with respect to such liability, the Company would be liable for this tax in the event Cortelco is unable to meet its obligation. The total amount of this deferred income tax liability assumed by Cortelco was approximately $2.2 million as of Fiscal 1993.

   In Fiscal 1994, the Company incurred a non-recurring charge included in selling, general and administrative expenses of approximately $170,000 related to the costs of environmental clean-up at a former manufacturing site. The Company's original estimate of its cost of the clean-up was approximately $320,000 which was recorded prior to July 1994. In 1995, an environmental consultant estimated that the cost of a full study combined with short- and long-term remediation of the site may cost between $3.0 and $4.0 million. Subsequent environmental studies done in 1999 have estimated such costs as between $750,000 and $3.5 million. During Fiscal 1996, the Company was excluded as a potentially responsible party ("PRP") by the State of Tennessee's Department of Environment and Conservation in relation to the former facility; however, Alcatel, Inc., a PRP named by the State of Tennessee's Department of Environment and Conservation and a former owner of the Company, is seeking indemnification from the Company under the purchase agreement by which CMC acquired the stock of one of the operators of the facility. To date, Alcatel has not filed any legal proceedings to enforce its indemnification claim. However, Alcatel could initiate such proceedings and other third parties could assert claims against the Company relating to remediation of the site. We have entered into an agreement with Alcatel pursuant to which the statute of limitations on their indemnification claim is tolled for a period of time. In the event any proceedings are initiated or any claims made, the Company would defend itself vigorously. Defense or resolution of this matter could negatively impact the Company's financial position and results of operations.

   In connection with the Fiscal 1996 staff reduction discussed in Note 14, certain of the terminated employees subsequently claimed that the Company had engaged in age discrimination in their dismissal and sought damages of varying amounts. The Company defended the actual and threatened claims vigorously during 1998 incurring approximately $275,000 in legal costs over the course of the year. On August 6, 1998, a judgment was rendered in the favor of one plaintiff in the amount of $127,000 which the Company subsequently settled for $112,000. A second plaintiff's claim for $53,000 was subsequently settled for $48,500. The Equal Employment Opportunity Commission ("EEOC") has negotiated with the Company to reach a monetary settlement for other potential claimants. The Company entered into a Conciliation Agreement with the EEOC and agreed to pay approximately $500,000 to settle all such claims and limit future litigation costs. The Company reserved $975,000 to resolve all such claims which represented its best estimate of funds to ultimately be paid to such claimants. This charge was recorded in Fiscal 1998.

   In addition to the above, the Company is a defendant in several legal actions involving certain matters arising in the normal course of business. Management believes that the aggregate loss, if any, resulting from the final outcome of these proceedings will not be material to the financial position or results of operations of the Company. No additional accrual has been recorded for these pending matters.

                    ACT MANUFACTURING, INC. AND SUBSIDIARIES

15. Selected Quarterly Financial Data (unaudited):

   Summarized quarterly financial data are as follows (in thousands, except per share amounts):

                                                        1998 Quarters
                                             -----------------------------------
                                              First    Second   Third    Fourth
                                             -------- -------- -------- --------
      Net sales............................. $151,569 $162,604 $137,452 $140,859
      Gross profit..........................    7,530    9,182    9,529    9,904
      Net income............................      164    1,130    1,219      580
      Earnings per share:
        Basic...............................     0.01     0.09     0.10     0.05
        Diluted.............................     0.01     0.09     0.09     0.04

                                                     1997 Quarters
                                          ------------------------------------
                                           First    Second   Third     Fourth
                                          -------- -------- --------  --------
      Net sales.......................... $112,191 $128,696 $116,675  $121,577
      Gross profit.......................   12,542   13,432    7,069    (8,107)
      Net income (loss)..................    4,097    4,531      (70)  (10,959)
      Earnings (loss) per share:
        Basic............................     0.34     0.37    (0.01)    (0.88)
        Diluted..........................     0.32     0.35    (0.01)    (0.88)

   The Company's Fiscal 1997 loss (before taxes) includes certain significant adjustments and non-recurring charges recorded during the fourth quarter (in thousands):

      Physical inventory adjustments................................... $13,113
      Allowance for doubtful accounts..................................   1,740
      Non-recurring professional fees..................................     600
                                                                        -------
                                                                        $15,453
                                                                        =======

16. Subsequent Event

   On October 12, 1999, the Company acquired certain inventory and fixed assets of GSS/Array Technology, Inc. located in San Jose, California, a subsidiary of GSS/Array Technology Public Company, Ltd., a Thailand company for approximately $12,763,000 million in cash. We have assumed on-going relationships with select GSS/Array domestic customers.


                                   * * * * *

                    ACT MANUFACTURING, INC. AND SUBSIDIARIES

                     CONDENSED CONSOLIDATED BALANCE SHEETS
                                 (in thousands)
                                  (Unaudited)

                                                      September 30, December 31,
                                                          1999          1998
                                                      ------------- ------------
                       ASSETS
Current assets:
  Cash and cash equivalents..........................   $  4,308      $ 10,670
  Accounts receivable trade, net.....................    111,897       101,828
  Accounts and notes receivable from related party...      6,868         5,678
  Inventory..........................................    115,592        65,612
  Deferred tax asset.................................      1,360           880
  Prepaid expenses and other assets..................      4,467         4,204
                                                        --------      --------
    Total current assets.............................    244,492       188,872

Property and equipment--net..........................     34,985        32,279
Investment in and advance to related party...........      6,584         7,284
Goodwill--net........................................      5,940         6,224
Other assets--net....................................      2,873         3,635
                                                        --------      --------
    Total............................................   $294,874      $238,294
                                                        ========      ========
        LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
  Note payable bank..................................   $    --       $ 18,111
  Current portion of long-term debt..................      1,151         1,300
  Current portion of other long-term liabilities.....      1,574         1,236
  Accounts payable...................................    107,875        71,956
  Accrued compensation and related taxes.............      2,911         3,404
  Income tax payable.................................      4,047           505
  Deferred taxes.....................................        253           --
  Accrued expenses and other.........................      6,720         6,301
                                                        --------      --------
    Total current liabilities........................    124,531       102,813

Long-term debt--less current portion.................     74,412        41,756
Deferred taxes ......................................        724         1,173
Other long-term liabilities..........................      3,826         1,092

Stockholders' equity:
  Common stock.......................................        130           128
  Additional paid-in capital.........................     77,251        74,960
  Accumulated other comprehensive (loss).............     (1,610)         (180)
  Retained earnings..................................     15,610        16,552
                                                        --------      --------
    Total stockholders' equity.......................     91,381        91,460
                                                        --------      --------
    Total............................................   $294,874      $238,294
                                                        ========      ========

  The accompanying notes are an integral part of these condensed consolidated financial statements.

                    ACT MANUFACTURING, INC. AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                (unaudited--in thousands, except per share data)

                                                           Nine Months Ended
                                                             September 30,
                                                        -----------------------
                                                           1999        1998
                                                        ----------- -----------
Net sales.............................................. $   483,571 $   451,625
Cost of goods sold.....................................     447,253     425,384
                                                        ----------- -----------
Gross profit...........................................      36,318      26,241
Selling, general and administrative expenses...........      21,807      19,454
Merger costs...........................................       5,601         --
                                                        ----------- -----------
Operating income.......................................       8,910       6,787
Interest and other expense, net........................       3,250       2,807
                                                        ----------- -----------
Income before provision for income taxes...............       5,660       3,980
Provision for income taxes.............................       4,530       1,467
                                                        ----------- -----------
Net income............................................. $     1,130 $     2,513
                                                        =========== ===========
Basic net income per common share...................... $      0.09 $      0.20
                                                        =========== ===========
Diluted net income per common share.................... $      0.08 $      0.20
                                                        =========== ===========
Weighted average shares outstanding--basic.............      12,880      12,615
Weighted average shares outstanding--diluted...........      13,500      12,881

                    ACT MANUFACTURING, INC. AND SUBSIDIARIES

        CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
                           (unaudited--in thousands)

                                                               Nine Months Ended
                                                                 September 30,
                                                               -----------------
                                                                 1999     1998
                                                               -------- --------
Net income.................................................... $  1,130 $  2,513
Other comprehensive income (loss):
  Foreign currency translation adjustment.....................       81      (98)
                                                               -------- --------
Comprehensive income (loss) .................................. $  1,211 $  2,415
                                                               ======== ========


   The accompanying notes are an integral part of these condensed consolidated financial statements.

                    ACT MANUFACTURING, INC. AND SUBSIDIARIES

            CONDENSED CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                           (unaudited, in thousands)

                           $.01
                           Par               Accumulated
                          Value  Additional     Other                   Total
                          Common  Paid-in   Comprehensive Retained  Stockholders'
                          Stock   Capital   Income (Loss) Earnings     Equity
                          ------ ---------- ------------- --------  -------------
Balance, January 1,
 1999...................   $128   $74,960      $  (180)   $16,552      $91,460
CMC Industries, Inc. and
 subsidiaries for the
 five months ended
 December 31, 1998:
 Net loss...............    --        --           --      (2,072)      (2,072)
 Minimum pension
  liability adjustment..    --        --        (1,511)       --        (1,511)
 Net proceeds from the
  sale of stock.........      1       328          --         --           329
Net proceeds from the
 sale of stock..........      1     1,963          --         --         1,964
Cumulative foreign
 currency translation
 adjustment.............    --        --            81        --            81
Net income..............    --        --           --       1,130        1,130
                           ----   -------      -------    -------      -------
Balance, September 30,
 1999...................   $130   $77,251      $(1,610)   $15,610      $91,381
                           ====   =======      =======    =======      =======


  The accompanying notes are an integral part of these condensed consolidated financial statements.

                    ACT MANUFACTURING, INC. AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                           (unaudited, in thousands)

                                                               Nine Months
                                                             Ended September
                                                                   30,
                                                            ------------------
                                                              1999      1998
                                                            --------  --------
Cash flows from operating activities:
  Net income............................................... $  1,130  $  2,513
  Adjustments to reconcile net income to net cash (used
   for) provided by operating
   activities:
    Depreciation and amortization..........................    4,932     3,815
    Deferred income taxes..................................      --       (448)
    Increase (decrease) increase in cash from:
      Accounts receivable..................................    3,193   (31,751)
      Inventory............................................  (38,800)   (3,677)
      Prepaid expenses and other assets....................     (906)   (2,971)
      Accounts payable.....................................   10,324    38,760
      Income tax payable...................................    3,542     8,117
      Accrued expenses and other...........................    1,020     2,417
                                                            --------  --------
        Net cash (used for) provided by operating
         activities........................................  (15,565)   16,775
                                                            --------  --------

Cash flows from investing activities:
  Acquisition of property and equipment....................   (4,219)   (8,223)
  Payments for equipment held for sale and leaseback.......      --     (1,099)
  Deposits for facility under construction in Mexico.......      --     (2,135)
  Increase in other assets.................................   (1,331)     (751)
                                                            --------  --------
        Net cash used for investing activities.............   (5,550)  (12,208)
                                                            --------  --------

Cash flows from financing activities:
  Net borrowings under line-of-credit agreements...........   13,741    (5,200)
  Borrowings under term loan...............................    7,000       --
  Decrease in long-term liabilities, net...................   (3,769)   (1,540)
  Net proceeds from sale of stock..........................    1,964     4,362
                                                            --------  --------
        Net cash provided by (used for) financing
         activities........................................   18,936    (2,378)
                                                            --------  --------
Effect of exchange rate changes on cash and equivalents....       81       (98)

Net (decrease) increase in cash and cash equivalents.......   (2,098)    2,091
Cash and cash equivalents, beginning of period.............    6,406     9,463
                                                            --------  --------
Cash and cash equivalents, end of period................... $  4,308  $ 11,554
                                                            ========  ========

  The accompanying notes are an integral part of these condensed consolidated financial statements.

                    ACT MANUFACTURING, INC. AND SUBSIDIARIES

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS


1. Significant Accounting Policies

   The unaudited interim condensed consolidated financial statements furnished herein reflect all adjustments, which in the opinion of management are of a normal recurring nature, necessary to fairly state ACT Manufacturing, Inc. and subsidiaries' (the "Company" or "ACT") financial position, cash flows and the results of operations for the periods presented and have been prepared on a basis substantially consistent with the audited financial statements.

   The results of operations for the interim periods are not necessarily indicative of the results of operations to be expected for the fiscal year. These interim condensed consolidated financial statements should be read in conjunction with the Company's Audited Annual Financial Statements herein.

2. Merger Transaction

   On July 29, 1999, the Company announced the completion of its merger with CMC Industries, Inc. ("CMC"), a provider of electronics manufacturing services to original equipment manufacturers in the networking and telecommunications, computer and electronics industries. Under the terms of the merger agreement, each share of CMC common stock was exchanged for 0.5 of a share of ACT Manufacturing common stock and all CMC stock options were assumed by ACT. The Company issued approximately 3.9 million shares of common stock, and reserved approximately 0.9 million shares of common stock for future issuance under CMC's 1990 Equity Incentive Plan pursuant to this merger transaction.

   The merger has been accounted for as a pooling of interests, and accordingly, the Company's financial statements for prior periods have been restated to include the operating results and financial position of CMC at the beginning of the earliest period presented. Since CMC prepared its financial statements on a fiscal year ending July 31 prior to the merger, the condensed consolidated statement of operations and the condensed consolidated statement of cash flows for the nine months ended September 30, 1998 reflects the operating results of ACT for the nine months ended on that date combined with the operating results of CMC for the nine months ended April 30, 1998. The financial statements for the nine months ended April 30, 1998 have been adjusted to reflect the conforming of CMC's accounting policy with that of ACT's by expensing previously capitalized preoperating and start-up costs associated with CMC's Mexican manufacturing facility. The adjustment has also been tax-effected. The condensed consolidated balance sheet as of December 31, 1998 reflects the financial position of ACT on that date combined with the financial position of CMC as of July 31, 1998. The condensed consolidated statements of operations and cash flows for the nine months ended September 30, 1999 reflect the results of operations and cash flows for the combined company for those periods. The condensed consolidated balance sheet as of September 30, 1999 reflects the financial position of the combined company as of that date.

                    ACT MANUFACTURING, INC. AND SUBSIDIARIES

   As a result of ACT and CMC having different fiscal years, CMC's condensed consolidated results of operations for the five-month period from August 1, 1998 through December 31, 1998 are reported separately, as follows (in thousands):

      Condensed Consolidated Statement of Operations Data:
      Net sales...................................................... $122,423
      Cost of sales..................................................  119,733
                                                                      --------
      Gross profit...................................................    2,690
      Selling, general and administrative
       expenses......................................................    5,409
                                                                      --------
      Loss from operations...........................................   (2,719)
      Interest expense...............................................      691
                                                                      --------
      Loss before taxes..............................................   (3,410)
      Income tax benefit.............................................   (1,279)
                                                                      --------
      Net loss....................................................... $ (2,131)
                                                                      ========

   This condensed consolidated statement of operations data of CMC for the period August 1, 1998 through December 31, 1998 do not reflect any adjustment to conform CMC's accounting policy with that of ACT's of expensing previously capitalized preoperating and start-up costs associated with CMC's Mexican manufacturing facility. The effect of such adjustment would be to reduce cost of goods sold by $100,000 and reduce net loss by $60,000.

   As a result of the merger, the Company incurred transaction costs of approximately $5,601,000. These costs have been expensed and reported as a separate component in the condensed consolidated statements of operations for the nine months ended September 30, 1999.

3. Bank Financing

   On July 29, 1999, the Company executed an Amended and Restated Credit Agreement for a new $107.0 million Senior Secured Credit Facility ("Credit Facility") with a group of banks led by The Chase Manhattan Bank as agent ("Agent") to replace the Company's previous credit facilities with the banks. This new Credit Facility provides for a $7.0 million, five-year Term Loan ("Term Loan") and a $100.0 million five-year Line of Credit ("Revolving Credit Facility"), both of which are secured by substantially all of the assets of the Company. The Term Loan shall amortize at a rate of $1.0 million per year for the first year and $1.5 million per year for years two through five. The Revolving Credit Facility provides for borrowings up to an aggregate amount of $100.0 million, limited to a certain percentage of qualified accounts receivable and qualified inventory. Interest is payable monthly. For the Term Loan, the Company may choose an interest rate of either (i) 2.5% above the prevailing London Interbank Offering rate ("LIBOR"), or (ii) 0.5% above the prime rate as announced by the Agent. For the Revolving Credit Facility the Company may choose an interest rate of either (i) 2.25% above the prevailing LIBOR rate, or (ii) 0.25% above the prime rate as announced by the Agent. In addition to certain other prohibited actions, the Credit Facility limits capital expenditures by the Company and prohibits the payment of cash dividends on the Company's common stock. The Credit Facility requires the Company to maintain certain minimum fixed charge coverage ratios and maximum leverage ratios.

                    ACT MANUFACTURING, INC. AND SUBSIDIARIES

4. Inventory

   Inventory consisted of the following at the dates indicated (in thousands):

                                                      September 30, December 31,
                                                          1999          1998
                                                      ------------- ------------
      Raw material...................................   $ 97,820      $50,354
      Work-in-process................................     15,006       12,511
      Finished goods.................................      2,766        2,747
                                                        --------      -------
        Total........................................   $115,592      $65,612
                                                        ========      =======

5. Net Income (Loss) Per Common Share

   Basic net income (loss) per common share is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted net income (loss) per common share reflects the potential dilution as if common equivalent shares outstanding (common stock options) were exercised and converted into common stock unless the effect of such equivalent shares was antidilutive.

   A reconciliation of net income (loss) per common share and the weighted average shares used in the earnings per share ("EPS") calculations for the periods indicated is as follows (in thousands, except per share data):

                                       Net Income  Weighted Average Net Income
                                         (Loss)         Shares        (Loss)
                                       (Numerator)   (Denominator)  Per Share
                                       ----------- ---------------- ----------
      Nine months ended September 30,
       1999
        Basic........................    $1,130         12,880        $0.09
                                         ======
        Effect of stock options......                      620        (0.01)
                                                        ------        -----
        Diluted......................    $1,130         13,500        $0.08
                                         ======         ======        =====
      Nine months ended September 30,
       1998
        Basic........................    $2,513         12,615        $0.20
                                         ======
        Effect of stock options......                      266          --
                                                        ------        -----
        Diluted......................    $2,513         12,881        $0.20
                                         ======         ======        =====

   For the nine months ended September 30, 1999 and 1998, options to purchase 597,678 and 629,500, respectively, shares of common stock were outstanding at the end of the period, but were not included in the computation of diluted EPS because the options' exercise prices were greater than the average market price for the common stock and, therefore, their effect would be antidilutive.

6. Operating Information

   The Company operates as a single segment within the electronics manufacturing services industry.

                    ACT MANUFACTURING, INC. AND SUBSIDIARIES

   A summary of the principal product groups' net sales for the periods indicated is as follows (in thousands):

                                                               Nine Months Ended
                                                                 September 30,
                                                               -----------------
                                                                 1999     1998
                                                               -------- --------
      Printed circuit boards.................................. $461,037 $422,506
      Cable and harness.......................................   22,534   29,119
                                                               -------- --------
        Total................................................. $483,571 $451,625
                                                               ======== ========

7. New Financial Accounting Standards

   In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended in June 1999 and effective for the fiscal years beginning after June 15, 2000. The new standard requires that all companies record derivatives on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. Management is currently assessing the impact of SFAS No. 133 on the consolidated financial statements of the Company. The Company will adopt this accounting standard on January 1, 2001, as required.

8. Contingencies

   On June 15, 1999, we received written notice from legal counsel for the Lemelson Medical, Education & Research Foundation, Limited Partnership alleging that we are infringing certain patents held by the Lemelson Foundation Partnership and offering to license such patents to us. Based on our understanding of the terms that the Lemelson Foundation Partnership has made available to current licensees, we believe that obtaining a license from them under the same or similar terms would not have a significant negative effect on our financial condition. Our results of operations in a particular quarter may be negatively affected, however. Moreover, a license may not be available on terms satisfactory to us. Litigation with respect to patents and other intellectual property matters can result in substantial costs and damages, require the cessation of the use of infringing products and processes, and force the infringing party to obtain a license to the relevant intellectual property.

   On February 27, 1998, the Company and several of the Company's officers and directors were named as defendants in a purported securities class action lawsuit filed in the United States District Court for the District of Massachusetts. The plaintiffs amended the complaint on October 16, 1998. The plaintiffs purport to represent a class of all persons who purchased or otherwise acquired the Company's Common Stock in the period from April 17, 1997 through March 31, 1998. The amended complaint alleges, among other things, that the defendants knowingly made misstatements to the investing public about the value of the Company's inventory and the nature of its accounting practices. On December 15, 1998, the Company filed a motion to dismiss the case in its entirety based on the pleadings. The Company's motion to dismiss was granted without prejudice on May 27, 1999, and the case was closed by the Court on June 1, 1999. On June 28, 1999 the plaintiffs filed a motion with the Court seeking permission to file a second amended complaint. The Company opposed that motion. On July 13, 1999 the Court denied the plaintiffs' motion to amend, noting "final judgment having entered in this case." On July 26, 1999 the plaintiffs filed a motion with the Court asking the Court to extend the 30-day period for filing an appeal of its ruling dismissing the case. The Company opposed that motion as well, and the Court denied that motion on August 10, 1999. On August 12, 1999, plaintiffs filed a notice indicating their intent to appeal the Court's orders of July 26, 1999 and August 10, 1999. The Company

                    ACT MANUFACTURING, INC. AND SUBSIDIARIES believes the claims asserted in the action and the appeals noticed by the plaintiffs are without merit and intends to continue to defend itself vigorously in this action. The Company further believes that this litigation will not have a material adverse effect on the company's business and results of operations, although there can be no assurance as to the ultimate outcome of these matters. No provision for any liability that may result from this litigation has been made in the accompanying consolidated financial statements.

   In connection with the transfer of certain assets and liabilities associated with its telephone business to Cortelco in August 1993, certain deferred income tax liabilities have been assumed by Cortelco. Although the LIFO method of inventory accounting is employed, a portion of this deferred income tax liability attributable to differing financial reporting and tax reporting bases of inventories may become payable in the foreseeable future based on certain rulings made in the U.S. federal tax courts. Although the Company has received indemnification from this affiliate with respect to such liability, the Company would be liable for this tax in the event Cortelco is unable to meet its obligation. The total amount of this deferred income tax liability assumed by Cortelco was approximately $2.2 million as of Fiscal 1993.

   In Fiscal 1994, the Company incurred a non-recurring charge included in selling, general and administrative expenses of approximately $170,000 related to the costs of environmental clean-up at a former manufacturing site. The Company's original estimate of its cost of the clean-up was approximately $320,000 which was recorded prior to July 1994. In 1995, an environmental consultant estimated that the cost of a full study combined with short- and long-term remediation of the site may cost between $3.0 and $4.0 million. Subsequent environmental studies done in 1999 have estimated such costs as between $750,000 and $3.5 million. During Fiscal 1996, the Company was excluded as a potentially responsible party ("PRP") by the State of Tennessee's Department of Environment and Conservation in relation to the former facility; however, Alcatel, Inc., a PRP named by the State of Tennessee's Department of Environment and Conservation and a former owner of the Company, is seeking indemnification from the Company under the purchase agreement by which CMC acquired the stock of one of the operators of the facility. To date, Alcatel has not filed any legal proceedings to enforce its indemnification claim. However, Alcatel could initiate such proceedings and other third parties could assert claims against the Company relating to remediation of the site. We have entered into an agreement with Alcatel pursuant to which the statute of limitations on their indemnification is tolled for a period of time. In the event any proceedings are initiated or any claims made, the Company would defend itself vigorously. Defense or resolution of this matter will negatively impact the Company's financial position and results of operations.

   In addition to the above, the Company is a defendant in several legal actions involving certain matters arising in the normal course of business. Management believes that the aggregate loss, if any, resulting from the final outcome of these proceedings will not be material to the financial position or results of operations of the Company. No additional accrual has been recorded for these pending matters.

9. Subsequent Event

   On October 12, 1999, the Company acquired certain inventory and fixed assets of GSS/Array Technology, Inc. located in San Jose, California, a subsidiary of GSS/Array Technology Public Company, Ltd., a Thailand company, for approximately $12,763,000 in cash. We have assumed on-going relationships with select GSS/Array domestic customers.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and
Stockholders of CMC Industries, Inc.

   In our opinion, the accompanying consolidated statements of operations, of changes in stockholders' equity and of cash flows of CMC Industries, Inc. and its subsidiaries present fairly, in all material respects, their operations and their cash flows for the five months in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

   As discussed in Note 13, CMC Industries, Inc. merged with ACT Manufacturing, Inc. on July 29, 1999. The merger was accounted for as a pooling of interests.

/s/ PricewaterhouseCoopers LLP
_______________________________
PricewaterhouseCoopers LLP

Memphis, Tennessee

June 21, 1999, except as to
Note 13, which is as of
July 29, 1999

                     CMC INDUSTRIES, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF OPERATIONS
                     (In thousands, except per share data)
               For the five-month period ended December 31, 1998

Net sales:
  Non-affiliates..................................................... $112,773
  Affiliates.........................................................    9,650
                                                                      --------
    Total net sales..................................................  122,423
                                                                      --------
Cost of sales:
  Non-affiliates.....................................................  110,855
  Affiliates.........................................................    8,878
                                                                      --------
    Total cost of sales..............................................  119,733
                                                                      --------
Gross profit.........................................................    2,690
Selling, general and administrative expenses.........................    5,409
                                                                      --------
    Loss from operations.............................................   (2,719)
Interest expense.....................................................      691
                                                                      --------
    Loss before taxes................................................   (3,410)
Income tax benefit...................................................   (1,279)
                                                                      --------
    Net loss......................................................... $ (2,131)
                                                                      ========
Net loss per share:
  Basic.............................................................. $   (.28)
                                                                      ========
  Diluted............................................................ $   (.28)
                                                                      ========
Weighted average shares outstanding:
  Basic..............................................................    7,620
  Diluted............................................................    7,620


   The accompanying notes are an integral part of these financial statements.

                     CMC INDUSTRIES, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                       (In thousands, except share data)
               For the five-month period ended December 31, 1998

                                                               Accumulated
                                                                  Other
                          Common           Retained  Treasury Comprehensive
                           Stock   Capital Earnings   Stock      Income      Total
                         --------- ------- --------  -------- ------------- -------
Balance July 31, 1998... 7,554,816 $36,233 $ 6,153    $ (441)    $   --     $41,945
Comprehensive loss:
  Net loss..............                    (2,131)                          (2,131)
  Minimum pension
   liability............                                          (1,511)    (1,511)
                                                                            -------
    Total comprehensive
     loss...............                                                     (3,642)
Exercise of options.....       937       4                                        4
Employee stock purchase
 plan...................    80,303     326                                      326
                         --------- ------- -------    ------     -------    -------
Balance December 31,
 1998................... 7,636,056 $36,563 $ 4,022    $(441)     $(1,511)   $38,633
                         ========= ======= =======    ======     =======    =======



   The accompanying notes are an integral part of these financial statements.

                     CMC INDUSTRIES, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                                 (In thousands)
               For the five-month period ended December 31, 1998

Cash flows from operating activities:
  Net Loss........................................................... $ (2,131)
  Adjustments to reconcile net loss to net cash provided by operating activities:
    Deferred income taxes............................................      190
    Depreciation and amortization....................................    1,427
    Bad debt expense.................................................      283
    Changes in assets and liabilities:
      Receivables....................................................  (13,335)
      Inventories....................................................  (11,180)
      Other assets...................................................      476
      Trade accounts payable.........................................   25,964
      Accrued expenses and other current liabilities.................   (1,152)
      Other liabilities..............................................     (105)
                                                                      --------
        Net cash provided by operating activities....................      437
                                                                      --------
Cash flows from investing activities:
  Capital expenditures...............................................   (1,319)
                                                                      --------
        Net cash used in investing activities........................   (1,319)
                                                                      --------
Cash flows from financing activities:
  Net borrowings under lines of credit...............................   (2,938)
  Principal payments on long-term debt...............................     (541)
  Principal payments on capital leases...............................     (233)
  Proceeds from employee stock purchase plan and exercise of stock
   options...........................................................      330
                                                                      --------
        Net cash used in financing activities........................   (3,382)
                                                                      --------
Net decrease in cash and cash equivalents............................   (4,264)
Cash and cash equivalents:
  Beginning of period................................................    5,281
                                                                      --------
  End of period...................................................... $  1,017
                                                                      ========
Supplemental information:
  Income taxes paid.................................................. $    306
  Interest paid...................................................... $    730
Non-cash supplemental disclosure:
  Purchase of equipment with capital lease........................... $    942
  Minimum pension liability.......................................... $  1,511

   The accompanying notes are an integral part of these financial statements.

                     CMC INDUSTRIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1--Organization and Basis of Presentation

Description of Business

   CMC Industries, Inc. and its subsidiaries ("CMC") provide contract manufacturing services primarily to original equipment manufacturers ("OEMs") in the computer and telecommunications industries. Over 90% of CMC's manufacturing contracts are for turnkey services and include procurement of materials in addition to manufacturing. CMC's fiscal year end is July 31.

Note 2--Significant Accounting Policies

Principles of consolidation

   The consolidated financial statements include the accounts of CMC Industries, Inc. and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of estimates and assumptions

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities, disclosure of contingencies at the date of the financial statements and the related reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

   Cash on hand and in banks, together with other highly liquid investments with original maturities of three months or less, are classified as cash equivalents.

Revenue recognition

   In addition to providing contract manufacturing services on a turnkey basis, CMC performs assembly services on a consignment basis where the customer typically procures the components used in the process. CMC recognizes revenue upon shipment for both turnkey and consignment contracts.

Inventories

   Inventories are stated at the lower of cost or market, with cost being determined by the last-in, first-out ("LIFO") method.

Property, plant and equipment

   Property, plant and equipment are stated at cost less accumulated depreciation. CMC provides for depreciation using the straight-line method for financial reporting purposes and accelerated methods for income tax reporting purposes.

Goodwill

   The excess of purchase price over net tangible assets of businesses acquired is carried as goodwill. CMC amortizes such amounts on a straight-line basis over a twenty-year period. CMC recorded amortization expense of $21,000 for the five months ended December 31, 1998, related to the purchase of a subsidiary in fiscal 1994.

                     CMC INDUSTRIES, INC. AND SUBSIDIARIES

Impairment of long-lived assets

   At each balance sheet date, CMC assesses whether there has been an impairment in the value of long-lived assets by determining whether projected undiscounted cash flows generated by the applicable asset exceed its net book value as of the assessment date. At December 31, 1998, there were no impairments of CMC's assets.

Deferred loan costs

   Loan origination fees paid in connection with new borrowings are amortized using a method which approximates the effective rate method over the terms of the related borrowing. Amortization is included in interest expense.

Preoperating costs

   Preoperating and start-up costs incurred in connection with the construction and preparation of CMC's new Mexico manufacturing facility have been capitalized and are being amortized over a five-year period. Capitalized preoperating and start-up costs total $1.1 million as of December 31, 1998. During the five-month period ended December 31, 1998, CMC has recorded amortization expense in the amount of $100,000 in relation to these costs.

   In 1998, the American Institute of Certified Public Accountants issued Statement of Position ("SOP") 98-5, Reporting on the Costs of Start-up Activities. This SOP is effective for CMC in fiscal 2000 and requires companies to expense such costs as incurred. Pursuant to this SOP, CMC will be required to expense the remaining unamortized balance of the aforementioned cost in the first fiscal quarter of fiscal 2000.

Medical care and disability benefit plans

   CMC is self-insured with respect to certain medical care and disability benefit plans for 70% of employees. The costs for such plans are charged against earnings in the period incurred and were $1,059,000 for the five months ended December 31, 1998. CMC does not provide benefits under these plans to retired employees.

Translation of foreign currencies

   The functional currency of the Mexico operation is the U.S. dollar. Foreign currency gains and losses associated with Mexico operations are included in determining net income. For the five months ended December 31, 1998, transaction gains or losses were insignificant.

Income taxes

   CMC accounts for income taxes under Statement of Financial Accounting Standards ("SFAS") No. 109 ("FAS 109"), Accounting for Income Taxes. FAS 109 is an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in CMC's financial statements or tax returns. In estimating future tax consequences, CMC generally considers all expected future events other than enactments of changes in the tax law or rates.

Net income per share

   Net income per share is calculated in accordance with SFAS No. 128, Earnings per Share, which requires the presentation of basic and diluted earnings per share. Basic earnings per share excludes dilution and is

                     CMC INDUSTRIES, INC. AND SUBSIDIARIES
computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity (see Note 11).

Note 3--Major Customers and Credit Risk Concentrations

   A substantial portion of CMC's sales are generated from contract manufacturing agreements with domestic OEMs and from sales to domestic distributors of telecommunication products. Sales attributable to customers representing 10% or more of total net sales are as follows (in thousands):

                                                                 Sales for the
                                                               Five Months Ended
                                                               December 31, 1998
                                                               -----------------
      Next Level..............................................      $13,288
      Reltec/Marconi..........................................       20,299
      Diamond Multimedia......................................       39,004

   CMC's credit risk principally relates to trade accounts receivable and receivables from Cortelco, a related party. CMC performs ongoing credit evaluations of its customers and generally does not require collateral.

Note 4--Property, Plant and Equipment

   The useful lives of property, plant and equipment are as follows:

                                                               Useful life years
                                                               -----------------
      Machinery and equipment.................................         3-10
      Building................................................           30
      Furniture and fixtures..................................         5-15
      Leasehold improvements..................................            5

   Depreciation expense was $1,310,000 for the five months ended December 31, 1998.

Note 5--Buildings and Equipment Under Lease

   CMC leases its primary manufacturing facility and certain equipment and computer software under capital leases. Certain office, warehouse, other manufacturing facilities and equipment are leased under operating leases. These lease agreements generally include renewal options at varying terms. Future minimum lease payments under the noncancelable portion of capital and operating leases at December 31, 1998 are as follows (in thousands):

                                                               Operating Capital
      Year Ended December 31,                                   Leases   Leases
      -----------------------                                  --------- -------
      1999....................................................  $ 6,990  $  598
      2000....................................................    4,712     294
      2001....................................................    2,859     268
      2002....................................................    2,348     239
      2003....................................................    1,207     199
                                                                -------  ------
      Future minimum lease payments...........................  $18,116  $1,598
                                                                =======  ======

                     CMC INDUSTRIES, INC. AND SUBSIDIARIES

   Rent expense relating to operating leases totaled approximately $2,896,000 for the five months ended December 31, 1998. The capital lease payments due in 1999 include balloon payments related to two equipment leases. CMC has the option to renew the leases for an additional year with payments totaling $43,000 per month. CMC intends to exercise the renewal option.

Note 6--Borrowings

   On September 26, 1996, CMC entered into a Loan and Security Agreement with a financial institution which provides CMC with a total credit facility of $35 million including the following:

  . Revolving credit facility totaling $25 million including letters of credit, bearing interest, at CMC's option, at either the prime lending rate or an Adjusted Eurodollar Rate (as defined in the Credit Agreement). CMC had $15.2 million outstanding at a weighted average interest rate of 8.2% at December 31, 1998.

  . Term loan totaling $6 million, commencing October 1, 1996, payable in 55 monthly installments of $108,333 and a final installment of $91,667, bearing interest, at CMC's option, at either the prime lending rate or an Adjusted Eurodollar Rate (as defined in the Credit Agreement). At December 31, 1998, CMC had outstanding $3.0 million at an average interest rate of 8.2%.

  . Commitment to lend up to $3.8 million for machinery and equipment purchases in the form of installment loans, bearing interest, at CMC's option, at either the prime lending rate or an Adjusted Eurodollar Rate (as defined in the Credit Agreement).

   Outstanding borrowings under this financing arrangement are secured primarily by CMC's accounts receivable, inventories, machinery and equipment.

   The Loan and Security Agreement contains certain restrictive covenants which limit the activities of CMC with respect to, among other things, mergers and acquisitions, additional borrowings and leases, investments and the payment of dividends. The Loan and Security Agreement includes the following financial covenants:

  . to maintain minimum tangible net worth of an agreed upon amount on a consolidated basis;

  . to not permit the ratio of total liabilities to stockholders' equity to exceed an agreed upon amount;

  .  to limit capital expenditures to agreed upon levels;

  . to maintain debt service coverage ratio, as defined, of an agreed upon level.

   Effective January 31, 1999, CMC entered into a new bank loan agreement comprising of a revolving credit line of $30 million and a $5 million term loan. The loan agreement contains financial covenants related to CMC's net worth and debt service coverage and restricts capital expenditures. Subsequent to December 31, 1998, CMC was in default under the net worth and debt service covenants. CMC did not obtain a waiver or request amendment to its agreement as a result of the merger discussed in Note 13.

Maturities of long-term debt

   The aggregate annual maturities of long-term debt, notwithstanding the default discussed above, are as follows (amounts in thousands):

      1999............................................................... $1,300
      2000...............................................................  1,300
      2001...............................................................    417

                     CMC INDUSTRIES, INC. AND SUBSIDIARIES

Note 7--Capital Stock

Stock purchase plan

   On November 15, 1996, the Stockholders' approved the Employee Stock Purchase Plan ("ESPP"). The ESPP allows eligible employees the right to purchase common stock on a semi-annual basis at the lower of 85% of the market price at the beginning or end of each offering period. As of December 31, 1998, there were 559,066 shares of common stock reserved for the ESPP. During the five months ended December 31, 1998, employees purchased 80,303 shares under the ESPP.

Stock option plan

   CMC's board of directors has authorized 2,275,720 shares of CMC's common stock for issuance in connection with a stock option plan. The stock option plan provides for the granting of options to purchase shares of CMC's common stock at not less than 85% of fair market value on the date of grant. The plan is designed to allow for granting incentive stock options, nonstatutory stock options, stock bonuses and the issuance of restricted stock.

   As of December 31, 1998, 410,603 shares had been exercised under the plan and 416,344 shares for which options were granted had terminated. Options outstanding at December 31, 1998 expire in 1999 through 2007.

   A summary of activity in the plan follows:

                                                                     Weighted
                                                                     Average
                                                        Options   Exercise Price
                                                       ---------  --------------
      Outstanding at beginning of period.............. 1,440,184      $6.78
      Granted.........................................   170,000       4.27
      Exercised.......................................      (937)      4.50
      Canceled........................................   (73,803)      8.90
                                                       ---------
      Outstanding at December 31, 1998................ 1,535,444      $6.40
                                                       =========      =====
      Exercisable at December 31, 1998................   752,895      $5.34
                                                       =========      =====

                     CMC INDUSTRIES, INC. AND SUBSIDIARIES

   The following table summarizes information about fixed stock options outstanding at December 31, 1998:

                  Options Outstanding         Options Exercisable
           ---------------------------------- --------------------
                                 Weighted
                                  Average     Weighted             Weighted
                    Number       Remaining    Average    Number    Average
     Range of     Outstanding   Contractual   Exercise Exercisable Exercise
 Exercise Prices  At 12/31/98 Life (in Years)  Price   at 12/31/98  Price
 ---------------- ----------- --------------- -------- ----------- --------
 $ 0.42 to $ 3.63    217,333       7.40        $ 2.93     94,333   $   2.05
    3.72     3.72    250,000       6.79          3.72    250,000       3.72
    4.00     5.87    190,225       7.56          5.53    112,208       5.46
    5.88     7.50    270,501       7.09          6.68    104,167       6.00
    7.87     8.00    204,510       8.30          7.95    101,349       7.92
    8.25     8.37     19,375       8.33          8.36      8,144       8.35
    9.00     9.00    235,500       9.38          9.00     40,738       9.00
    9.56     9.56     10,000       9.13          9.56      2,083       9.56
   10.13    10.13    120,000       8.79         10.13     35,000      10.13
   10.50    10.50     18,000       8.87         10.50      4,873      10.50
                   ---------                             -------
                   1,535,444                             752,895
                   =========                             =======

   CMC applies Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees and related interpretations in accounting for its plan. Accordingly, no compensation expense has been recognized for its stock-based compensation plan. Had compensation cost for CMC's stock option plan been determined based on the fair value at the grant date for awards during the five months ended December 31, 1998 consistent with the method prescribed by SFAS No. 123, Accounting for Stock-Based Compensation, CMC's net loss for the period would have been increased by approximately $464,000. Basic and diluted loss per share would have been increased by $.06. The weighted average grant-date fair value of options granted during the period was $2.47. The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted-average assumptions for the period: dividend yields of 0% each year; average expected volatility of 72%; risk-free interest rate of 5.51%, and an average expected life of 4.69 years.

Note 8--Income Taxes

   The benefit for income taxes comprised the following (amounts in thousands):

                                                              Five  Months Ended
                                                              December 31, 1998
                                                              ------------------
      Current:
        Federal..............................................      $(1,320)
        State................................................         (149)
                                                                   -------
                                                                    (1,469)
                                                                   -------
      Deferred:
        Federal..............................................          404
        Foreign..............................................         (384)
        State................................................          170
                                                                   -------
                                                                       190
                                                                   -------
                                                                   $(1,279)
                                                                   =======

                     CMC INDUSTRIES, INC. AND SUBSIDIARIES

   At December 31, 1998, CMC has certain net operating loss carryforwards which are available to reduce income taxes. These carryforwards total approximately $6 million for state income tax purposes, and expire during the period 2010 through 2012. If certain substantial changes in CMC's ownership should occur, there would be an annual limitation on the amount of carryforwards which can be utilized.

   A reconciliation of the statutory federal income tax rate to the effective income tax rate is as follows:

                                                               Five Months Ended
                                                               December 31, 1998
                                                               -----------------
      Statutory federal rate..................................       (35.0)%
      State income tax, net of federal benefits...............        (4.2)
      Surtax exemption........................................         1.0
      Other, net..............................................         0.7
                                                                     -----
      Effective rate..........................................       (37.5)%
                                                                     =====

Note 9--Related Party transactions

   In August 1993, CMC transferred certain assets and related liabilities associated with its telephone business to Cortelco Systems Holding Corporation ("Cortelco"), a related party. Under a manufacturing services agreement which expired in 1998, CMC provided manufacturing services to Cortelco on a turnkey basis with prices based on cost plus 8% for telephone products and cost plus 10% for telecommunications systems products. Included in net sales the five months ended December 31, 1998 were sales to Cortelco totaling $9,650,000. Total cost of sales for the period relating to these sales to Cortelco was $8,878,000. CMC continues to provide services to Cortelco with prices negotiated on a per contract basis.

   In July of 1998, CMC converted certain accounts receivable from Cortelco totaling $2,000,000 into a note receivable. Under the terms of the note, Cortelco agrees to pay the balance over a three-year term with monthly payments of $50,000 plus interest. Interest accrues on the note at a rate of 9.0% per annum. CMC continues to provide credit for manufacturing services sold to Cortelco in the form of trade receivables. The outstanding balance of this note was $1,750,000 at December 31, 1998.

   In connection with the August 1993 transfer of assets and related liabilities to Cortelco, CMC received preferred stock in Cortelco. The Cortelco preferred stock is nonvoting, has a liquidation preference of $12.50 per share and entitles CMC to dividends which are non-cumulative until August 1995 and thereafter cumulative at $.75 per share for each year in which Cortelco earns net income of $2 million or more. CMC recorded the preferred stock at fair value, $5.9 million, based on the discounted cash flow of the redemption requirements. The excess cost basis of the net assets over the fair value of the preferred shares received was recorded as a distribution of capital to CMC's stockholders.

   In March 1999, CMC consented to a restructuring of certain assets of Cortelco. In connection with this restructuring, Cortelco distributed common stock of Cortelco Systems, Inc. to its stockholders on a pro rata basis. Pursuant to this distribution, CMC and Cortelco entered into a Stock Distribution Agreement and CMC received its pro rata share which was equal to 6,125,302 shares of common stock of Cortelco Systems, Inc. CMC also entered into a Stock Purchase Agreement with Mr. David Lee, a director of CMC and the largest stockholder of CMC and Cortelco, under which, through a series of "put" and "call" rights, Mr. Lee effectively guarantees CMC the right to receive not less than approximately $5.9 million in respect of the common stock of Cortelco Systems, Inc. and the preferred stock of Cortelco by May 2002. In consideration for the receipt of Mr. Lee's guarantee, CMC consented to an amendment to Cortelco's certificate of incorporation, which among other things, delays the dates on which the preferred stock may be tendered for redemption by CMC.

                     CMC INDUSTRIES, INC. AND SUBSIDIARIES

   Furthermore, Cortelco's wholly owned subsidiary, Cortelco Puerto Rico, merged into Cortelco Systems, Inc. in connection with the above mentioned distribution. Cortelco Systems, Inc. merged with BCS Technologies, Inc. with Cortelco Systems, Inc. being the surviving entity.

Note 10--Employee Benefits

Savings plan

   CMC maintains a profit-sharing savings plan (the "Savings Plan") for employees of CMC Industries, Inc. Under the terms of the Savings Plan, employees may contribute from 2% to 16% of compensation and an additional elective amount. CMC does not match any employee contributions. CMC may elect to make a discretionary profit-sharing contribution. All full-time employees with one hour of service are eligible to participate in the Savings Plan. CMC recorded no contributions for five-month period ended December 31, 1998.

Retirement benefits

   CMC maintains a defined benefit pension plan (the "Pension Plan") which covers certain hourly employees at the Mississippi division. Retirement benefits under the Pension Plan are based on an employee's length of service and a benefit formula based on year of hire. The benefit formula does not include a provision for increases in future compensation levels. Contributions to the Pension Plan are primarily based on the projected unit actuarial cost method. The Pension Plan's assets consist principally of short-term U.S. government instruments and pooled fixed income, debt and equity investment funds with a financial institution. Effective June 1, 1994, CMC terminated the future service payments for employees.

   The following table sets forth changes in the projected benefit obligation and changes in the fair value of Plan assets (amounts in thousands):

                                                              Five Months Ended
                                                              December 31, 1998
                                                              -----------------
      Change in projected benefit obligation
        Benefit obligation at beginning of period............      $ 7,712
        Interest cost........................................          273
        Benefits paid........................................         (309)
        Actuarial loss.......................................        1,767
                                                                   -------
        Benefit obligation at end of period..................      $ 9,443
                                                                   =======
      Change in plan assets
        Fair value of plan assets at beginning of period.....      $ 7,881
        Employer contribution................................          154
        Actual return on plan assets.........................          490
        Benefits paid........................................         (309)
                                                                   -------
        Fair value of plan assets at end of period...........      $ 8,216
                                                                   =======
      Funded status..........................................      $(1,227)
      Unrecognized loss......................................        2,757
      Additional liability recorded..........................       (2,757)
                                                                   -------
      Accrued benefit cost...................................      $(1,227)
                                                                   =======

                     CMC INDUSTRIES, INC. AND SUBSIDIARIES

   The components of net periodic pension cost and related assumptions were as follows (amounts in thousands):

                                                               Five Months Ended
                                                               December 31, 1998
                                                               -----------------
      Interest cost...........................................       $ 273
      Return on plan assets...................................        (245)
      Net amortization and deferral...........................          26
                                                                     -----
      Net periodic pension expense............................       $  54
                                                                     =====
      Discount rate...........................................        7.00%
      Long-term rate of return................................        8.00%

   Statement of Financial Accounting Standards No. 87 ("FAS 87"), Employers' Accounting for Pensions, requires recognition in the balance sheet of a minimum pension liability for underfunded plans. The minimum liability that must be recognized is equal to the excess of the accumulated benefit obligation over plan assets. A corresponding amount is recognized either as an intangible asset, to the extent of unrecognized prior service costs, or a reduction of equity. As a result of reducing the aforementioned discount rate on its obligation as of December 31, 1998 to 7%, CMC recorded an additional liability pursuant to FAS 87 as shown above with a corresponding reduction, net of deferred tax benefits, in stockholders' equity.

   Under FAS 87, the portion of deferred gains and losses in excess of 10% of the projected benefit obligation is amortized as a component of net periodic pension cost. If amortization is required, the period used is the average remaining service period of active employees, which was approximately 13.28 years as of December 31, 1998.

Note 11--Net Income Per Share

   A reconciliation of basic earnings per share to diluted earnings per share follows (in thousands, except per share data):

                                                          Five Months Ended
                                                          December 31, 1998
                                                        ----------------------
                                                                         Per-
                                                                        Share
                                                        Income   Shares Amount
                                                        -------  ------ ------
      Basic EPS
      Net loss......................................... $(2,131) 7,620  $(.28)
      Effect of Dilutive Securities
      Stock options....................................     --     --     --
                                                        -------  -----  -----
      Diluted EPS
      Income available to common stockholders plus
       assumed conversions............................. $(2,131) 7,620  $(.28)
                                                        =======  =====  =====

   Options to purchase shares of CMC's common stock were outstanding during the five-month period ended December 31, 1998 but were not included in the computation of diluted EPS due to the net loss experienced by CMC for such period.

Note 12--Commitments and Contingencies

   In connection with the restructuring of CMC in August 1993, certain deferred income tax liabilities were assumed by Cortelco. Although the LIFO method of inventory accounting is employed, a portion of this deferred income tax liability attributable to differing financial reporting and tax reporting bases of inventories

                     CMC INDUSTRIES, INC. AND SUBSIDIARIES
may become payable in the foreseeable future based on certain rulings made in the U.S. federal tax courts. CMC has received indemnification from this affiliate with respect to such liability and believes any such liability to be insignificant as of December 31, 1998.

   In fiscal 1994, CMC incurred a non-recurring charge of approximately $170,000 related to the costs of environmental clean-up at a former manufacturing site. CMC's original estimate of its cost of the clean-up was approximately $320,000 which was recorded prior to July 1994. In fiscal 1995, an environmental expert concluded that the cost of a full study combined with short and long-term remediation of the site may cost between $3 and $4 million. During fiscal 1996, CMC was excluded as a potentially responsible party ("PRP") by the State of Tennessee's Department of Environment and Conservation in relation to the former facility; however, Alcatel, Inc., a PRP named by the State of Tennessee's Department of Environment and Conservation and a former owner of CMC, is seeking indemnification from CMC. Management believes Alcatel's assertion to be without merit and has responded as such. As of December 31, 1998, no claims have been filed by Alcatel.

   In connection with a fiscal 1996 staff reduction, certain terminated employees subsequently claimed that CMC had engaged in age discrimination in their dismissal and sought damages of varying amounts. On August 6, 1998, a judgment was rendered in the favor of one plaintiff in the amount of $127,000. A second plaintiff's claim for $53,000 was filed. The Equal Employment Opportunity Commission ("EEOC") has negotiated with CMC to reach a monetary settlement for other potential claimants. CMC agreed to enter into a Conciliation Agreement with the EEOC and pay approximately $500,000 to settle all such claims. As a result of these events and the significant ongoing costs to defend these claims, in September 1998 CMC concluded that its interest would be best served by settling all such matters. CMC reserved $975,000 as of July 31, 1998 to resolve all such claims, representing its best estimate of funds to ultimately be paid to such claimants. At December 31, 1998, $628,000 of this amount remains to be distributed to the parties.

   In addition to the above, CMC is a defendant in several legal actions involving certain matters arising in the normal course of business. Management believes that the aggregate loss, if any, resulting from the final outcome of these proceedings will not be material to the financial position or results of operations of CMC. No additional accrual has been recorded for these pending matters.

Note 13--Subsequent Event

   On May 10, 1999, CMC entered into a definitive merger agreement with ACT Manufacturing, Inc. ("ACT"), a provider of value-added electronic manufacturing services for original equipment manufacturers in networking and telecommunications, computing industrial and medical equipment markets. The closing of the merger with ACT (the "Merger"), which was subject to the approval of the shareholders of ACT and CMC, various regulating approvals and other customary closing conditions, was effected on July 29, 1999. Under the terms of the agreement, each share of CMC common stock was exchanged for 0.5 shares of ACT common stock. The merger was accounted for as a pooling of interest.

                                 [LOGO OF ACT]

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

   Estimated expenses payable in connection with the sale of the common stock in this offering are as follows:

      SEC registration fee............................................ $ 23,546
      NASD filing fee.................................................    8,970
      Nasdaq National Market listing fee..............................   17,500
      Blue sky fees...................................................    5,000
      Printing and engraving expenses.................................  150,000
      Legal fees and expenses.........................................  400,000
      Accounting fees and expenses....................................  300,000
      Miscellaneous...................................................   44,984
                                                                       --------
        Total......................................................... $950,000
                                                                       ========

   The registrant will bear all of the expenses shown above.

Item 15. Indemnification of Directors and Officers.

   Section 67 of Chapter 156B of the Massachusetts General Laws provides that a corporation may indemnify its directors and officers to the extent specified in or authorized by (i) the articles of organization, (ii) a by-law adopted by the stockholders, or (iii) a vote adopted by the holders of a majority of the shares of stock entitled to vote on the election of directors. In all instances, the extent to which a corporation provides indemnification to its directors and officers under Section 67 is optional. Our Amended and Restated By-laws require that we indemnify our directors and officers in specified circumstances. Generally, Article V, Section 2 of our Amended and Restated By-laws indemnifies our directors and officers against liabilities and expenses arising out of legal proceedings brought against them by reason of their status as directors or officers or by reason of their agreeing to serve, at our request, as a director or officer with another organization. Under this provision, a director or officer shall be indemnified by us for all costs and expenses (including attorneys' fees), judgments, liabilities and amounts paid in settlement of such proceedings, even if he is not successful on the merits, if he acted in good faith in the reasonable belief that his action was in our best interests. Our Board of Directors may authorize advancing litigation expenses to a director or officer at his request upon receipt of an undertaking by any such director or officer to repay such expenses if it is ultimately determined that he is not entitled to indemnification for such expenses.

   Article 6 of our Restated Articles of Organization eliminates the personal liability of our directors to us or our stockholders for monetary damages for breach of a director's fiduciary duty, except to the extent Chapter 156B of the Massachusetts General Laws prohibits the elimination or limitation of such liability.

   We maintain directors' and officers' liability insurance for the benefit of our directors and certain of our officers.

Item 16. Exhibits and Financial Statement Schedules.

   (a) Exhibits:

Exhibit No.  Description
-----------  -----------
 1.1+        Form of Underwriting Agreement.
 2.1         Agreement and Plan of Merger and Reorganization by and among ACT, East Acquisition Corp., a wholly owned subsidiary of ACT, and CMC Industries, Inc., dated as of May 10, 1999
             (incorporated herein by reference to our Registration Statement on Form S-4 (File No. 333-81367)).
 4.1         Specimen certificate representing the Common Stock (incorporated herein by reference to the exhibits to our Registration Statement on Form S-1 (File No. 33-89532)), as amended.
 4.2         Second Restated Articles of Organization (incorporated herein by reference to the exhibits to our
             Annual Report on Form 10-K for the year ended December 31, 1995).
 4.3         Articles of Amendment to the Second Restated Articles of Organization (incorporated herein by reference to the exhibits to our Quarterly Report on Form 10-Q for the period ended June 30, 1997).
 4.4         Articles of Amendment to the Second Restated Articles of Organization (incorporated herein by reference to the exhibits to our Registration Statement on Form S-8 (File No. 333-84231).
 4.5         Amended and Restated By-Laws (incorporated herein by reference to the exhibits to our
             Registration Statement on Form S-1 (File No. 33-89532)), as amended.
 5.1*        Opinion of Testa, Hurwitz & Thibeault, LLP regarding the legality of the securities being issued.
23.1         Consent of Testa, Hurwitz & Thibeault, LLP (included in Exhibit 5.1).
23.2*        Consent of Deloitte & Touche LLP.
23.3*        Consent of PricewaterhouseCoopers LLP.
24.1         Power of Attorney (see page II-4).

---------------------
*  Filed herewith.

+  To be filed by amendment.

   (b) Financial Statements Schedules:

  The following consolidated financial statement schedule of the registrant is filed as part of this prospectus:

                                                                   Page
                                                                   ----
      Schedule II--Valuation and Qualifying Accounts and Reserves  S-1

   All other schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable, and therefore have been omitted.

Item 17. Undertakings.

   The registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to provisions described in Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

   The registrant hereby undertakes that (1) for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and (2) for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Hudson, Massachusetts on November 1, 1999.

                                          Act Manufacturing, Inc.

                                               /s/  Jeffrey B. Lavin
                                          By: _________________________________

                                                  Jeffrey B. Lavin

                                            Vice President of Finance, Chief
                                             Financial Officer, Treasurer and
                                                        Clerk

                        POWER OF ATTORNEY AND SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

             Signature                           Title                    Date
             ---------                           -----                    ----
                 *                   Chairman of the Board of       November 1, 1999
____________________________________  Directors and Chief
            John A. Pino              Executive Officer
                                      (principal executive
                                      officer)

        /s/ Jeffrey B. Lavin         Vice President of Finance,     November 1, 1999
____________________________________  Chief Financial Officer,
          Jeffrey B. Lavin            Treasurer and Clerk
                                      (principal financial and
                                      accounting officer)

                 *                   Director                       November 1, 1999
____________________________________
          Edward T. Cuddy

                 *                   Director                       November 1, 1999
____________________________________
          Bruce R. Gardner

                 *                   Director                       November 1, 1999
____________________________________
         Frederick W. Gibbs

                 *                   Director                       November 1, 1999
____________________________________
            David S. Lee

                 *                   Director                       November 1, 1999
____________________________________
          Donald G. Polich

  *By:  /s/ Jeffrey B. Lavin
-------------------------------

      Jeffrey B. Lavin

      Attorney-in-Fact

                                                                     SCHEDULE II
                            ACT MANUFACTURING, INC.

                       Valuation and Qualifying Accounts
              For the years ended December 31, 1998, 1997 and 1996
                                 (in thousands)

                                            Additions
                                 Balance    Charged to                 Balance
                               at Beginning Costs and  Deductions and  at End
                                of Period    Expenses   Adjustments   of Period
                               ------------ ---------- -------------- ---------
ALLOWANCE FOR DOUBTFUL
 ACCOUNTS:
  For the year ended December
   31, 1996...................    $  357      $   23       $ (371)     $  751
  For the year ended December
   31, 1997...................       751       1,805          451       2,105
  For the year ended December
   31, 1998...................     2,105       1,945        2,817       1,233

INVENTORY RESERVE:
  For the year ended December
   31, 1996...................     1,642       5,256        1,039       5,859
  For the year ended December
   31, 1997...................     5,859       1,181        4,296       2,744
  For the year ended December
   31, 1998...................     2,744         845          946       2,643

                                 EXHIBIT INDEX

Exhibit No.  Description
-----------  -----------
 1.1+        Form of Underwriting Agreement.
 2.1         Agreement and Plan of Merger and Reorganization by and among ACT, East Acquisition Corp., a wholly owned subsidiary of ACT, and CMC Industries, Inc., dated as of May 10, 1999
             (incorporated herein by reference to our Registration Statement on Form S-4 (File No. 333-81367)).
 4.1         Specimen certificate representing the Common Stock (incorporated herein by reference to the exhibits to our Registration Statement on Form S-1 (File No. 33-89532)), as amended.
 4.2         Second Restated Articles of Organization (incorporated herein by reference to the exhibits to our
             Annual Report on Form 10-K for the year ended December 31, 1995).
 4.3         Articles of Amendment to the Second Restated Articles of Organization (incorporated herein by reference to the exhibits to our Quarterly Report on Form 10-Q for the period ended June 30, 1997).
 4.4         Articles of Amendment to the Second Restated Articles of Organization (incorporated herein by reference to the exhibits to our Registration Statement on Form S-8 (File No. 333-84231).
 4.5         Amended and Restated By-Laws (incorporated herein by reference to the exhibits to our
             Registration Statement on Form S-1 (File No. 33-89532)), as amended.
 5.1*        Opinion of Testa, Hurwitz & Thibeault, LLP regarding the legality of the securities being issued.
23.1         Consent of Testa, Hurwitz & Thibeault, LLP (included in Exhibit 5.1).
23.2*        Consent of Deloitte & Touche LLP.
23.3*        Consent of PricewaterhouseCoopers LLP.
24.1         Power of Attorney (see page II-4).

---------------------
*  Filed herewith.

+  To be filed by amendment.